UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of August, 2024

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

 Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

1

ULTRAPAR HOLDINGS INC.

ITEM
1.	Individual and Consolidated Interim Financial Information as of and for the Quarter Ended June 30, 2024 and Report on Review of Interim Financial Information
2.	2Q24 Earnings Release
3.	Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on August 7, 2024
4.	Notice to shareholders
5.	Material Notice Disclosure and Securities Trading Corporate Policies

2

Individual and Consolidated Interim Financial Information as of and for the Quarter Ended June 30, 2024 and Report on Review of Interim Financial Information

ULTRA

INTERIM FINANCIAL INFORMATION

June 30, 2024

Ultrapar Participações S.A.

Ipiranga

ultragaz ultracargo Ipiranga

3

Ultrapar Participações S.A. and Subsidiaries

4

(Convenience Translation into English from the Original

Previously Issued in Portuguese)

Ultrapar Participações S.A.

Report on Review of Interim Financial Information for the

three and six-month Quarter Ended June 30, 2024

Deloitte Touche Tohmatsu Auditores Independentes Ltda.

5

Deloitte Touche Tohmatsu Dr. Chucri Zaidan Avenue, 1.240 - 4th, 7th to 12th floors - Golden Tower 04711-130 - São Paulo - SP Brazil Tel.: + 55 (11) 5186-1000 Fax: + 55 (11) 5181-2911 www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, Board of Directors and Management of

Ultrapar Participações S.A.

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Ultrapar Participações S.A. (“Company”), identified as Parent and Consolidated, included in the Interim Financial Information Form (ITR), for the quarter ended June 30, 2024, which comprises the statements of financial position as at June 30, 2024 and the related statements of income and comprehensive income for the three and six-month periods then ended, and of changes in equity and of cash flows for the six-month period then ended, including the explanatory notes.

Management is responsible for the preparation of this individual and consolidated interim financial information in accordance with technical pronouncement CPC 21(R1) and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information has not been prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34 applicable to the preparation of ITR and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM).

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited (“DTTL”), its global network of member firms, and their related entities (collectively, the “Deloitte organization”). DTTL (also referred to as “Deloitte Global”) and each of its member firms and related entities are legally separate and independent entities, which cannot obligate or bind each other in respect of third parties. DTTL and each DTTL member firm and related entity is liable only for its own acts and omissions, and not those of each other. DTTL does not provide services to clients. Please see www.deloitte.com/about to learn more.

Deloitte is a leading global provider of audit and assurance, consulting, financial advisory, risk advisory, tax and related services. Our global network of member firms and related entities in more than 150 countries and territories (collectively, the “Deloitte organization”) serves four out of five Fortune Global 500® companies. Learn how Deloitte’s approximately 415,000 people make an impact that matters at www.deloitte.com.

© 2024. For information, contact Deloitte Global.

6

Other matters

Statements of value added

The interim financial information referred to above includes the individual and consolidated statements of value added (DVA) for the six-month period ended June 30, 2024, prepared under the responsibility of the Company’s Management, and presented as supplemental information for international standard IAS 34 purposes. These statements were subject to the review procedures performed together with the review of the ITR to reach a conclusion on whether they are reconciled with the interim financial information and the accounting records, as applicable, and if their form and content are consistent with the criteria set forth in technical pronouncement CPC 09 (R1) - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that these statements of value added were not prepared, in all material respects, in accordance with the criteria defined in such standard and consistently with the individual and consolidated interim financial information taken as a whole.

The accompanying interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, August 7, 2024

DELOITTE TOUCHE TOHMATSU	Daniel Corrêa de Sá
Auditores Independentes Ltda.	Engagement Partner

7

Ultrapar Participações S.A. and Subsidiaries
Statements of financial position
As of June 30, 2024 and December 31, 2023
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Assets
Current assets
Cash and cash equivalents	4.a	777	412,840	3,830,731	5,925,688
Financial investments, derivative financial instruments and other financial assets	4.b	‐	‐	300,830	292,934
Trade receivables	5.a	‐	‐	4,052,453	3,921,790
Reseller financing	5.b	‐	‐	464,364	504,862
Trade receivables - sale of subsidiaries	5.c	219,910	208,487	219,910	924,364
Inventories	6	‐	‐	3,989,611	4,291,431
Recoverable taxes	7.a	1,050	1,050	1,497,160	1,462,269
Recoverable income and social contribution taxes	7.b	15,245	25,006	168,606	171,051
Dividends receivable	-	88,691	414,973	2,294	3,572
Other receivables	-	98,210	105,229	292,350	263,806
Prepaid expenses	-	10,128	4,617	151,206	99,922
Contractual assets with customers - exclusivity rights	10	‐	‐	776,588	787,206
Total current assets		434,011	1,172,202	15,746,103	18,648,895

Non-current assets
Financial investments, derivative financial instruments and other financial assets	4.b	2,608	295,637	3,297,928	951,941
Trade receivables	5.a	‐	‐	64,370	13,216
Reseller financing	5.b	‐	‐	627,001	550,641
Related parties	8.a	7,076	6,677	46,637	31,892
Deferred income and social contribution taxes	9.a	178,641	164,267	1,267,554	1,255,134
Recoverable taxes	7.a	74	75	2,452,407	2,741,370
Recoverable income and social contribution taxes	7.b	8,065	8,065	278,544	225,354
Escrow deposits	18.a	35	18	1,054,541	1,032,717
Indemnification asset - business combination	18.c	‐	‐	128,109	124,927
Other receivables and other assets	-	‐	‐	112,073	155,818
Prepaid expenses	-	19,073	13,752	61,879	73,387
Contractual assets with customers - exclusivity rights	10	‐	‐	1,432,427	1,475,302

Investments in subsidiaries, joint ventures and associates	11	13,703,000	12,322,055	1,598,676	318,356
Right-of-use assets, net	12	7,674	7,527	1,611,998	1,711,526
Property, plant and equipment, net	13	71,795	5,791	6,585,227	6,387,581
Intangible assets, net	14	270,079	270,658	1,974,696	2,553,917
Total non-current assets		14,268,120	13,094,522	22,594,067	19,603,079
Total assets		14,702,131	14,266,724	38,340,170	38,251,974

The accompanying notes are an integral part of the interim financial information.

8

Ultrapar Participações S.A. and Subsidiaries
Statements of financial position
As of June 30, 2024 and December 31, 2023
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Liabilities and equity
Current liabilities
Trade payables	16.a	31,071	26,772	3,126,822	4,682,671
Trade payables - reverse factoring	16.b	‐	‐	1,531,298	1,039,366
Loans, financing and derivative financial instruments	15	‐	‐	2,987,354	1,075,672
Debentures	15	‐	‐	427,452	917,582
Salaries and related charges	-	34,423	51,148	398,921	494,771
Taxes payable	-	493	1,457	127,889	168,730
Dividends payable	-	11,668	314,418	51,724	334,641
Income and social contribution taxes payable	-	82	‐	301,131	551,792
Post-employment benefits	17.b	‐	‐	23,736	23,612
Provision for decarbonization credit	14.b	‐	‐	147,092	741,982
Provisions for tax, civil and labor risks	18.a	903	907	56,271	45,828
Leases payable	12.b	2,736	2,389	332,402	311,426
Financial liabilities of customers	-	‐	‐	135,396	157,615
Other payables	-	373	5,260	503,203	683,970
Total current liabilities		81,749	402,351	10,150,691	11,229,658

Non-current liabilities
Loans, financing and derivative financial instruments	15	‐	‐	6,178,683	5,585,372
Debentures	15	‐	‐	4,109,680	4,189,391
Related parties	8.a	2,875	2,875	3,516	3,118
Deferred income and social contribution taxes	9.a	‐	‐	23,530	206
Post-employment benefits	17.b	1,668	1,506	250,298	241,211
Provisions for tax, civil and labor risks	18.a; 18.c	178,647	188,757	1,252,019	1,258,302
Leases payable	12.b	6,010	6,197	1,093,767	1,212,508
Financial liabilities of customers	-	‐	‐	109,097	151,319
Subscription warrants - indemnification	19	66,165	87,299	66,165	87,299
Provision for unsecured liabilities of subsidiaries, joint ventures and associates	11	59,346	55,712	302	256
Other payables	‐	21,869	15,532	248,571	263,508
Total non-current liabilities		336,580	357,878	13,335,628	12,992,490

Equity
Share capital	20.a	6,621,752	6,621,752	6,621,752	6,621,752
Equity instrument granted	20.b	81,491	75,925	81,491	75,925
Capital reserve	20.d	605,347	597,828	605,347	597,828
Treasury shares	20.c	(450,284)	(470,510)	(450,284)	(470,510)
Revaluation reserve of subsidiaries	20.d	3,714	3,802	3,714	3,802
Profit reserves	20.e	6,389,559	6,389,559	6,389,559	6,389,559
Retained earnings	-	869,486	‐	869,486	‐
Accumulated other comprehensive income	-	162,737	154,108	162,737	154,108
Additional dividends to the minimum mandatory dividends	‐	‐	134,031	‐	134,031
Equity attributable to:	‐
Shareholders of Ultrapar	‐	14,283,802	13,506,495	14,283,802	13,506,495
Non-controlling interests in subsidiaries	11	‐	‐	570,049	523,331
Total equity	‐	14,283,802	13,506,495	14,853,851	14,029,826
Total liabilities and equity	‐	14,702,131	14,266,724	38,340,170	38,251,974

The accompanying notes are an integral part of the interim financial information.

9

Ultrapar Participações S.A. and Subsidiaries
Statements of income
For the periods ended June 30, 2024 and 2023
(In thousands of Brazilian Reais, except earnings per thousand shares)

		Parent				Consolidated
	Note	04/01/2024 to	01/01/2024 to	04/01/2023 to	01/01/2023 to	04/01/2024 to	01/01/2024 to	04/01/2023 to	01/01/2023 to
		06/30/2024	06/30/2024	06/30/2023	06/30/2023	06/30/2024	06/30/2024	06/30/2023	06/30/2023
Net revenue from sales and services	21	‐	‐	‐	‐	32,343,947	62,739,849	29,592,540	60,144,293
Cost of products and services sold	22	‐	‐	‐	‐	(30,235,855)	(58,570,545)	(27,920,269)	(56,759,303)

Gross profit		‐	‐	‐	‐	2,108,092	4,169,304	1,672,271	3,384,990

Operating income (expenses)
Selling and marketing	22	‐	‐	‐	‐	(644,129)	(1,213,129)	(523,782)	(1,034,750)
General and administrative	22	(12,177)	(24,765)	(25,457)	(31,544)	(513,502)	(954,302)	(469,239)	(923,166)
Results from disposal of property, plant and equipment and intangible assets		6	47	‐	‐	37,073	73,881	39,779	92,556
Other operating income (expenses), net	22	(3,363)	31,855	10	(162)	(88,242)	(226,029)	(205,996)	(339,206)

Operating income (loss) before share of profit (loss) of subsidiaries, joint ventures and associates, financial result and income and social contribution taxes		(15,534)	7,137	(25,447)	(31,706)	899,292	1,849,725	513,033	1,180,424
Share of profit (loss) of subsidiaries, joint ventures and associates	11	422,983	838,361	251,730	538,959	(8,013)	(11,097)	1,569	12,017
Amortization of fair value adjustments on associates acquisition	11	-	-	-	-	(1,682)	(1,682)	-	-
Total share of profit (loss) of subsidiaries, joint ventures and associates		422,983	838,361	251,730	538,959	(9,695)	(12,779)	1,569	12,017
Income before financial result and income and social contribution taxes		407,449	845,498	226,283	507,253	889,597	1,836,946	514,602	1,192,441

Financial income	23	23,126	42,872	15,870	50,962	280,585	440,780	186,675	377,122
Financial expenses	23	(4,121)	(22,763)	(24,902)	(76,613)	(486,333)	(929,297)	(403,398)	(905,439)
Financial result, net	23	19,005	20,109	(9,032)	(25,651)	(205,748)	(488,517)	(216,723)	(528,317)
Income before income and social contribution taxes		426,454	865,607	217,251	481,602	683,849	1,348,429	297,879	664,124

Income and social contribution taxes
Current	9.b; 9.c	‐	(10,592)	(11,385)	(21,181)	(306,861)	(394,725)	(164,734)	(304,410)
Deferred	9.b	11,461	14,374	8,010	15,520	114,225	(7,045)	105,546	152,802
		11,461	3,782	(3,375)	(5,661)	(192,636)	(401,770)	(59,188)	(151,608)

Net income for the period		437,915	869,389	213,876	475,941	491,213	946,659	238,691	512,516
Income attributable to:
Shareholders of Ultrapar		437,915	869,389	213,876	475,941	437,915	869,389	213,876	475,941
Non-controlling interests in subsidiaries	11	‐	‐	‐	‐	53,298	77,270	24,815	36,575

Total earnings per share (based on the weighted average number of shares outstanding) – R$
Basic	24	0.3969	0.7895	0.1953	0.4346	0.3969	0.7895	0.1953	0.4346
Diluted	24	0.3912	0.7794	0.1937	0.4310	0.3912	0.7794	0.1937	0.4310

The accompanying notes are an integral part of the interim financial information.

10

Ultrapar Participações S.A. and Subsidiaries
Statements of comprehensive income
For the periods ended June 30, 2024 and 2023
(In thousands of Brazilian Reais)

		Parent				Consolidated
	Note	04/01/2024 to 06/30/2024	01/01/2024 to 06/30/2024	04/01/2023 to 06/31/2023	01/01/2023 to 06/30/2023	04/01/2024 to 06/30/2024	01/01/2024 to 06/30/2024	04/01/2023 to 06/30/2023	01/01/2023 to 06/30/2023
Net income for the period, attributable to shareholders of Ultrapar		437,915	869,389	213,876	475,941	437,915	869,389	213,876	475,941
Net income for the period, attributable to non-controlling interests in subsidiaries		‐	‐	‐	‐	53,298	77,270	24,815	36,575
Net income for the period		437,915	869,389	213,876	475,941	491,213	946,659	238,691	512,516

Items that will be subsequently reclassified to profit or loss:
Fair value adjustments of financial instruments of subsidiaries, joint ventures and associates, net of income and social contribution taxes	20.f.1	405	8,629	(18,963)	(25,488)	405	8,629	(18,963)	(25,488)
Total comprehensive income for the period		438,320	878,018	194,913	450,453	491,618	955,288	219,728	487,028

Total comprehensive income for the period attributable to shareholders of Ultrapar		438,320	878,018	194,913	450,453	438,320	878,018	194,913	450,453
Total comprehensive income for the period attributable to non-controlling interests in subsidiaries		‐	‐	‐	‐	53,298	77,270	24,815	36,575

The accompanying notes are an integral part of the interim financial information.

11

Ultrapar Participações S.A. and Subsidiaries
Statements of changes in equity
For the periods ended June 30, 2024 and 2023
(In thousands of Brazilian Reais, except dividends per share)

							Profit reserves					Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve of subsidiaries	Legal reserve	Investments statutory reserve	Accumulated other comprehensive income	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of Ultrapar	Non-controlling interests (i)	Total equity
Balance as of December 31, 2023		6,621,752	75,925	597,828	(470,510)	3,802	121,990	6,267,569	154,108	‐	134,031	13,506,495	523,331	14,029,826
Net income for the period		‐	‐	‐	‐	‐	‐	‐	‐	869,389	‐	869,389	77,270	946,659
Other comprehensive income		‐	‐	‐	‐	‐	‐	‐	8,629	‐	‐	8,629	‐	8,629
Total comprehensive income for the period		‐	‐	‐	‐	‐	‐	‐	8,629	869,389	‐	878,018	77,270	955,288

Issuance of shares related to the subscription warrants - indemnification		‐	‐	5,631	‐	‐	‐	‐	‐	‐	‐	5,631	‐	5,631
Equity instrument granted	8.c; 20.a; 20.b	‐	5,566	1,888	20,226	‐	‐	‐	‐	‐	‐	27,680	‐	27,680
Realization of revaluation reserve of subsidiaries	-	‐	‐	‐	‐	(88)	‐	‐	‐	88	‐	‐	‐	‐
Shareholder transaction - changes of ownership interest	-	‐	‐	‐	‐	‐	‐	‐	‐	9	‐	9	337	346
Non-controlling interest in acquired subsidiary	-	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	13,501	13,501
Allocation of net income:
Interest on capital to non-controlling interests	-	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(43,996)	(43,996)
Dividends attributable to non-controlling interests	-	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(394)	(394)
Approval of additional dividends by the Ordinary General Shareholders’ Meeting	20.e	‐	‐	‐	‐	‐	‐	‐	‐	‐	(134,031)	(134,031)	‐	(134,031)
Balance as of June 30, 2024		6,621,752	81,491	605,347	(450,284)	3,714	121,990	6,267,569	162,737	869,486	‐	14,283,802	570,049	14,853,851

12

Ultrapar Participações S.A. and Subsidiaries
Statements of changes in equity
For the periods ended June 30, 2024 and 2023
(In thousands of Brazilian Reais, except dividends per share)

							Profit reserves					Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve of subsidiaries	Legal reserve	Investments statutory reserve	Accumulated other comprehensive income	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of Ultrapar	Non-controlling interests (i)	Total equity
Balance as of December 31, 2022		5,171,752	43,987	599,461	(479,674)	3,975	882,575	5,228,561	179,974	‐	78,130	11,708,741	466,227	12,174,968
Net income for the period	-	‐	‐	‐	‐	‐	‐	‐	‐	475,941	‐	475,941	36,575	512,516
Other comprehensive income	-	‐	‐	‐	‐	‐	‐	‐	(25,488)	‐	‐	(25,488)	‐	(25,488)
Total comprehensive income for the period		‐	‐	‐	‐	‐	‐	‐	(25,488)	475,941	‐	450,453	36,575	487,028

Issuance of shares related to the subscription warrants - indemnification	-	‐	‐	411	‐	‐	‐	‐	‐	‐	‐	411	‐	411
Equity instrument granted	8.c; 20.a; 20.b	‐	7,071	(2,193)	9,164	‐	‐	‐	‐	‐	‐	14,042	‐	14,042
Realization of revaluation reserve of subsidiaries	-	‐	‐	‐	‐	(87)	‐	‐	‐	(52)	‐	(139)	‐	(139)
Capital increase with reserves	20.a	1,450,000	‐	‐	‐	‐	(882,575)	(567,425)	‐	‐	‐	‐	‐	‐
Shareholder transaction - changes of ownership interest	-	‐	‐	‐	‐	‐	‐	2	‐	‐	‐	2	‐	2
Loss due to change in ownership interest	-	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(73)	(73)
Dividends prescribed	-	‐	‐	‐	‐	‐	‐	‐	‐	1,201	‐	1,201	‐	1,201
Special reserve for mandatory dividend not distributed to non-controlling shareholders	-	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	7,543	7,543
Dividends attributable to non-controlling interests	-	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(192)	(192)
Approval of additional dividends by the Ordinary General Shareholders’ Meeting	-	‐	‐	‐	‐	‐	‐	‐	‐	‐	(78,130)	(78,130)	‐	(78,130)
Balance as of June 30, 2023		6,621,752	51,058	597,679	(470,510)	3,888	‐	4,661,138	154,486	477,090	‐	12,096,581	510,080	12,606,661

(i) Are substantially represented by non-controlling shareholders of Iconic.

The accompanying notes are an integral part of the interim financial information.

13

Ultrapar Participações S.A. and Subsidiaries
Statements of cash flows - indirect method
For the periods ended June 30, 2024 and 2023
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	01/01/2024 to 06/30/2024	01/01/2024 to 06/30/2023	01/01/2024 to 06/30/2024	01/01/2024 to 06/30/2023
Cash flows from operating activities
Net income from continuing operations		869,389	475,941	946,659	512,516
Adjustments to reconcile net income to cash provided (consumed) by operating activities			‐
Share of profit (loss) of subsidiaries, joint ventures and associates and amortization of fair value adjustments on associates acquisition	11	(838,361)	(538,959)	12,779	(12,017)
Amortization of contractual assets with customers - exclusivity rights	10	‐	‐	254,977	302,474
Amortization of right-of-use assets	12	1,362	1,110	149,925	150,217
Depreciation and amortization	13; 14	7,430	5,092	453,800	402,484
Interest and foreign exchange rate variations	-	6,397	42,889	691,925	797,439
Current and deferred income and social contribution taxes	9.b	(3,782)	5,661	401,770	151,608
Gain (loss) on disposal or write-off of property, plant and equipment, intangible assets and other assets	-	(35,286)	‐	(109,120)	(92,556)
Equity instrument granted	-	17,416	5,491	27,680	14,042
Provision for decarbonization - CBIO	-	‐	‐	321,269	376,615
Other provisions and adjustments	-	(9,453)	15,219	69,656	91,449
		15,112	12,444	3,221,320	2,694,271

(Increase) decrease in assets
Trade receivables and reseller financing	5	‐	‐	(243,141)	1,011,703
Inventories	6	‐	‐	297,265	1,234,875
Recoverable taxes	-	2,113	(30,184)	(308,942)	(464,381)
Dividends received from subsidiaries, associates and joint ventures	-	526,166	1,185,698	2,010	5,643
Other assets	-	(22,907)	17,629	(132,392)	107,220

Increase (decrease) in liabilities
Trade payables and trade payables - reverse factoring	16	4,300	(31,056)	(1,057,212)	(3,445,710)
Salaries and related charges	-	(16,725)	(28,649)	(95,850)	(86,781)
Taxes payable	-	(905)	(558)	(38,407)	(1,895)
Other liabilities	-	(14,054)	22,482	(107,044)	(119,083)

Acquisition of CBIO and carbon credits	14	‐	‐	(450,852)	(379,206)
Payments of contractual assets with customers - exclusivity rights	10	‐	‐	(195,748)	(273,378)
Payment of contingencies	-	‐	‐	(30,896)	(39,577)
Income and social contribution taxes paid	-	(2,920)	‐	(135,603)	(56,649)

Net cash provided by operating activities		490,180	1,147,806	724,508	187,052

14

Ultrapar Participações S.A. and Subsidiaries
Statements of cash flows - indirect method
For the periods ended June 30, 2024 and 2023
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	01/01/2024 to 06/30/2024	01/01/2024 to 06/30/2023	01/01/2024 to 06/30/2024	01/01/2024 to 06/30/2023
Cash flows from investing activities
Financial investments, net of redemptions	4.b	142,736	‐	(2,086,350)	344,019
Acquisition of property, plant and equipment and intangible assets	13; 14	(72,853)	(11,406)	(683,353)	(456,481)
Cash provided by disposal of investments and property, plant and equipment	-	42,893	‐	976,968	199,239
Capital increase in subsidiaries, associates and joint ventures	-	(584,085)	(303,154)	-	-
Capital decrease in subsidiaries, associates and joint ventures	11	‐	613,204	‐	‐
Cash consumed in the purchase of investments and other assets	-	‐	(60,930)	(1,102,884)	(90,271)

Net cash provided (consumed) by investing activities		(471,309)	237,714	(2,895,619)	(3,494)

Cash flows from financing activities
Loans, financing and debentures
Proceeds	15	‐	‐	2,856,034	2,511,307
Repayments	15	‐	(1,725,000)	(1,386,628)	(1,857,625)
Interest and derivatives (paid) or received	15	7,838	(118,181)	(629,519)	(666,730)
Payments of lease
Principal	12.b	(1,246)	(1,038)	(139,412)	(104,603)
Interest paid	12.b	(463)	(336)	(81,328)	(77,877)
Dividends paid	-	(436,665)	(108,630)	(461,204)	(108,722)
Proceeds from financial liabilities of customers	-	‐	‐	‐	6,782
Payments of financial liabilities of customers	-	‐	‐	(81,888)	(95,439)
Capital increase made by non-controlling shareholders and redemption of shares	-	-	-	13,500	-
Related parties	-	(398)	(6,266)	(13,401)	(5,957)
Net cash provided (consumed) by financing activities		(430,934)	(1,959,451)	76,154	(398,864)
Effect of exchange rate changes on cash and cash equivalents in foreign currency		‐	‐	‐	(28,395)
Decrease in cash and cash equivalents		(412,063)	(573,931)	(2,094,957)	(243,701)
Cash and cash equivalents at the beginning of the period	4.a	412,840	605,461	5,925,688	5,621,769
Cash and cash equivalents at the end of the period	4.a	777	31,530	3,830,731	5,378,068

Non-cash transactions:
Addition on right-of-use assets and leases payable		‐	‐	97,809	168,035
Addition on contractual assets with customers - exclusivity rights		‐	‐	27,827	66,272
Reclassification between financial assets and investment in associates		-	-	645,333	-
Issuance of shares related to the subscription warrants - indemnification - Extrafarma acquisition		4,142	411	4,142	411
Acquisition of property, plant and equipment and intangible assets without cash effect		‐	‐	9,046	30,752

The accompanying notes are an integral part of the interim financial information.

15

Ultrapar Participações S.A. and Subsidiaries
Statements of value added
For the periods ended June 30, 2024 and 2023
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	06/30/2024	06/30/2023	06/30/2024	06/30/2023
Revenues
Gross revenue from sales and services, except rents and royalties		‐	‐	65,252,229	61,860,616
Rebates, discounts and returns		‐	‐	(514,560)	(440,651)
Allowance for expected credit losses	5	‐	‐	(12,423)	(21,914)
Amortization of contractual assets with customers - exclusivity rights	10	‐	‐	(254,977)	(302,474)
Gain (loss) on disposal of assets and other operating income (expenses), net		31,901	(162)	(152,155)	(246,650)
		31,901	(162)	64,318,114	60,848,927
Materials purchased from third parties
Cost of products and services sold		‐	‐	(58,594,835)	(56,782,598)
Materials, energy, third-party services and others		103,558	79,705	(911,480)	(756,606)
Provision for assets losses		‐	‐	253	14,683
		103,558	79,705	(59,506,062)	(57,524,521)
Gross value added		135,459	79,543	4,812,052	3,324,406
Retentions
Depreciation and amortization of intangible assets and right-of-use assets	12.a; 13; 14	(8,792)	(6,202)	(603,725)	(548,367)
Net value added produced by the Company		126,667	73,341	4,208,327	2,776,039
Value added received in transfer
Amount of share of profit (loss) of subsidiaries, joint ventures and associates	11	838,361	538,959	(12,779)	12,017
Rents and royalties		‐	‐	160,235	155,174
Financial income	23	42,872	50,962	440,780	377,122
		881,233	589,921	588,236	544,313

Total value added available for distribution		1,007,900	663,262	4,796,563	3,320,352

Distribution of value added
Personnel and related charges
Salaries and wages		84,817	72,861	727,991	688,191
Benefits		13,166	12,503	222,162	200,993
Government Severance Indemnity Fund for Employees (FGTS)		3,874	4,627	52,318	47,262
Others		4,745	1,972	118,414	50,815
		106,602	91,963	1,120,885	987,261
Taxes, fees, and contributions
Federal		23,591	29,737	1,438,744	670,841
State		‐	‐	272,304	180,074
Municipal		103	13	80,247	72,828
		23,694	29,750	1,791,295	923,743
Financial expenses and rents
Interest, exchange variations and financial instruments		1,310	45,179	829,736	789,594
Rents		3,097	2,221	53,040	45,519
Others		3,808	18,208	54,948	61,719
		8,215	65,608	937,724	896,832
Remuneration of own capital
Interest on capital		-	-	43,996	-
Retained earnings		869,389	475,941	902,663	512,516
		869,389	475,941	946,659	512,516
Value added distributed		1,007,900	663,262	4,796,563	3,320,352

The accompanying notes are an integral part of the interim financial information.

16

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2024
1. Operations

Ultrapar Participações S.A. (“Ultrapar” or “Company”) is a publicly-traded company headquartered at the Brigadeiro Luís Antônio Avenue, 1343 in the city of São Paulo – SP, Brazil, listed on B3 S.A. – Brasil, Bolsa, Balcão (“B3”), in the Novo Mercado listing segment under the ticker “UGPA3” and on the New York Stock Exchange (“NYSE”) in the form of level III American Depositary Receipts (“ADRs”) under the ticker “UGP”.

The Company engages in the investment of its own capital in services, commercial and industrial activities, through the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates on liquefied petroleum gas – LPG distribution (“Ultragaz”), fuel distribution and related businesses (“Ipiranga” or “IPP”) and storage services for liquid bulk (“Ultracargo”). The information on segments is disclosed in Note 25.a.

This interim financial information was authorized for issuance by the Board of Directors on August 7, 2024.

a. Principles of consolidation and interest in subsidiaries

a.1 Principles of consolidation

In the preparation of the consolidated interim financial information the investments of one company in another, balances of asset and liability accounts, revenues transactions, costs and expenses were eliminated, as well as the effects of transactions conducted between the companies. Non-controlling interests in subsidiaries are presented within consolidated equity and net income.

Consolidation of a subsidiary begins when the Company obtains direct or indirect control over an entity and ceases when the company loses control. Income and expenses of a subsidiary acquired are included in the consolidated statements of income and of comprehensive income from the date the Company gains the control. Income and expenses of a subsidiary, in which the Company loses control, are included in the consolidated statements of income and of comprehensive income until the date the Company loses control.

When necessary, adjustments are made to the financial information of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

17

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2024

a.2. Interest in subsidiaries

The consolidated interim financial information includes the following direct and indirect subsidiaries:

			% interest in the share capital
			06/30/2024		12/31/2023
			Control		Control
	Location	Segment	Direct	Indirect	Direct	Indirect
Ultrapar Mobilidade Ltda.(1)	Brazil	Ipiranga	100	-	100	-
Serra Diesel Transportador Revendedor Retalhista Ltda.(2)	Brazil	Ipiranga	-	60	-	60
Centro de Conveniências Millennium Ltda. and subsidiaries(3)	Brazil	Ipiranga	-	100	-	100
Neodiesel Ltda.(4)	Brazil	Ipiranga	-	100	-	-
Ipiranga Produtos de Petróleo S.A.(5)	Brazil	Ipiranga	-	100	100	-
am/pm Comestíveis Ltda.	Brazil	Ipiranga	-	100	-	100
Glazed Brasil S.A.(6)	Brazil	Ipiranga	-	55	-	-
Icorban - Correspondente Bancário Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Trading Limited	British Virgin Islands	Ipiranga	-	100	-	100
Tropical Transportes Ipiranga Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Imobiliária Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Logística Ltda.	Brazil	Ipiranga	-	100	-	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	Ipiranga	-	100	-	100
Iconic Lubrificantes S.A.	Brazil	Ipiranga	-	56	-	56
Integra Frotas Ltda.	Brazil	Ipiranga	-	100	-	100
Irupé Biocombustíveis Ltda. (7)	Brazil	Ipiranga	-	100	-	100
Ipiranga Trading North America LLC.(8)	United States	Ipiranga	-	100	-	-
Ipiranga Trading Middle East DMCC(8)	Dubai	Ipiranga	-	100	-	-
Ipiranga Trading Europe S.A.(8)	Switzerland	Ipiranga	-	100	-	-
Eaí Clube Automobilista S.A.(9)	Brazil	Ipiranga	-	100	100	-
Abastece Aí Participações S.A.(10)	Brazil	Ipiranga	-	100	-	100
Abastece Aí Clube Automobilista Instituição de Pagamento Ltda.(11)	Brazil	Ipiranga	-	100	-	100
Ultragaz Participações Ltda.	Brazil	Ultragaz	100	-	100	-
Ultragaz Energia Ltda. and subsidiaries	Brazil	Ultragaz	-	100	-	100
Companhia Ultragaz S.A.	Brazil	Ultragaz	-	99	-	99
Nova Paraná Distribuidora de Gás Ltda.(12)	Brazil	Ultragaz	-	100	-	100
Utingás Armazenadora S.A.	Brazil	Ultragaz	-	57	-	57
Bahiana Distribuidora de Gás Ltda.	Brazil	Ultragaz	-	100	-	100
NEOgás do Brasil Gás Natural Comprimido S.A.(13)	Brazil	Ultragaz	-	100	-	100
UVC Investimentos Ltda.	Brazil	Others	100	-	100	-
Ultrapar Logística Ltda.(14)	Brazil	Ultracargo	100	-	100	-
Ultracargo Logística S.A.	Brazil	Ultracargo	-	99	-	99
Ultracargo Soluções Logísticas S.A.(15)	Brazil	Ultracargo	-	100	-	100
Ultrapar International S.A.	Luxembourg	Others	100	-	100	-
UVC - Fundo de investimento em participações multiestratégia investimento no exterior	Brazil	Others	100	-	100	-
Imaven Imóveis Ltda.(16)	Brazil	Others	100	-	100	-

The percentages in the table above are rounded.

18

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2024

(1)	Company established on February 28, 2023 with the purpose of holding interests in other companies. On October 2, 2023, the name of subsidiary Ultrapar Empreendimentos Ltda. was changed to Ultrapar Mobilidade Ltda.

(2)	On May 21, 2023, the Company, through its subsidiary Ultrapar Mobilidade Ltda., signed an agreement for the acquisition of a 60% interest in Serra Diesel Transportador Revendedor Retalhista Ltda. The closing of the transaction occurred on September 1, 2023.

(3)	On October 2, 2023, Centro de Conveniências Millennium Ltda. and subsidiaries became directly controlled by Ultrapar Mobilidade Ltda.
(4)	Company established on May 16, 2024 with the purpose of holding interests in other companies.
(5)	On January 2, 2024, the direct subsidiary Ipiranga Produtos de Petróleo S.A. (“Ipiranga”) became directly controlled by Ultrapar Mobilidade Ltda.
(6)	Company established on March 8, 2024, engaged in the wholesale and retail trade, manufacture, storage, export and import of natural and industrialized food products.
(7)	Company established on October 2, 2023, engaged in the production, sale, import and export of biofuels, fertilizers and other agricultural inputs.
(8)	Companies established as Ipiranga’s subsidiaries in foreign countries, engaged in the commercial representation, trade, export and import of fuels.
(9)	On January 2, 2024, subsidiary Eaí Clube Automobilista S.A. became directly controlled by Ipiranga.
(10)	Company established on June 1, 2023 with the purpose of holding interests in other companies.
(11)	On April 13, 2023, the company was acquired by Eaí Clube Automobilista S.A. The acquisition was made at book value.
(12)	Non-operating company in closing phase.
(13)	On November 21, 2022, Ultrapar through its subsidiary Companhia Ultragaz S.A., signed an agreement for the acquisition of all shares of NEOgás do Brasil Gás Natural Comprimido S.A. The closing of the acquisition occurred on February 1, 2023.

(14)	On February 19, 2024, the name of subsidiary Ultracargo Operações Logísticas e Participações Ltda. was changed to Ultrapar Logística Ltda.
(15)	On June 16, 2023, the name of subsidiary Ultracargo Vila do Conde Logística Portuária S.A. was changed to Ultracargo Soluções Logísticas S.A
(16)

On April 28, 2023, Imaven Imóveis Ltda. (“Imaven”) performed a partial spin-off of its assets, and the spin-off part was merged into the equity of the subsidiary Ipiranga Produtos de Petróleo S.A. On May 1, Imaven became directly controlled by Ultrapar. The entire transaction was carried out under common control.

b. Main events that occurred in the period

b1. Acquisition of significant stake in Hidrovias

In the six-month period ended June 30, 2024, the Company, through its subsidiary, consolidated the relevant acquisition stake in Hidrovias do Brasil S.A. (“Hidrovias”), in line with Ultrapar's strategy of expanding its presence in sectors exposed to Brazilian agribusiness, mainly in the Midwest and North regions, investing in companies in which it can contribute strategic, operational, administrative and financial knowledge, being a strategic and long-term reference shareholder of Hidrovias, supporting its growth, governance and management model. For further information, see Note 28.

b2. Acquisition of interest in Witzler by Ultragaz

On June 10, 2024, through its subsidiary Ultragaz, the Company signed a contract to acquire a 51.7% interest in Witzler Participações S.A. (“Witzler”). The acquisition value was R$ 110 million, of which R$ 50 million will be contributed to the acquired company through a capital increase and R$ 60 million will be paid at the closing of the transaction. In addition, there is a portion of R$ 40 million subject to certain performance conditions to be measured within up to 12 months. The Administrative Council for Economic Defense (CADE) approved the transaction on July 8, 2024. The closing of the transaction is subject to other precedent conditions.

19

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2024

b3. Acquisition of service stations from Pão de Açúcar Group by subsidiary Millennium

On June 10, 2024, through its subsidiary Centro de Conveniências Millenium Ltda., the Company signed a contract for the acquisition of 49 service stations from Pão de Açucar Group, located in the state of São Paulo, for R$ 130 million, aiming to maintain these stations in the network of around 6 thousand Ipiranga service stations distributed throughout Brazil. CADE approved the transaction on July 22, 2024. The closing of the transaction is subject to other precedent conditions.

2 Basis of preparation and presentation of individual and consolidated interim financial information

The individual and consolidated interim financial information ("quarterly information"), identified as Parent and Consolidated, was prepared in accordance with the International Accounting Standard ("IAS") 34 – Interim Financial Reporting issued by the International Accounting Standards Board ("IASB"), and in accordance with the pronouncement CPC 21 (R1) – Interim Financial Reporting, issued by the Brazilian Accounting Pronouncements Committee (“CPC”), and presented in accordance with the rules issued by the Securities and Exchange Commission of Brazil (“CVM”).

All relevant specific information of the interim financial information, and only this information, was presented and corresponds to that used by the Company’s and its subsidiaries’ Management.

The presentation currency of the Company’s interim financial information is the Brazilian Real, which is the Company’s functional currency, unless otherwise stated.

The preparation of the interim financial information requires management to make judgments, use estimates and adopt assumptions in the application of accounting policies that affect the presented amounts of income, expenses, assets and liabilities, including contingent liabilities. The uncertainty related to these judgments, assumptions and estimates could lead to results that require a significant adjustment to the carrying amount of certain assets and liabilities in future years.

The Company reviews its judgments, estimates and assumptions on an ongoing basis, as disclosed in the financial statements for the year ended December 31, 2023. No material changes were observed in such judgments, estimates and assumptions in relation to those disclosed as of December 31, 2023.

The interim financial information has been prepared on a historical cost basis, except for the following material items recognized in the statements of financial position:

(i)      derivative and non-derivative financial instruments measured at fair value;

(ii)     share-based payments and employee benefits measured at fair value;

(iii)    deemed cost of property, plant and equipment.

This interim financial information was prepared using information from Ultrapar and its subsidiaries on the same base date, as well as consistent accounting policies and practices. This interim financial information should be read together with the individual and consolidated financial statements of the Company for the year ended December 31, 2023, since its objective is to provide an update of the significant activities, events and circumstances in relation to those individual and consolidated financial statements.

Therefore, this interim financial information focuses on new activities, events and circumstances and does not duplicate previously disclosed information, except when Management considers it relevant to maintain certain information.

20

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2024

3. New accounting policies and changes in accounting policies

The accounting policies have been consistently applied to all consolidated companies and are consistent with those used in the parent. The Company evaluated and, when necessary, applied for the first time the new standards and interpretations issued by the International Accounting Standards Board (IASB) listed in item 3.a, and on the date the interim financial information was authorized for issue, did not identify any significant impacts thereof on the disclosure or reported amounts.

a.  New accounting policies and changes in accounting policies

The new standards and interpretations issued, up to the issuance of the Company's individual and consolidated interim financial information, are described below.

a.1 Accounting policies adopted

The following new standards, amendments to standards and interpretations of IFRS issued by the IASB and effective on/after January 1, 2024 had no significant impact on the interim financial information for the period ended June 30, 2024:

  IAS 1 – Non-current Liabilities with Covenants
  CPC 06 / IFRS 16 (R2) – Lease Liability in a Sale and Leaseback
  CPC 09 (R1) – Statement of Value Added

a.2 Accounting policies not adopted

The following new standards, amendments to standards and interpretations of IFRS issued by the IASB were not adopted since they are not effective in the period ended June 30, 2024. The Company and its subsidiaries plan to adopt these new standards, amendments and interpretations, if applicable, when they become effective, and they do not expect a material impact of their adoption on their future individual and consolidated interim financial information.

  IFRS 7/ CPC 03 and IAS 7/ CPC 40 – Supplier Finance Arrangements
  IFRS 18/ CPC 26 – Presentation and Disclosure in Financial Statements
  IFRS 10/ CPC 36 (R3) and IAS 28/ CPC 18 (R2) – Sale or Contribution of Assets between an Investor and its Associate or Joint venture
  IAS 21/ CPC 02 – The Effects of Changes in Foreign Exchange Rates
  IFRS 19 – Subsidiaries without Public Accountability

4. Cash and cash equivalents, financial investments, derivative financial instruments and other financial assets

Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of financial institutions linked to interest rate of the DI, in repurchase agreement, financial bills, private securities and in short-term investment funds, whose portfolio is comprised of Brazilian Federal Government bonds and certificates of deposit of financial institutions; (ii) outside Brazil, in certificates of deposit of financial institutions and in short-term investment funds, whose portfolio is comprised of Federal Government bonds; and (iii) in derivative financial instruments.

The financial assets were classified based on business model of the Company and its subsidiaries and are disclosed in Note 26.j.

21

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2024

The breakdown of cash and cash equivalents and financial investments is as follows:

a.              Cash and cash equivalents

Cash and cash equivalents are presented as follows:

	Parent		Consolidated
	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Cash and banks
In local currency	768	408	146,449	77,488
In foreign currency	‐	‐	109,954	47,664
Financial investments considered cash equivalents
In local currency
Securities and funds in local currency	9	412,432	3,558,849	5,476,726
In foreign currency
Securities and funds in foreign currency	‐	‐	15,479	323,810
Total cash and cash equivalents	777	412,840	3,830,731	5,925,688

b. Financial investments, derivative financial instruments and other financial assets

The financial investments that are not classified as cash and cash equivalents and derivative financial instruments are presented as follows:

	Parent		Consolidated
	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Financial investments
In local currency
Securities and funds in local currency	‐	‐	98,393	82,592
In foreign currency
Securities and funds in foreign currency (a)	‐	‐	2,558,007	‐
Derivative financial instruments and other financial assets at fair value (b)	2,608	295,637	942,358	1,162,283
Total financial investments and derivative financial instruments	2,608	295,637	3,598,758	1,244,875
Current	‐	‐	300,830	292,934
Non-current	2,608	295,637	3,297,928	951,941

(a)  Refers substantially to financial investments made by subsidiary Ultrapar International in Time Deposits.

(b)  Accumulated gains, net of withholding income tax (see Note 26.h).

22

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2024

5. Trade receivables, reseller financing and other receivables (Consolidated)

a. Trade receivables

The breakdown of trade receivables is as follows:

	06/30/2024	12/31/2023
Domestic customers	4,408,156	4,183,696
Domestic customers - related parties (see Note 8.a.2)	130	78
Foreign customers	51,203	82,634
Foreign customers - related parties (see Note 8.a.2)	5,495	3,065
	4,464,984	4,269,473
(-) Allowance for expected credit losses	(348,161)	(334,467)
Total	4,116,823	3,935,006
Current	4,052,453	3,921,790
Non-current	64,370	13,216

The breakdown of trade receivables, gross of allowance for expected credit losses, is as follows:

			Past due
	Total	Current	Less than 31 days	31-60 days	61-90 days	91-180 days	More than 180 days
06/30/2024	4,464,984	3,792,513	60,249	28,286	21,377	37,520	525,039
12/31/2023	4,269,473	3,538,087	52,561	52,089	15,976	34,157	576,603

The breakdown of the allowance for expected credit losses is as follows:

			Past due
	Total	Current	Less than 31 days	31-60 days	61-90 days	91-180 days	More than 180 days
06/30/2024	348,161	17,102	2,255	1,693	2,015	12,250	312,846
12/31/2023	334,467	15,866	3,088	1,984	1,851	11,088	300,590

Movements in the allowance for expected credit losses are as follows:

Balance as of December 31, 2023	334,467
Additions	72,036
Reversals	(47,058)
Write-offs	(11,284)
Balance as of June 30, 2024	348,161

For further information on the allowance for expected credit losses, see Note 26.d.2.

23

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2024

b. Reseller financing

The breakdown of reseller financing is comprised as follows:

	06/30/2024	12/31/2023
Reseller financing – Ipiranga	1,233,385	1,189,886
(-) Allowance for expected credit losses	(142,020)	(134,383)
	1,091,365	1,055,503
Current	464,364	504,862
Non-current	627,001	550,641

The breakdown of reseller financing, gross of allowance for expected credit losses, is as follows:

			Past due
	Total	Current	Less than 31 days	31-60 days	61-90 days	91-180 days	More than 180 days
06/30/2024	1,233,385	915,085	9,827	4,978	9,908	18,772	274,815
12/31/2023	1,189,886	874,191	8,890	5,664	7,869	13,273	279,999

The breakdown of the allowance for expected credit losses is as follows:

			Past due
	Total	Current	Less than 31 days	31-60 days	61-90 days	91-180 days	More than 180 days
06/30/2024	142,020	7,613	1,370	768	3,423	7,705	121,141
12/31/2023	134,383	8,265	1,595	857	1,795	4,521	117,350

Movements in the allowance for expected credit losses are as follows:

Balance as of December 31, 2023	134,383
Additions	25,788
Reversals	(14,333)
Write-offs	(3,818)
Balance as of June 30, 2024	142,020

For further information on the allowance for expected credit losses, see Note 26.d.2.

24

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2024

c. Trade receivables - sale of subsidiaries

The breakdown of other receivables is comprised as follows:

	Parent		Consolidated
	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Sale of subsidiary Oxiteno:
Receivables from sale of investments (i)	‐	‐	‐	726,195
(-) Adjustment to present value - sale of investments (ii)	‐	‐	‐	(10,318)
Sale of subsidiary Extrafarma:
Receivables from sale of investments (iii)	219,910	208,487	219,910	208,487
	219,910	208,487	219,910	924,364
Current	219,910	208,487	219,910	924,364

(i) The balance related to the final installment of the sale of Oxiteno was received in April 2024.

(ii) The consideration for the sale of Oxiteno was recognized at present value using a discount rate of 6.17%, and fully paid up in April 2024.

(iii) Refers to part of the payment of the Extrafarma sale transaction, in two installments of equal value, being the first settled in August 2023, and the second maturing in August 2024, monetarily adjusted by the CDI rate + 0.5% p.a. In December 2022, the subsidiary Ipiranga made an onerous assignment, without right of recourse and co-obligation, of the receivable from the sale of Extrafarma to parent Ultrapar.

6. Inventories (Consolidated)

The breakdown of inventories, net of provision for losses, is shown below:

	06/30/2024	12/31/2023
Fuels, lubricants and greases	2,951,187	3,367,094
Raw materials	283,250	282,197
Liquified petroleum gas - LPG	126,583	112,100
Consumable materials and other items for resale	135,427	121,537
Purchase for future delivery (i)	471,280	386,281
Properties for resale	21,884	22,222
	3,989,611	4,291,431

(1) Refers substantially to ethanol, biodiesel and advances for fuel acquisition

Movements in the provision for inventory losses are as follows:

Balance as of December 31, 2023	7,031
Reversal of provision for obsolescence and other losses	(4,428)
Reversal of provision for adjustment to realizable value	(126)
Balance as of June 30, 2024	2,477

25

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2024

7. Recoverable taxes (Consolidated)

a. Recoverable taxes

Recoverable taxes are substantially represented by credits of Tax on Goods and Services (“ICMS”, the Brazilian VAT), Contribution for Social Security Financing (“COFINS”) and Social Integration Program (“PIS”).

	06/30/2024	12/31/2023
ICMS - State VAT (a.1)	1,476,722	1,365,128
PIS and COFINS - Federal VAT (a.2)	2,401,366	2,761,262
Others	71,479	77,249
Total	3,949,567	4,203,639
Current	1,497,160	1,462,269
Non-current	2,452,407	2,741,370

a.1 The recoverable ICMS net of provision for losses is substantially related to the following operations:

Tax credits recognized mainly of the following nature: a) transactions of inputs and outputs of products subject to taxation of the own ICMS; b) interstate outflows of oil-related products, whose ICMS was prepaid by the supplier (Petróleo Brasileiro S.A. (“Petrobras”)); c) credits for refunds of the ICMS-ST (tax substitution) overpaid when the estimated calculation base used is higher than that of the actual operation performed.

In the second quarter of 2023, with the enactment of Supplementary Law 192/22, the single-phase ICMS levy on LPG, diesel, biodiesel, gasoline and anhydrous ethanol became effective. Due to the advent of this new calculation modality, the subsidiaries have stopped generating credits related to the refunds of ICMS-ST (tax substitution).

a.2 The recoverable PIS and COFINS are substantially related to:

ICMS in the PIS and COFINS calculation basis - The balance of PIS and COFINS includes credits recorded under Laws 10,637/02 and 10,833/03, as well as amounts arising from a favorable decision regarding the exclusion of ICMS from the PIS and COFINS calculation basis.

Supplementary Law 192 – On March 11, 2022 Supplementary Law (“LC” 192/22”) was published to reduce the tax burden of the fuel supply chain. Art. 9 of said law established the reduction of the PIS and COFINS tax rates levied on diesel, biodiesel and LPG to zero through December 31, 2022, ensuring at the same time the maintenance of credits taken across the whole supply chain.

The Company, through its subsidiaries, has credits in the amount of R$ 934,673 (R$ 1,088,303 as of December 31, 2023) from the LC 192/22. The Management estimates the realization of these credits within up to 5 years from the constitution date.

b. Recoverable income and social contribution taxes

Relates to IRPJ and CSLL to be recovered by the Company and its subsidiaries, arising from the tax advances of previous years, as well as referring to lawsuits on the non-levy of IRPJ and CSLL on the monetary variation (SELIC) in the repetition of undue payments. The Management estimates the realization of these credits within up to 5 years.

	06/30/2024	12/31/2023
IRPJ and CSLL	447,150	396,405
Current	168,606	171,051
Non-current	278,544	225,354

26

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2024

8. Related parties

a. Related parties

 The balances and transactions between the Company and its related parties are disclosed below:

a.1 Parent

	Assets		Liabilities
	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Transactions with joint ventures
Química da Bahia Indústria e Comércio S.A.	‐	‐	2,875	2,875
Transactions with subsidiaries
Ipiranga Produtos de Petróleo S.A.	48,001	69,118	154	3,843
Cia Ultragaz S.A.	27,809	18,741	‐	880
Ultracargo Logística S.A.	12,931	3,369	‐	183
Eaí Clube Automobilista S.A.	1,943	621	70	‐
UVC Investimentos Ltda	399	217	‐	40
am/pm Comestíveis Ltda.	4,461	2,994	188	232
Others	250	52	274	84
Total	95,794	95,112	3,561	8,137

	06/30/2024	12/31/2023
Assets
Other receivables	88,718	88,435
Related parties	7,076	6,677
	95,794	95,112
Liabilities
Other payables	686	5,262
Related parties	2,875	2,875
	3,561	8,137

27

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2024

a.2 Consolidated

Balances and transactions between the Company and its subsidiaries have been eliminated in consolidation and are not disclosed in this Note a.2. The balances and transactions between the Company and its subsidiaries with other related parties are highlighted below:

	Assets		Liabilities		Operating result – Sales/(Purchases)
	06/30/2024	12/31/2023	06/30/2024	12/31/2023	06/30/2024	06/30/2023
Transactions with subsidiaries and joint ventures
Transactions with joint ventures
Química da Bahia Indústria e Comércio S.A.	‐	‐	2,875	2,875	‐	‐
Refinaria de Petróleo Riograndense S.A.	‐	‐	302	29,278	(239,271)	(224,063)
Latitude Logística Portuária S.A.	24,658	11,393	‐	20	‐	‐
Nordeste Logística I S.A.	7,233	6,842	‐	24	‐	‐
Nordeste Logística II S.A.	32	‐	‐	‐	‐	‐
Nordeste Logística III S.A.	32	‐	‐	18	‐	‐
Navegantes Logística Portuária S.A.	14,414	13,703	‐	‐	‐	‐
União Vopak Armazéns Gerais Ltda.	‐	32	‐	‐	205	334
Balances and transactions with other related parties
Chevron (Thailand) Limited (1)	‐	‐	‐	‐	153	483
Chevron Latin America Marketing LLC (1)	‐	73	‐	‐	‐	‐
Chevron Lubricants Oils S.A. (1)	‐	353	‐	‐	‐	‐
Chevron Marine Products (1)	5,358	2,495	‐	‐	7,424	3,717
Chevron Oronite Brasil Ltda. (1)	‐	‐	‐	53,466	(92,926)	(97,252)
Chevron Products Company (1)	‐	‐	84,981	63,263	(326,199)	(122,751)
Chevron Belgium NV (1)	‐	‐	2,238	1,346	(9,365)	(16,458)
Chevron Petroleum CO Colombia (1)	‐	‐	‐	‐	88	‐
Chevron Lubricants Lanka PLC (1)	137	144	‐	‐	87	‐
MLF Holding LTDA (2)	‐	‐	‐	‐	(88)	‐
Others	398	‐	641	280	‐	‐
Total	52,262	35,035	91,037	150,570	(659,892)	(455,990)

	06/30/2024	12/31/2023
Assets
Trade receivables (see Note 5)	5,625	3,143
Related parties	46,637	31,892
	52,262	35,035
Liabilities
Trade payables (see Note 16)	87,521	147,452
Related parties	3,516	3,118
	91,037	150,570
	06/30/2024	06/30/2023
Sales and services provided	7,988	4,534
Purchases	(667,880)	(460,524)
	(659,892)	(455,990)

(1)  Non-controlling shareholders and other related parties of Iconic.

(2) Non-controlling shareholders and other related parties of Serra Diesel.

28

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2024

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation, and storage services based on prices and terms negotiated between the parties, with customers and suppliers with comparable operational performance. In the opinion of the Company’s and its subsidiaries’ Management, transactions with related parties are not subject to settlement risk, therefore, no allowance for expected credit losses or guarantees are recorded.

b. Key executives (Consolidated)

The Ultrapar’s compensation policy and practices are designed to align short and long-term interests with shareholders and the Company’s sustainability. The short and long-term variable compensation, a significant portion of the total Board remuneration, is linked to growth goals in results and generated economic value, aligned with shareholders’ interests. Variable compensation also directs their focus to the strategic plan as approved by the Board of Directors. Short-term variable compensation is linked to annual growth goals in financial results and priority matters for the Company (through individual targets). To strengthen the commitment to the ESG agenda, since 2022 all executives have at least 1/3 of their individual goals related to the ESG agenda. For details about post-employment benefits see Note 17.b.

The expenses for compensation of its key executives (Company’s directors and executive officers) are shown below:

	06/30/2024	06/30/2023
Short-term compensation	28,445	25,594
Stock compensation	31,561	12,877
Post-employment benefits	2,992	1,585
Total	62,998	40,056

c. Deferred stock plan (Consolidated)

On April 19, 2017, the Ordinary and Extraordinary General Shareholders’ Meeting (“OEGM”) approved a share-based incentive plan (“Plan 2017”), which establishes the general terms and conditions for granting of common shares issued by the Company and held in treasury, that may or may not involve the granting of usufruct of part of these shares for later transfer of the ownership of the shares, with vesting periods determined in each Program, to directors or employees of the Company or its subsidiaries.

As a result of the Plan approved in 2017, common shares representing at most 1% of the Company's share capital could be delivered to the participants, which corresponded, at the date of approval of this Plan, to 11,128,102 common shares.

At the OEGM held on April 19, 2023, Ultrapar's shareholders approved a proposal for amendment to the 2017 Plan, permitting that, if the participant becomes a member of the Company's Board of Directors, thus ceasing to hold any other executive position, the right to receive ownership of the shares will be preserved, maintaining the conditions and other requirements established in the applicable programs and in each agreement.

The share-based incentive plan ("2023 Plan") establishes the general terms and conditions for the Company or its subsidiaries to grant common shares issued by them held in treasury, to the Management, including the members of Ultrapar's Board of Directors, or employees of the Company or of companies under its direct or indirect control, that may involve the granting of usufruct for later transfer of the ownership of the shares, subject to the terms and conditions set forth in the 2023 Plan. In the case of members of the Board of Directors, the grants will be mandatorily linked to the remuneration approved by the shareholders at the Ordinary General Shareholders’ Meeting.

As a result of the 2023 Plan, common shares representing at most 5% of the Company's share capital may be delivered to the participants, which corresponded, at the date of approval of said Plan, to 55,760,215 common shares. Annually, a maximum of 1% of this limit may be used.

29

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2024

The table below summarizes the restricted and performance stock programs under the 2017 Plan and the 2023 Plan:

Program	Grant date	Number of shares granted (Quantity)	Vesting period	Fair value of shares on the grant date (in R$)	Total exercisable grant costs, including taxes (in R$ thousands)	Accumulated recognized exercisable grant costs (in R$ thousands)	Unrecognized exercisable grant costs (in R$ thousands)
Restricted	September 19, 2018	80,000	2024	19.58	2,697	(2,585)	111
Restricted	September 2, 2019	240,000	2025	16.42	6,774	(5,461)	1,314
Restricted	April 1, 2020	44,694	2024 to 2025	12.53	1,218	(1,061)	157
Performance	April 1, 2020	59,892	2024 to 2025	12.53	1,437	(1,242)	195
Restricted	September 16, 2020	140,000	2026	23.03	5,464	(3,491)	1,973
Restricted	April 7, 2021	13,509	2024	21.00	815	(815)	‐
Performance	April 7, 2021	41,548	2024	21.00	1,618	(1,618)	‐
Restricted	September 22, 2021	1,000,000	2027	14.17	24,093	(11,323)	12,770
Restricted	April 6, 2022	667,194	2025	14.16	17,781	(13,368)	4,413
Performance	April 6, 2022	935,493	2025	14.16	24,857	(19,176)	5,681
Restricted	September 21, 2022	2,640,000	2032	12.98	64,048	(11,742)	52,306
Restricted	December 7, 2022	1,500,000	2032	13.47	37,711	(5,975)	31,736
Restricted	April 20, 2023	311,324	2025	14.50	7,472	(4,670)	2,802
Restricted	April 20, 2023	1,179,409	2026	14.50	31,936	(13,339)	18,597
Performance	April 20, 2023	1,184,320	2026	14.50	32,050	(13,462)	18,587
Restricted	September 20, 2023	3,800,000	2033	18.75	132,784	(11,073)	121,711
Restricted	April 17, 2024	3,510,089	2027 to 2029	26.94	178,353	(14,863)	163,491

		17,347,472			571,108	(135,264)	435,844

Balance as of December 31, 2023	14,834,595
Shares granted during the period	3,598,512
Cancellation of granted shares due to termination of executive employment	(5,118)
Shares transferred (vesting)	(1,080,517)
Balance as of June 30, 2024	17,347,472

The Company does not have shares that were not transferred after the period for transfer of bare ownership of the shares. For the six-month period ended June 30, 2024, an expense in the amount of R$ 53,999 was recognized in relation to the Plan (R$ 26,182 for the period ended June 30, 2023).

For all plans, the Company or the beneficiary does not have the option to receive cash, settlements are made only with the delivery of treasury shares. The values of the grants were determined on the granting date based on the market value of these shares on B3 (the Brazilian Stock Exchange).

30

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2024

9. Income and social contribution taxes

a. Deferred income (IRPJ) and social contribution taxes (CSLL)

The Company and its subsidiaries recognize deferred tax assets and liabilities, which are not subject to the statute of limitations, mainly resulting from provision for differences between cash and accrual basis, tax loss carryforwards and provisions for tax, civil, and labor risks. Deferred tax assets are sustained by the continued profitability of their operations. Deferred IRPJ and CSLL are recognized under the following main categories:

	Parent		Consolidated
	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Assets - deferred income and social contribution taxes on:
Provision for losses with assets	‐	‐	43,100	46,863
Provisions for tax, civil and labor risks	61,047	64,486	326,847	326,662
Provision for post-employment benefits	567	512	93,560	90,451
Provision for differences between cash and accrual basis (i)	‐	‐	14,624	35,989
Goodwill	‐	‐	7,781	7,976
Provision for asset retirement obligation	‐	‐	14,680	14,759
Operating provisions	7,706	3,247	113,178	299,609
Provision for profit sharing and bonus	4,785	12,590	44,064	91,883
Leases payable	2,974	2,919	482,719	518,138
Change in fair value of subscription warrants	‐	3,566	‐	3,566
Provision for deferred revenue	‐	‐	1,030	932
Other temporary differences	14,746	9,428	104,596	104,319
Tax losses and negative basis for social contribution carryforwards (9.d)	91,222	77,453	645,319	396,601
Total	183,047	174,201	1,891,498	1,937,748
Offsetting liability balance	(4,406)	(9,934)	(623,944)	(682,614)
Net balances presented in assets	178,641	164,267	1,267,554	1,255,134
Liabilities - Deferred income and social contribution taxes on:
Leases payable	2,609	2,559	396,842	432,908
Provision for differences between cash and accrual basis (i)	‐	7,375	66,937	81,293
Change in fair value of subscription warrants	1,797	‐	1,797	‐
Goodwill	‐	‐	28,744	28,717
Business combination - fair value of assets	‐	‐	53,916	54,921
Other temporary differences	‐	‐	99,238	84,981
Total	4,406	9,934	647,474	682,820
Offsetting asset balance	(4,406)	(9,934)	(623,944)	(682,614)
Net balances presented in liabilities	‐	‐	23,530	206

(i) In the consolidated refers mainly to the income and social contribution taxes on the exchange variation of the derivative instruments.

31

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2024

Changes in the net balance of deferred IRPJ and CSLL are as follows:

	Parent	Consolidated
Balance as of December 31, 2023	164,267	1,254,928
Deferred IRPJ and CSLL recognized in profit (loss)for the period	14,374	(7,045)
Deferred IRPJ and CSLL recognized in other comprehensive income	‐	(3,693)
Others	‐	(166)
Balance as of June 30, 2024	178,641	1,244,024

b. Reconciliation of income and social contribution taxes in the statement of income

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	Parent		Consolidated
	06/30/2024	06/30/2023	06/30/2024	06/30/2023
Income before taxes	865,607	481,602	1,348,429	664,124
Statutory tax rates - %	34	34	34	34
Income and social contribution taxes at the statutory tax rates	(294,306)	(163,745)	(458,466)	(225,802)
Adjustment to the statutory income and social contribution taxes:
Nondeductible expenses (i)	(1,869)	(1,179)	(7,561)	(4,499)
Nontaxable revenues (ii)	253	6,450	10,919	53,656
Adjustment to estimated income (iii)	‐	‐	1,102	2,022
Unrecorded deferred income and social contribution tax carryforwards (iv)	‐	‐	(6,305)	(5,051)
Share of profit (loss) of subsidiaries, joint ventures and associates	285,043	183,246	(4,345)	4,086
Interest on capital	-	-	17,815	-
Other adjustments	14,661	(30,433)	(4,426)	(17,457)
Income and social contribution taxes before tax incentives	3,782	(5,661)	(451,267)	(193,045)
Tax incentives – SUDENE (9.c)	-	‐	49,497	41,437
Income and social contribution taxes in the statement of income	3,782	(5,661)	(401,770)	(151,608)
Current	(10,592)	(21,181)	(394,725)	(304,410)
Deferred	14,374	15,520	(7,045)	152,802
Effective IRPJ and CSLL rates - %	(0.4%)	1.2%	29.8%	22.8%

(i)	Consist of certain expenses that cannot be deducted for tax purposes under applicable tax legislation, such as expenses with fines, donations, gifts, losses of assets, negative results of foreign subsidiaries and certain provisions.

(ii)	Consist of certain gains and income that are not taxable under applicable tax legislation, such as the reimbursement of taxes, tax incentives, installments and the reversal of certain provisions, as well as recovery of tax credits and amounts related to non-taxation of the income and social contribution taxes on the monetary variation (SELIC) in the repetition of undue tax lawsuits.

(iii)	Brazilian tax law allows for an alternative method of taxation for companies that generated gross revenues of up to R$ 78 million in their previous fiscal year. Certain subsidiaries of the Company adopted this alternative form of taxation, whereby income and social contribution losses are calculated on a basis equal to 32% of the operating revenues, as opposed to being calculated based on the effective taxable income of these subsidiaries. The adjustment to estimated income represents the difference between the taxation under this alternative method and the income and social contribution taxes that would have been paid based on taxable income.

(iv)	See Note 9.d.

32

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2024

c. Tax incentives – SUDENE

The following subsidiaries have the benefit of income tax reduction for belonging to the sectors of the economy considered priority for the subsidized areas, under the terms of the development program of the region operated by the Superintendence for the Development of the Northeast (“SUDENE”), in compliance with the current law:

Subsidiary	Units	Incentive - %	Expiration
Bahiana Distribuidora de Gás Ltda.	Mataripe base	75	2024
	Caucaia base	75	2025
	Juazeiro base	75	2026
	Aracaju base	75	2027
	Suape base	75	2027
Ultracargo Logística S.A.	Aratu Terminal	75	2032
	Suape Terminal	75	2030
	Itaqui Terminal	75	2030

d. Tax losses and negative basis for social contribution carryforwards

As of June 30, 2024, the Company and certain subsidiaries had tax loss carryforwards related to income tax (IRPJ) and social contribution (CSLL), whose annual offsets are limited to 30% of taxable income in a given tax year, which do not expire.

The balances comprising deferred taxes related to income tax loss carryforwards and negative basis of social contribution are as follows:

	06/30/2024	12/31/2023
Oil Trading	83,080	84,372
Ultrapar (i)	91,222	77,453
Abastece aí Clube	110,179	91,861
Ipiranga	300,409	97,071
Ultracargo Soluções Logística	34,344	30,652
Others	26,085	15,192
	645,319	396,601

(i) Include the amount of R$ 40,280 of deferred taxes recognized on the tax loss of subsidiary Ultrapar International as of June 30, 2024 (R$ 25,884 as of December 31, 2023).

33

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2024

The balances which are not constituted of deferred taxes related to income tax loss carryforwards and negative basis of social contribution are as follows:

	06/30/2024	12/31/2023
Neogás	45,209	45,333
Integra Frotas	15,855	13,335
Stella	11,554	8,634
Millennium	8,909	8,539
Others	1,063	461
	82,590	76,302

e. Non-levy of IRPJ/CSLL on the update by Selic of tax undue payments received from the Federal Government

The Company and its subsidiaries have lawsuits claiming the non-levy of IRPJ and CSLL on monetary variation (SELIC) on tax credits. On September 27, 2021, the Federal Supreme Court ("STF") judged that the levy of IRPJ and CSLL on amounts related to monetary variation (SELIC) received by taxpayers in the repetition of undue tax payments is unconstitutional. The Company and its subsidiaries have registered credits of this nature in the amount of R$ 147,872 as of June 30, 2024 (R$ 143,147 as of December 31, 2023).

10. Contractual assets with customers - exclusivity rights (Consolidated)

Refers to exclusivity rights reimbursements of Ipiranga’s agreements with reseller service stations that are recognized at the time of their occurrence and recognized as reductions of the revenue from sales and services in the statement of income according to the conditions established in the agreement.

Changes are shown below:

Balance as of December 31, 2023	2,262,508
Additions	223,575
Amortization	(254,977)
Transfers	(22,091)
Balance as of June 30, 2024	2,209,015
Current	776,588
Non-current	1,432,427

34

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2024

11. Investments in subsidiaries, joint ventures and associates

The table below presents the positions of equity and income (loss) for the period by company:

				Parent
	Equity	Income (loss) for the period	Interest in share capital - %	Investments		Share of profit (loss) of subsidiaries, joint ventures and associates
				06/30/2024	12/31/2023	06/30/2024	06/30/2023
Subsidiaries
Ultrapar Logística Ltda.	2,642,235	192,607	100	2,642,235	1,745,326	192,607	139,040
Ipiranga Produtos de Petróleo S.A. (v)	‐	‐	‐	‐	9,216,020	‐	8,241
Ultrapar International S.A.	(58,993)	(4,143)	100	(58,993)	(54,850)	(4,143)	14,861
UVC	38,730	(4,987)	100	38,730	39,917	(4,987)	(3,695)
Centro de Conveniências Millennium Ltda. (iv)	‐	‐	‐	‐	‐	‐	(2,786)
Eaí Clube Automobilista S.A.	‐	‐	‐	‐	168,602	‐	(22,645)
Ultragaz Participações Ltda.	1,182,048	372,263	100	1,182,048	1,004,960	372,263	397,213
UVC Investimentos Ltda.	(353)	511	100	(353)	(862)	511	4
Imaven Imóveis Ltda. (ii)	53,980	1,184	100	53,980	52,796	1,184	464
Ultrapar Mobilidade Ltda. (*) (iii) (v)	9,760,119	291,600	100	9,760,119	59,403	291,600	‐
Joint ventures
Química da Bahia Indústria e Comércio S.A.	6,637	(319)	50	3,319	3,478	(159)	(11)
Refinaria de Petróleo Riograndense S.A. (i)	67,970	(31,664)	33	22,569	31,553	(10,515)	8,273

Total (A)				13,643,654	12,266,343	838,361	538,959
Total provision for equity deficit (B)				(59,346)	(55,712)
Total investments (A-B)				13,703,000	12,322,055

The percentages in the table above are rounded.

(*) Amounts adjusted for unrealized profits in equity and income for the period.

(i)	Investment considers capital loss balances of R$ 10,268 as of June 30, 2024 (R$ 10,627 as of December 31, 2023).
(ii)	On April 28, 2023, Imaven Imóveis Ltda. carried out a partial spin-off of its equity, where the spun-off portion was merged into subsidiary Ipiranga Produtos de Petróleo S.A. On May 1, 2022, Ultrapar acquired the total shares of Imaven Imóveis Ltda. of its subsidiary Ipiranga Produtos de Petróleo S.A.
(iii)	Company established on February 28, 2023, with the purpose of holding interests in other companies.
(iv)	On October 2, 2023, the Company transferred all shares in Centro de Conveniências Millennium Ltda. to its subsidiary Ultrapar Mobilidade Ltda., as a capital contribution.
(v)	On January 2, 2024, the Company transferred all shares in Ipiranga Produtos de Petróleo S.A. to its subsidiary Ultrapar Mobilidade Ltda., as a capital contribution.

35

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2024

				Consolidated
	Equity	Income (loss) for the period	Interest in share capital - %	Investments		Share of profit (loss) of joint ventures and associates
				06/30/2024	12/31/2023	06/30/2024	06/30/2023
Joint ventures
União Vopak – Armazéns Gerais Ltda (i)	2,638	(462)	50	1,319	1,550	(231)	7,547
Refinaria de Petróleo Riograndense S.A. (ii)	67,970	(31,664)	33	22,569	31,553	(10,514)	8,273
Latitude Logística Portuária S.A. (iii)	8,985	(3,019)	50	4,492	6,002	(1,509)	(51)
Navegantes Logística Portuária S.A. (iii)	35,963	(11,546)	33	11,988	15,836	(3,849)	(3,058)
Nordeste Logística I S.A. (iii)	18,728	337	33	6,243	7,071	112	(221)
Nordeste Logística II S.A. (iii)	53,181	1,532	33	17,727	17,216	511	(1,719)
Nordeste Logística III S.A. (iii)	54,564	1,052	33	18,188	18,004	316	298
Química da Bahia Indústria e Comércio S.A.	6,637	(319)	50	3,319	3,478	(159)	(11)
Terminal de Combustíveis Paulínia S.A. ("Opla") (vi)	116,358	5,295	50	58,179	54,155	2,647	‐
Other investments	‐	‐	‐	231	349	‐	‐
Associates
Hidrovias do Brasil S.A. (vii)	1,341,689	‐	39.98	536,407	‐	‐	‐
Transportadora Sulbrasileira de Gás S.A. (iv)	16,078	4,448	25	4,020	3,978	1,112	973
Metalúrgica Plus S.A. (v)	(906)	(138)	33	(302)	(256)	(46)	(55)
Plenogás Distribuidora de Gás S.A. (v)	2,656	1,543	33	885	497	513	41
Other investments	‐	‐	‐	31	33	‐	‐
Goodwill on investments
Terminal de Combustíveis Paulínia S.A. ("Opla") (vi)	‐	‐	‐	117,306	158,634	-	‐
Hidrovias do Brasil S.A. (vii)	‐	‐	‐	756,127	-	-	-
Fair value adjustments arising from joint ventures and associates acquisition
Terminal de Combustíveis Paulínia S.A. ("Opla") (vi)	‐	‐	‐	39,645	-	(1,682)	-

Total (A)				1,598,374	318,100	(12,779)	12,017
Total provision for equity deficit (B)				(302)	(256)
Total investments (A-B)				1,598,676	318,356

The percentages in the table above are rounded.

(i)	The subsidiary Ultracargo Logística holds an interest in União Vopak – Armazéns Gerais Ltda. (“União Vopak”), which is primarily engaged in liquid bulk storage at the port of Paranaguá.
(ii)	The Company holds an interest in Refinaria de Petróleo Riograndense S.A. (“RPR”), which is primarily engaged in oil refining.
(iii)	The subsidiary Ipiranga participates in the port concession BEL02A at the port of Miramar, in Belém (PA), through Latitude Logística Portuária S.A. (“Latitude”); for the port of Vitória (ES), it participates through Navegantes Logística Portuária S.A. (“Navegantes”); in Cabedelo (PB), it holds an interest in Nordeste Logística I S.A. ("Nordeste Logística I"), Nordeste Logística II S.A. ("Nordeste Logística II”) and Nordeste Logística III S.A. (“Nordeste Logística III”).

(iv)	The subsidiary Ipiranga holds an interest in Transportadora Sulbrasileira de Gás S.A. (“TSB”), which is primarily engaged in natural gas transportation services.
(v)	The subsidiary Cia. Ultragaz holds an interest in Metalúrgica Plus S.A. (“Metalplus”), which is primarily engaged in the manufacture and trading of LPG containers and has interest in Plenogás Distribuidora de Gás S.A. (“Plenogás”), which is primarily engaged in the marketing of LPG containers. Currently, the associates have their operational activities suspended.

(vi)	The subsidiary Ultracargo Logística S.A. acquired a 50% interest in Opla on July 1, 2023. The purchase price allocation (PPA) was completed in June 2024. For further information, see Note 28.
(vii)	The Company considered as reference equity the base date of March 31, 2024, according to the published financial statements disclosed by Hidrovias. The share of profit (loss) of the associate is recorded with a 2-month lag as from May 2024, the date on which the Company began to hold significant influence in Hidrovias. For further information, see Note 28.

36

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2024

The financial position and income of subsidiaries which have relevant non-controlling interests is shown below:

	Consolidated
	Proportion of interest in share capital and voting rights held by non-controlling interests		Equity attributable to non-controlling interests		Income allocated to non-controlling interests for the period
	06/30/2024	12/31/2023	06/30/2024	12/31/2023	06/30/2024	06/30/2023
Subsidiaries	%	%
Iconic Lubrificantes S.A.	44%	44%	508,516	477,710	75,475	34,113
Other investments	-	-	61,533	45,621	1,795	2,462
			570,049	523,331	77,270	36,575

Balances and changes in investments in subsidiaries, joint ventures and associates are as follows:

	Parent			Consolidated
	Subsidiaries	Joint ventures	Total	Joint ventures	Associates	Total
Balance as of December 31, 2023 (i)	12,231,312	35,031	12,266,343	313,848	4,252	318,100
Share of profit (loss) of subsidiaries, joint ventures and associates (*)	849,035	(10,674)	838,361	(12,676)	1,579	(11,097)
Amortization of fair value adjustments	-	-	-	(1,682)	-	(1,682)
Dividends	(200,000)	‐	(200,000)	‐	(1,196)	(1,196)
Equity instrument granted (ii)	12,675	‐	12,675	‐	‐	‐
Accumulated other comprehensive income	6,986	1,526	8,512	1,526	‐	1,526
Capital increase in cash	584,085	‐	584,085	‐	‐	‐
Capital increase in shares	133,552	‐	133,552	‐	‐	‐
Acquisition of shares of Hidrovias do Brasil S.A.	‐	‐	‐	-	647,201	647,201
Transfers of financial assets to investments (iii)	-	-	-	-	645,333	645,333
Other movements	121	5	126	190	(1)	189
Balance as of June 30, 2024 (i)	13,617,766	25,888	13,643,654	301,206	1,297,168	1,598,374

	Parent			Consolidated
	Subsidiaries	Joint ventures	Total	Joint ventures	Associates	Total
Balance as of December 31, 2022 (i)	12,141,736	28,705	12,170,441	106,843	4,384	111,227
Share of profit (loss) of subsidiaries, joint ventures and associates (*)	2,482,877	7,627	2,490,504	9,840	2,068	11,908
Dividends	(1,782,516)	(2,196)	(1,784,712)	(11,072)	(2,200)	(13,272)
Equity instrument granted (ii)	5,598	‐	5,598	899	‐	899
Accumulated other comprehensive income	(7,163)	895	(6,268)	‐	‐	‐
Capital increase in cash	422,886	‐	422,886	‐	‐	‐
Shareholder transactions - changes of interest	168	‐	168	‐	‐	‐
Acquisition of Imaven Imóveis Ltda.	60,930	‐	60,930	‐	‐	‐
Acquisition of Terminal de Combustíveis Paulínia S.A. ("Opla")	‐	‐	‐	210,096	‐	210,096
Capital decrease	(1,093,204)	‐	(1,093,204)	(3,100)	‐	(3,100)
Other movements	‐	‐	‐	342	‐	342
Balance as of December 31, 2023	12,231,312	35,031	12,266,343	313,848	4,252	318,100

(*)  Adjusted for unrealized profits between subsidiaries.

(i)   Investments in subsidiaries, joint ventures and associates net of provision for equity deficit.

(ii) Amounts refer to grants of long-term incentives in subsidiaries Ultrapar Mobilidade, Ultragaz Participações and Ultrapar Logística.

(iii) Amounts refer to the acquisition of stake in Hidrovias do Brasil S.A. For further details, see Note 28.c.

37

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2024

12. Right-of-use assets and leases payable (Consolidated)

The Company and certain subsidiaries have real estate leases, substantially related to: (i) Ipiranga: fuel stations and distribution bases; (ii) Ultragaz: points of sale and bottling bases; (iii) Ultracargo: port areas and (iv) Company: offices. The Company and certain subsidiaries also have lease agreements relating to vehicles.

a.Right-of-use assets

  Consolidated
	Real estate	Port areas	Vehicles	Equipment	Others	Total
Weighted average useful life (years)	9	32	3	3	20	‐
Cost:
Balances as of 12/31/2023	1,998,866	314,964	270,388	38,278	27,846	2,650,342
Additions and remeasurement (i)	32,336	3,269	64,626	57	‐	100,288
Write-offs	(75,151)	‐	(32,634)	(223)	‐	(108,008)
Balance as of 06/30/2024	1,956,051	318,233	302,380	38,112	27,846	2,642,622
Accumulated amortization:
Balances as of 12/31/2023	(753,198)	(44,620)	(109,967)	(5,184)	(25,847)	(938,816)
Write-offs	53,961	‐	6,172	206	‐	60,339
Transfers (ii)	(2,222)	-	‐	‐	‐	(2,222)
Amortization	(100,356)	(4,034)	(39,733)	(3,924)	(1,878)	(149,925)
Balance as of 06/30/2024	(801,815)	(48,654)	(143,528)	(8,902)	(27,725)	(1,030,624)
Net amount as of June 30, 2024	1,154,236	269,579	158,852	29,210	121	1,611,998
Net amount as of December 31, 2023	1,245,668	270,344	160,421	33,094	1,999	1,711,526

(i)       Considers R$ 97,809 referring to additions and remeasurements between right-of-use assets and leases payable.

(ii)      Refers to the amortization of the right of use, which is being capitalized as Construction in progress until the beginning of its operation.

b. Leases payable

The changes in leases payable are shown below:

Balance as of December 31, 2023	1,523,935
Interest accrued	65,913
Payments of leases	(139,412)
Interest payment	(81,328)
Additions and remeasurement	97,809
Write-offs	(40,748)
Balance as of June 30, 2024	1,426,169

Current	332,402
Non-current	1,093,767

38

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2024

The undiscounted future cash outflows are presented below:

	06/30/2024	12/31/2023
Up to 1 year	430,076	418,450
1 to 2 years	259,018	322,165
2 to 3 years	213,979	227,785
3 to 4 years	169,940	189,744
4 to 5 years	140,426	147,977
More than 5 years	947,158	1,003,655
Total	2,160,597	2,309,776

The contracts related to the leases payable are substantially indexed by the IGP-M (General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation).

b.1. Discount rates

The weighted nominal average discount rates for the lease contracts of the Company are:

Contracts by maturity date and discount rate
Maturity dates of the contracts	Rate (% p.a.)
From 1 to 5 years	10.46%
From 6 to 10 years	9.94%
From 11 to 15 years	9.56%
More than 15 years	9.61%

c. Effects of inflation and potential right of recoverable Pis and Cofins - disclosures required by the CVM in the letter SNC/SEP 02/2019

The effects of inflation for the period ended June 30, 2024, are as follows:

Right-of-use asset, net
Nominal base	1,611,998
Inflated base	1,976,048
22.6%
Leases payable
Nominal base	1,426,169
Inflated base	1,790,219
25.5%
Financial expenses
Nominal base	65,913
Inflated base	81,454
23.6%
Amortization expense
Nominal base	149,925
Inflated base	173,110
15.5%

The possible credits of PIS and COFINS on payments of leases, calculated based on the rate of 9.25% according to the Brazilian tax legislation for the period ended June 30, 2024, are presented below:

39

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2024

Potential right of recoverable PIS and COFINS
Cash flow at present value	131,921
Nominal cash flow	199,855

13. Property, plant, and equipment (Consolidated)

Balances and changes in property, plant and equipment are as follows:

	Land	Buildings	Leasehold improvements	Machinery and equipment	Automotive fuel/lubricant distribution equipment and facilities	LPG tanks and bottles	Vehicles	Furniture and fixtures	IT equipment	Construction in progress	Advances to suppliers	Imports in progress	Total
Weighted average useful life (years)	-	31	13	11	13	8	10	8	5	-	-	-	‐
Cost
Balance as of 12/31/2023	607,152	1,646,996	1,292,998	3,530,184	3,361,637	1,006,398	371,434	212,640	318,721	783,496	32,557	3,107	13,167,320
Additions	‐	34,048	14,062	60,608	39,961	37,418	89,302	4,502	4,070	296,614	25,364	‐	605,949
Transfers (i)	5,073	72,813	35,601	34,762	59,140	1	6,097	14	(5,417)	(191,010)	(3,968)	(3,107)	9,999
Write-offs	(5,356)	(30,582)	(9,118)	(2,779)	(90,313)	(11,593)	(14,702)	(525)	(931)	(2,853)	(148)	‐	(168,900)
Balance as of 06/30/2024	606,869	1,723,275	1,333,543	3,622,775	3,370,425	1,032,224	452,131	216,631	316,443	886,247	53,805	‐	13,614,368
Accumulated depreciation
Balance as of 12/31/2023	‐	(536,518)	(683,187)	(2,147,842)	(2,238,843)	(605,298)	(181,511)	(130,117)	(254,952)	‐	‐	‐	(6,778,268)
Depreciation	‐	(28,329)	(36,448)	(102,927)	(92,000)	(45,157)	(17,101)	(7,371)	(11,448)	‐	‐	‐	(340,781)
Transfers (i)	‐	(15,425)	1,622	3	(5,839)	-	(136)	13	6,324	‐	‐	‐	(13,438)
Write-offs	‐	1,851	5,058	1,796	80,496	9,610	5,124	158	745	‐	‐	‐	104,838
Balance as of 06/30/2024	‐	(578,421)	(712,955)	(2,248,970)	(2,256,186)	(640,845)	(193,624)	(137,317)	(259,331)	‐	‐	‐	(7,027,649)
Provision for losses:
Balance as of 12/31/2023	(146)	(17)	(11)	(1,295)	(2)	‐	‐	‐	‐	‐	‐	‐	(1,471)
Additions	‐	‐	‐	‐	‐	‐	‐	(21)	‐	‐	‐	‐	(21)
Balance as of 06/30/2024	(146)	(17)	(11)	(1,295)	(2)	‐	‐	(21)	‐	‐	‐	‐	(1,492)
Net amount as of June 30, 2024	606,723	1,144,837	620,577	1,372,510	1,114,237	391,379	258,507	79,293	57,112	886,247	53,805	‐	6,585,227
Net amount as of December 31, 2023	607,006	1,110,461	609,800	1,381,047	1,122,792	401,100	189,923	82,523	63,769	783,496	32,557	3,107	6,387,581

(i) Refers to R$ 5,661 transferred to intangible assets and R$ 2,222 transferred from right-of-use assets.

Construction in progress relates substantially to expansions, renovations, constructions and upgrade of the terminals’ assets, service stations and distribution bases.

Advances to suppliers are basically related to manufacturing of assets for expansion of terminals, distribution bases and acquisition of real estate.

40

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2024

14. Intangible assets (consolidated)

Balances and changes in intangible assets are as follows:

	Goodwill (a)	Software	Distribution rights	Brands	Trademark rights	Others	Decarbonization credits (CBIO) and carbon credits	Total
Weighted average useful life (years)	-	5	15	-	30	3	-
Cost
Balance as of 12/31/2023	943,125	1,503,601	155,174	62,303	120,960	15,127	710,710	3,511,000
Additions	‐	81,486	14,460	‐	7	224	450,852	547,029
Transfers (i)	-	(21,666)	1,412	(948)	‐	346	(389)	(21,245)
Write-offs	‐	(2,451)	(1)	‐	246	‐	(1,018,363)	(1,020,569)
Exchange rate variation	‐	108	‐	‐	‐	‐	‐	108
Adjustment from acquisition of subsidiaries	(374)	‐	‐	‐	‐	‐	‐	(374)
Balance as of 06/30/2024	942,751	1,561,078	171,045	61,355	121,213	15,697	142,810	3,015,949
Accumulated amortization
Balance as of 12/31/2023	‐	(826,773)	(106,145)	‐	(18,931)	(5,234)	‐	(957,083)
Amortization	‐	(106,431)	(2,506)	‐	(2,234)	(1,848)	‐	(113,019)
Transfers (i)	‐	26,890	18	‐	‐	(2)	‐	26,906
Write-offs	‐	1,493	294	‐	156	‐	‐	1,943
Balance as of 06/30/2024	‐	(904,821)	(108,339)	‐	(21,009)	(7,084)	‐	(1,041,253)
Net amount as of June 30, 2024	942,751	656,257	62,706	61,355	100,204	8,613	142,810	1,974,696
Net amount as of December 31, 2023	943,125	676,828	49,029	62,303	102,029	9,893	710,710	2,553,917

(i) Refers to R$ 5,661 transferred from property, plant and equipment.

41

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2024

a. Goodwill

The remaining net balance of goodwill on the following acquisitions is assessed for impairment annually or more frequently when there is indication that the goodwill might be impaired.

	Segment	06/30/2024	12/31/2023
Goodwill on the acquisition of:
Ipiranga (i)	Ipiranga	276,724	276,724
União Terminais	Ultracargo	211,089	211,089
Texaco	Ipiranga	177,759	177,759
Iconic (CBLSA)	Ipiranga	69,807	69,807
Temmar	Ultracargo	43,781	43,781
DNP	Ipiranga	24,736	24,736
Repsol	Ultragaz	13,403	13,403
Neogás	Ultragaz	7,761	7,761
Stella	Ultragaz	103,051	103,051
Serra Diesel	Ultrapar	13,843	14,217
TEAS (ii)	Ultracargo	797	797
		942,751	943,125

(i) Including R$ 246,163 presented as goodwill at the Parent.

(ii) On April 27, 2023, the Company was merged into Ultracargo Logística S.A.

Goodwill presented above are based on the expectation of future profitability, supported by appraisal reports, after allocation of the identified assets. In the three-month period ended June 30, 2024, the Company did not identify any event that indicated the need to carry out an impairment test of the intangible asset.

Goodwill from investments in joint ventures and associates are presented under investments, for further information see Note 11.

b. Acquisition and provision for decarbonization credits (Consolidated)

The Company, through its subsidiary Ipiranga, has annual decarbonization obligation adopted by Brazilian National Biofuels Policy (“RenovaBio”), implemented by Law No. 13,576/2017, with additional regulations established by Decree No. 9,888/2019 and Ordinance No. 419 of November 20, 2019 issued by the Brazilian Ministry of Mines and Energy.

The decarbonization credits (“CBIOS”) acquired are recorded at historical cost in intangible assets, being retired according to decree in the year to fulfill the individual target set by the National Agency of Petroleum, Natural Gas and Biofuels (“ANP”). The Company reached the 2023 retirement target in March 2024, in accordance with Decree 11,499/2023, which exceptionally establishes the deadline for retirement of decarbonization credits until March 2024 to meet the 2023 target.

The acquisition obligation is recorded under “Provision for decarbonization credits” with a corresponding entry in Other operating income (expenses), in proportion to the annual targets established by the ANP, based on the average acquisition cost of the credits acquired and the fair value of the credits traded on B3 on the closing date for the credits to be acquired. The provision is realized when credits are retired.

42

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2024

15. Loans, financing, debentures and derivative financial instruments (Consolidated)

a. Breakdown

Description	Index/Currency	Weighted average financial charges 2024 (p.a.)	Weighted average hedging instruments	Maturity	06/30/2024	12/31/2023
Foreign currency:
Notes in the foreign market	USD	5.25%	138.7% of DI **	2026 and 2029	4,224,619	3,694,339
Foreign loan	USD	5.10%	109.9% of DI	2024 and 2025	1,169,217	439,852
Foreign loan	JPY	1.32%	108.9% of DI	2024 and 2025	828,483	126,171
Foreign loan	EUR	4.40%	109.4% of DI	2024 and 2025	724,920	1,018,429

Total in foreign currency					6,947,239	5,278,791

Brazilian Reais:

Debentures – CRA	IPCA+	5.98%	102.6% of DI	2024 to 2032	2,888,837	3,434,287
Debentures – CRA	DI+	0.70%	-	2027	488,950	488,269
Debentures – CRA	Fixed rate	11.17%	104.3% of DI	2027	511,910	539,914
Debentures – Ultracargo	Fixed rate	6.47%	99.9% of DI	2024	89,065	87,826
Debentures - Ultracargo Logística and Ultracargo Soluções Logísticas S.A.	IPCA +	4.11%	111.4% of DI	2028	556.498	556,677
CCB	%DI	108.37%	-	2025 to 2026	1,030,936	552,407
CDCA	% DI	108.71%	-	2025 to 2027	285,557	201,848
CDCA	DI+	0.92%	-	2027	504,735	‐
FINEP	TJLP (1)	1.00%	-	2024 to 2026	972	1,264
Total in Brazilian Reais					6,357,460	5,862,492
Total in foreign currency and Brazilian Reais					13,304,699	11,141,283

Derivative financial instruments (*)					398,470	626,734

Total					13,703,169	11,768,017

Current					3,414,806	1,993,254

1 to 2 years					1,443,774	1,879,412
2 to 3 years					3,609,507	2,243,967
3 to 4 years					946,117	1,023,820
4 to 5 years					3,174,036	1,691,595
More than 5 years					1,114,929	2,935,969

Non-current					10,288,363	9,774,763

(*) Accumulated losses (see Note 26.h).

(**)  Considers a protection instrument for the principal of 52.5% of the DI and for interest DI minus 1.4% for a notional amount of US$ 300 million. Does not include the positive result of the natural hedge strategy through financial investments in US$.

43

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2024

1)	Refers to a hedge instruments with the notional value of USD 300 millions.
2)	TJLP (Long-term Interest Rate) = set by the National Monetary Council, the TJLP is the basic financing cost of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the Brazilian Development Bank. As of June 30, 2024, TJLP was fixed at 6.67% p.a.

The changes in loans, financing, debentures and derivative financial instruments are shown below:

Balance as of December 31, 2023	11,768,017
Proceeds	2,856,034
Interest accrued	378,509
Principal payment	(1,386,628)
Interest payment	(381,222)
Monetary and exchange rate variations	891,490
Change in fair value	(194,767)
Hedge result	(228,264)
Balance as of June 30, 2024	13,703,169

The transaction costs associated with debt issuance were deducted from the balance of the related liability and recognized in profit or loss according to the effective interest rate method. As of June 30, 2024, the amount recognized in profit or loss was R$ 8,237. The balance to be recognized in the next years is R$ 75,124.

b. Guarantees

The financing does not have collateral as of June 30, 2024, and December 31, 2023 and has guarantees and promissory notes in the amount of R$ 13,105,248 as of June 30, 2024 (R$ 10,966,890 as of December 31, 2023).

The Company and its subsidiaries offer collateral in the form of letters of guarantee for commercial and legal proceedings in the amount of R$ 104,835 as of June 30, 2024 (R$ 103,600 as of December 31, 2023).

The subsidiary Ipiranga issues collateral to financial institutions in connection with the amounts payable by some of its customers to such institutions, with maximum future settlements related to these guarantees on the amount of R$ 305,844 (R$ 397,152 as of December 31, 2023). If the subsidiary Ipiranga is required to make any payment under these collateral arrangements, this subsidiary may recover the amount paid directly from its customers through commercial collection. Until June 30, 2024, the subsidiary Ipiranga did not have losses in connection with these collateral arrangements.

44

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2024

c. Relevant operations contracted in the period

The main operations contracted in the period are shown below:

Description	Index/Currency	Financial Charges	Hedging instruments	Data de emissão	Maturity	Principal	Principal in R$	Remuneration payment	Nominal amount payment	Company
CDCA	% DI	108.00%	N/A	Jan/24	Jan/25	R$ 80,000	R$ 80,000	Quarterly	At final maturity	Ipiranga
4131	EUR	4.33%	111.9% of DI	Jan/24	Jan/25	EUR 23,500	R$ 126,195	Semiannualy	At final maturity	Iconic
CCB	% DI	108.37%	N/A	Mar/24	Mar/25	R$ 500,000	R$ 500,000	Annualy	At final maturity	Ipiranga
4131	EUR	4.43%	108.5% of DI	Mar/24	Mar/25	EUR 46,040	R$ 247,099	Semiannualy	At final maturity	Ipiranga
4131	JPY	1.32%	108.9% of DI	Mar/24	Aug/24	JPY 3,760,000	R$ 123,742	At final maturity	At final maturity	Ultracargo Logística
4131	EUR	4.38%	108.5% of DI	Mar/24	Mar/25	EUR 45,977	R$ 246,897	Semiannualy	At final maturity	Ultracargo Logística
4131	EUR	4.64%	115.5% of DI	Mar/24	Sep/24	EUR 4,629	R$ 25,000	At final maturity	At final maturity	Serra Diesel
CCB	% DI	108.37%	N/A	Apr/24	Apr/26	R$ 500,000	R$ 500,000	Annualy	At final maturity	Ipiranga
4131	USD	6.11%	112.4% of DI	Apr/24	Apr/25	USD 9,728	R$ 48,601	Semiannualy	At final maturity	Iconic
CDCA	DI +	0.92%	N/A	May/24	Apr/27	R$ 500,000	R$ 500,000	Annualy	2026 and 2027	Ipiranga
4131	JPY	1.44%	108.1% of DI	May/24	Oct/24	JPY 7,530,077	R$ 258,500	At final maturity	At final maturity	Ultracargo Logística
CDCA	%DI	109.00%	N/A	Jun/24	Apt/27	R$ 200,000	R$ 200,000	Quarterly	At final maturity	Ipiranga

16. Trade payables (consolidated)

a. Trade payables

	06/30/2024	12/31/2023
Domestic suppliers	2,683,285	2,842,433
Foreign suppliers	356,016	1,692,786
Trade payables - related parties (see Note 8.a.2)	87,521	147,452
	3,126,822	4,682,671

Some Company’s subsidiaries acquire oil-based fuels and LPG from Petrobras and its subsidiaries.

b. Trade payables - reverse factoring

	06/30/2024	12/31/2023
Domestic suppliers - reverse factoring	1,531,298	1,039,366
	1,531,298	1,039,366

Some subsidiaries of the Company entered into agreements with financial institutions. These agreements consist in the anticipation of the receipt of trade payables by the supplier, in which the financial institutions prepay a certain amount from the supplier and receives, on the maturity date, the amount payable by the subsidiaries of the Company without incidence of interest. The decision to join this type of transaction is solely and exclusively of the supplier. The agreement does not substantially change the main characteristics of the commercial conditions previously established between the subsidiaries of the Company and the suppliers. The transactions are presented in operating activities in the statement of cash flows.

45

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2024

17. Employee benefits and private pension plan (Consolidated)

a. ULTRAPREV - Associação de Previdência Complementar

In February 2001, the Company’s Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by the Company and its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev - Associação de Previdência Complementar (“Ultraprev”), since August 2001. The Company and its subsidiaries do not take responsibility for guaranteeing amounts or the duration of the benefits received by the retired employee.

In the six-month period ended June 30, 2024 the subsidiaries contributed R$ 11,180 to Ultraprev (R$ 11,172 in the six-period ended June 30, 2023).

The balance of R$ 13,128 (R$ 18,271 as of December 31, 2023) regarding the reversal fund will be used to deduct normal sponsor contributions in a period of up to 16 months depending on the sponsor. The number of months is estimated according to the current amount being deducted from the contributions of the sponsor with the highest balance.

The total number of participating employees as of June 30, 2024 is 3,886 active participants and 293 retired participants (4,053 active participants and 298 retired participants as of December 31, 2023). In addition, Ultraprev had 22 former employees or beneficiaries receiving benefits under the rules of a previous plan whose reserves are fully constituted.

b. Post-employment benefits (Consolidated)

Some subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care, and life insurance plan for eligible retirees.

The amounts related to such benefits are based on a valuation conducted by an independent actuary and reviewed by Management as of June 30, 2024.

	06/30/2024	12/31/2023
Health and dental care plan (1)	217,162	211,279
Indemnification of FGTS	41,101	38,456
Seniority bonus	2,153	2,026
Life insurance (1)	13,618	13,062
Total	274,034	264,823
Current	23,736	23,612
Non-current	250,298	241,211

(1)     Applicable to Ipiranga, Tropical and Iconic.

46

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2024

18. Provisions and contingent liabilities (Consolidated)

a. Provisions for tax, civil and labor risks

The Company and its subsidiaries are parties to tax, civil, environmental, regulatory, and labor disputes at the administrative and judiciary levels.

The table below shows the breakdown of provisions by nature and their changes:

Provisions	Balance as of 12/31/2023	Additions	Reversals	Payments	Interest	Balance as of 06/30/2024
IRPJ and CSLL (a.1)	636,167	179	(2,026)	(89)	11,938	646,169
Tax	107,172	6,396	(37,201)	(3,974)	2,961	75,354
Civil, environmental and regulatory claims	150,258	59,613	(5,875)	(10,482)	17	193,531
Labor litigation	59,144	8,875	(12,539)	(3,124)	126	52,482
Provision for indemnities (a.2)	203,780	2,464	(18,976)	(207)	-	187,061
Others	147,609	7,216	(2,003)	‐	871	153,693
Total	1,304,130	84,743	(78,620)	(17,876)	15,913	1,308,290
Current	45,828					56,271
Non-current	1,258,302					1,252,019

Balances of escrow deposits are as follows:

	06/30/2024	12/31/2023
Tax	885,187	856,830
Labor	32,372	37,715
Civil and others	136,982	138,172
	1,054,541	1,032,717

In the six-month period ended June 30, 2024, the monetary variation on escrow deposits amounted to R$ 24,319 (R$ R$ 25,528 as of June 30, 2023), recorded with a corresponding entry to financial income in profit or loss.

a.1 Provision for tax matters

On October 7, 2005, the subsidiaries Cia. Ultragaz and Bahiana filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the RFB, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction, the subsidiaries made escrow deposits for these debits, which amounted to R$ 611,856 as of June 30, 2024 (R$ 600,259 as of December 31, 2023). On July 18, 2014, a second instance unfavorable decision was published, and the subsidiaries suspended the escrow deposits, and started to pay income taxes from that date. Currently, the lawsuit awaits a definitive ruling from the court of origin in the Writ of Mandamus records.

a.2 Provision for indemnities

On April 1, 2022, Ultrapar concluded the transaction for the sale of Oxiteno, for which it was agreed that Ultrapar is responsible, in accordance with the terms and conditions of the share purchase and sale agreement, for losses resulting from claims arising from acts, facts or omissions that occurred prior to the closing of the transaction. As of June 30, 2024, a provision for indemnities in the amount of R$ 156,342 (R$ 168,568 as of December 31, 2023) was recorded, it is distributed as follows: R$ 92,428 (R$ 92,823 as of December 31, 2023) relate to labor claims, R$ 17,575 (R$ 17,584 as of December 31, 2023) to civil claims, and R$ 46,339 (R$ 58,160 as of December 31, 2023) to tax claims, which may be reimbursed to Indorama, in the event of materialization of such losses.

On August 1, 2022, Ultrapar concluded the transaction for the sale of Extrafarma, for which it was agreed that the former shareholder, subsidiary Ipiranga, is responsible, in accordance with the terms and conditions of the share purchase and sale agreement, for losses resulting from claims arising from acts, facts or omissions that occurred prior to the closing of the transaction. As of June 30, 2024, a provision for indemnities in the amount of R$ 30,445 (R$ 35,075 as of December 31, 2023) was recorded, of which R$ 10,530 (R$ 16,259 as of December 31, 2023) relate to labor claims, R$ 6,784 (R$ 6,420 as of December 31, 2023) to civil claims, and R$ 13,131 (R$ 12,395 as of December 31, 2023) to tax claims, which may be reimbursed to Pague Menos, in the event of materialization of such losses.

47

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2024

 b. Contingent liabilities (possible)

The Company and its subsidiaries are parties to tax, civil, environmental, regulatory, and labor claims whose likelihood of loss is assessed by the legal departments of the Company and its subsidiaries as possible, based on the opinion of its external legal advisors and, based on these assessments, these claims were not provided for in the interim financial information. The estimated amount of this contingency is R$ 5,113,832 as of June 30, 2024 (R$ 4,013,392 as of December 31, 2023).

b.1 Contingent liabilities for tax and social security matters

The Company and its subsidiaries have contingent liabilities for tax and social security matters in the amount of R$ 4,093,773 as of June 30, 2024 (R$ 3,148,222 as of December 31, 2023), mainly represented by:

b.1.1 The subsidiary IPP and its subsidiaries have assessments invalidating the offset of excise tax (“IPI”) credits in connection with the purchase of raw materials used in the manufacturing of products, which are subsequently sold, are not subject to IPI under the protection of tax immunity. The amount of this contingency is R$ 184,473 as of June 30, 2024 (R$ 185,388 as of December 31, 2023).

b.1.2 The subsidiary IPP and its subsidiaries have legal proceedings related to ICMS. The total amount involved in these proceedings was R$ 1,359,271 as of June 30, 2024 (R$ 1,380,424 as of December 31, 2023). Such proceedings arise mostly from: i) credits considered undue in the amount of R$ 89,420 as of June 30, 2024 (R$ 201,408 as of December 31, 2023), ii) alleged non-payment in the amount of R$ 154,284 as of June 30, 2024 (R$ 178,825 as of December 31, 2023); iii) conditioned fruition of tax incentive in the amount of R$ 235,318 as of June 30, 2024 (R$ 193,912 as of December 31, 2023); iv) inventory differences in the amount of R$ 279,450 as of June 30, 2024 (R$ 282,254 as of December 31, 2023); v) 2% surcharge on products considered non-essential (hydrated ethanol) in the amount of R$ 184,560 (R$ 271,518 as of December 31, 2023).

b.1.3 The Company and its subsidiaries are parties to administrative and judicial suits involving Income Tax, Social Security Contribution, PIS and COFINS, substantially about denials of offset claims and credits disallowance which total R$ 2,284,757 as of June 2024 (R$ 1,394,010 as of December 31, 2023), mainly represented by:

b.1.3.1 The subsidiary IPP received in 2017 a tax assessment related to the IRPJ and CSLL resulting from the alleged undue amortization of the goodwill paid on acquisition of investments, in the amount of R$ 260,395 as of June 30, 2024 (R$ 233,805 as of December 31, 2023), which includes the amount of the income taxes, interest and penalty.

b.1.3.2 The subsidiary IPP received new court orders disallowing PIS/COFINS credits, in the amount of R$ 918,910 as of June 30, 2024, resulting from rental, freight, storage and hydrated ethanol of the calculation period from 2017 to 2019.

b.2 Contingent liabilities for civil, environmental and regulatory claims

The Company and its subsidiaries have contingent liabilities for civil, environmental and regulatory claims in the amount of R$ 754,651 as of June 30, 2024 (R$ 624,653 as of December 31, 2023), mainly represented by:

b.2.1 The subsidiary Cia. Ultragaz is party to an administrative proceeding before CADE based on alleged anti-competitive practices in the State of Minas Gerais in 2001. The CADE issued a decision against Cia. Ultragaz and imposed a penalty of R$ 37,482 as of June 30, 2024 (R$ 36,935 as of December 31, 2023). The imposition of such administrative decision was suspended by a court order and its merit is being judicially reviewed.

b.2.2 The subsidiary Cia. Ultragaz has lawsuits totaling R$ 161,372 as of June 30, 2024 (R$ 113,756 as of December 31, 2023) filed by resellers seeking the declaration of nullity and termination of distribution contracts, in addition to indemnities for losses and damages.

48

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2024

b.3 Contingent liabilities for labor matters

The Company and its subsidiaries have contingent liabilities for labor matters in the amount of R$ 265,407 as of June 30, 2024 (R$ 240,515 as of December 31, 2023).

c. Lubricants operation between Ipiranga and Chevron

The amounts of provisions of Chevron’s liability of R$ 32,212 (R$ 29,022 as of December 31, 2023) are reflected in the consolidation of this financial information and an indemnification asset in the same amount was constituted, recorded under Other receivables – indemnification asset. The amount of the provision of Chevron’s liability of R$ 32,212 refers substantially to: (i) R$ 28,896 in ICMS assessments on sales for industrial purposes, in which the STF closed the judgment of the thesis unfavorably to taxpayers; (ii) R$ 3,099 in labor claims.

Additionally, in connection with the business combination, a provision of R$ 198,900 was recognized on December 1, 2017 related to contingent liabilities and an indemnification asset in the same amount was recognized under Other receivables - indemnification asset, with a balance of R$ 95,897 as of June 30, 2024 (R$ 95,905 as of December 31, 2023). The amounts of provisions and contingent liabilities recognized in the business combination and the liability of the shareholder Chevron will be reimbursed to subsidiary Iconic in the event of losses without the need to recognize an allowance for expected credit losses.

19. Subscription warrants – indemnification

Because of the association between the Company and Extrafarma on January 31, 2014, 7 subscription warrants – indemnification were issued, corresponding to up to 6,411,244 shares of the Company.

On February 15, 2023, August 9, 2023, and January 16, 2024, the Board of Directors approved the issuance of 31,211, 8,199 and 191,788, respectively, common shares within the authorized capital limit provided by article 6 of the Company’s Bylaws, due to the partial exercise of the rights conferred by the subscription warrants.

As set out in the association agreement between the Company and Extrafarma of January 31, 2014, and due to the unfavorable decisions on some lawsuits with triggering events prior to January 31, 2014, 753,973 shares linked to the subscription warrants – indemnification were canceled and not issued. As of June 30, 2024, R$ 14,505 was recorded as financial income (financial expense of R$ 20,891 as of June 30, 2023) due to the update of subscription warrants, and 3,063,194 shares linked to subscription warrants remain retained – indemnification which may be issued or canceled depending on whether the final decisions on the lawsuits will be favorable or unfavorable, being the maximum number of shares that can be issued in the future, totaling R$ 66,165 (R$ 87,299 as of December 31, 2023).

49

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2024

20. Equity

a. Share capital

As of June 30, 2024, the subscribed and paid-up capital consists of 1,115,404,268 common shares with no par value (1,115,212,490 as of December 31, 2023), and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

On April 19, 2023, the Ordinary General Shareholders’ Meeting approved the increase in the Company's capital in the total amount of R$ 1,450,000, without the issuance of shares, through the incorporation into the share capital of part of the amounts recorded in the statutory reserve for investments, of R$ 567,425, and amounts recorded in the legal reserve, of R$ 882,575.

The price of the outstanding shares on B3 as of June 30, 2024, was R$ 21.60 (R$ 26.51 as of December 31, 2023).

As of June 30, 2024, there were 59,222,889 common shares outstanding abroad in the form of ADRs (52,197,033 shares as of December 31, 2023).

b. Equity instrument granted

The Company has a share-based incentive plan, which establishes the general terms and conditions for the concession of common shares issued by the Company held in treasury (see Note 8.c). As of June 30, 2024, the balance of treasury shares granted with right of use was 12,951,481 common shares (9,515,384 as of December 31, 2023).

c. Treasury shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with CVM Resolutions 2/20 and 77/22.

As of June 30, 2024, the balance was R$ 450,284 (R$ 470,510 as of December 31, 2023) and 11,635,147 common shares (16,195,439 as of December 31, 2023) were held unrestricted in the Company's treasury, acquired at an average cost of R$ 18.31.

06/30/2024
Balance of unrestricted shares held in treasury	11,635,147
Balance of treasury shares granted with right of use (see Note 20.b)	12,951,481
Total balance of treasury shares as of June 30, 2024	24,586,628

d. Capital reserve

The capital reserve reflects the gain or loss on the disposal of shares for concession of usufruct to executives of the Company's subsidiaries, when the plan is finalized, as mentioned in Note 8.c.

Because of the association with Extrafarma in 2014, the Company recognized an increase in the capital reserve in the amount of R$ 498,812, due to the difference between the value attributed to share capital and the market value of the Ultrapar shares on the date of issuance, less R$ 2,260 related to the costs for the issuance of these shares. Additionally, on February 15, 2023, August 9, 2023 and February 28, 2024, there was an increase in the reserve in the amounts of R$ 411, R$ 149 and R$ 5,631, respectively, due to the partial exercise of the subscription warrants – indemnification (see Note 19).

e. Approval of additional dividends to the minimum mandatory dividends

On February 28, 2024, the Board of Directors approved and on April 17, 2024 the Ordinary General Shareholders’ Meeting ratified the payment of the Company’s additional dividends to the Company's minimum mandatory dividends related to 2023 in the amount of R$ 134,031.

50

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2024

21. Net revenue from sales and services (Consolidated)

	06/30/2024	06/30/2023
Sales revenue:
Merchandise	64,439,068	61,128,894
Services rendered and others	875,250	791,562
Sales returns, rebates and discounts	(514,560)	(440,651)
Amortization of contract assets	(254,977)	(302,473)
	64,544,781	61,177,332
Taxes on sales	(1,804,932)	(1,033,039)
Net revenue	62,739,849	60,144,293

22. Costs, expenses and other operating results by nature

The Company presents its costs and expenses by function in the consolidated statement of income and presents below its expenses by nature:

	Parent		Consolidated
	06/30/2024	06/30/2023	06/30/2024	06/30/2023
Raw materials and materials for use and consumption	-	‐	(57,601,501)	(55,690,376)
Personnel expenses	(123,920)	(103,493)	(1,254,139)	(1,104,458)
Freight and storage	-	‐	(625,499)	(728,303)
Decarbonization obligation (a)	-	‐	(321,269)	(376,615)
Services provided by third parties	(34,305)	(35,099)	(347,580)	(305,428)
Depreciation and amortization	(7,430)	(5,092)	(453,800)	(402,484)
Amortization of right-of-use assets	(1,362)	(1,110)	(149,925)	(150,217)
Advertising and marketing	(798)	(425)	(88,572)	(78,525)
Other expenses and income, net (b)	18,694	(30,069)	(121,720)	(220,019)
SSC/Holding expenses	156,211	143,582	‐	‐
Total	7,090	(31,706)	(60,964,005)	(59,056,425)
Classified as:
Cost of products and services sold	‐	‐	(58,570,545)	(56,759,303)
Selling and marketing	‐	‐	(1,213,129)	(1,034,750)
General and administrative	(24,765)	(31,544)	(954,302)	(923,166)
Other operating income (expenses), net	31,855	(162)	(226,029)	(339,206)
Total	7,090	(31,706)	(60,964,005)	(59,056,425)

(a)

Refers to the obligation adopted by RenovaBio to meet decarbonization targets for the gas and oil sector. The amounts are presented in Other operating income (expenses), net. For further information, see Note 14.b

(b)	Includes gains from receipt of asset insurance claims in 2024 in the amount of R$ 35,239.

51

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2024

23. Financial result

	Parent		Consolidated
	06/30/2024	06/30/2023	06/30/2024	06/30/2023
Finance income:
Interest on financial investments	15,473	26,333	283,968	216,676
Interest from customers	‐	‐	72,965	56,074
Update of subscription warrants (see Note 19)	14,505	‐	14,505	‐
Selic interest on PIS/COFINS credits	3	‐	22,212	44,905
Update of provisions and other income	12,891	24,629	47,130	59,467
	42,872	50,962	440,780	377,122
Financial expenses:
Interest on loans	(911)	(43,954)	(585,870)	(657,631)
Interest on leases payable	(399)	(312)	(65,913)	(71,547)
Update of subscription warrants (see Note 19)	‐	(20,891)	‐	(20,891)
Bank charges, financial transactions tax, and other taxes	(17,475)	(913)	(81,114)	(60,416)
Exchange variations, net of gain (loss) on hedging instruments	1,624	51	(177,953)	(51,295)
Update of provisions, net, and other expenses	(5,602)	(10,594)	(18,447)	(43,659)
	(22,763)	(76,613)	(929,297)	(905,439)
Total	20,109	(25,651)	(488,517)	(528,317)

24. Earnings per share (Parent and Consolidated)

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. The Company has a stock plan and subscription warrants, as mentioned in Notes 8.c and 19, respectively.

	04/01/2024 to 06/30/2024	01/01/2024 to 06/30/2024	04/01/2023 to 06/30/2023	01/01/2023 to 06/30/2023
Basic earnings per share
Net income for the period of the Company	437,915	869,389	213,876	475,941
Weighted average number of shares outstanding (in thousands)	1,103,371	1,101,195	1,095,037	1,095,106
Basic earnings per share - R$	0.3969	0.7895	0.1953	0.4346
Diluted earnings per share
Net income for the period of the Company	437,915	869,389	213,876	475,941
Weighted average number of outstanding shares (in thousands), including dilution effects	1,119,410	1,115,517	1,104,110	1,104,379
Diluted earnings per share - R$	0.3912	0.7794	0.1937	0.4310
Weighted average number of shares (in thousands)
Weighted average number of shares for basic earnings per share	1,103,371	1,101,195	1,095,037	1,095,106
Dilution effect
Subscription warrants	3,064	3,078	3,349	3,350
Stock plan	12,975	11,244	5,724	5,923
Weighted average number of shares for diluted earnings per share	1,119,410	1,115,517	1,104,110	1,104,379

Earnings per share were adjusted retrospectively by the issuance of 2,997,008 common shares due to the partial exercise of the rights conferred by the subscription warrants disclosed in Note 19.

52

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2024

25. Segment information

The Company has three relevant business segments, working in energy and infrastructure logistics: Ipiranga, Ultragaz and Ultracargo. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers. The fuel distribution segment (Ipiranga) operates the distribution and sale of gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles, and lubricants and related activities. The storage segment (Ultracargo) operates liquid bulk terminals. The segments shown in the financial statements are strategic business units supplying different products and services. Intersegment sales are made considering the conditions negotiated between the parties.

In 2024, the subsidiaries Millenium, Serra Diesel and Abastece Aí became part of the Ipiranga segment. The changes reflect the synergies and unification of the companies operating in the Company’s Mobility segment. The amounts relating to the aforementioned subsidiaries were previously presented under column “Others”.

The Company is restating the 2023 comparative balance for the Ipiranga segment in order to reflect the change in the segment structure.

a. Financial information related to segments

The main financial information of each of the continuing operations of the Company’s segments is as follows.

06/30/2024
Statement of income	Ipiranga	Ultragaz	Ultracargo	Others (1) (2)	Subtotal Segments	Eliminations	Total
Net revenue from sales and services	57,124,000	5,194,022	526,857	4,775	62,849,654	(109,805)	62,739,849
Transactions with third parties	57,123,714	5,193,359	421,190	1,586	62,739,849	‐	62,739,849
Intersegment transactions	286	663	105,667	3,189	109,805	(109,805)	‐
Cost of products and services sold	(54,331,562)	(4,152,929)	(187,762)	‐	(58,672,253)	101,708	(58,570,545)
Gross profit	2,792,438	1,041,093	339,095	4,775	4,177,401	(8,097)	4,169,304
Operating income (expenses)
Selling and marketing	(939,224)	(269,146)	(5,801)	(12)	(1,214,183)	1,054	(1,213,129)
General and administrative	(598,567)	(169,975)	(84,542)	(111,217)	(964,301)	9,999	(954,302)
Results from disposal of property, plant and equipment and intangible assets	72,913	889	26	53	73,881	‐	73,881
Other operating income (expenses), net	(274,571)	24,655	5,187	18,700	(226,029)	‐	(226,029)
Operating income (loss)	1,052,989	627,516	253,965	(87,701)	1,846,769	2,956	1,849,725
Share of profit (loss) of subsidiaries, joint ventures and associates	(3,273)	468	2,416	(10,708)	(11,097)	‐	(11,097)
Amortization of fair value adjustments on associates acquisition	-	-	(1,682)	-	(1,682)	-	(1,682)
Total share of profit (loss) of subsidiaries, joint ventures and associates	(3,273)	468	734	(10,708)	(12,779)	‐	(12,779)
Income (loss) before financial result and income and social contribution taxes	1,049,716	627,984	254,699	(98,409)	1,833,990	2,956	1,836,946
Depreciation and amortization (a)	230,119	154,407	59,045	9,042	452,613	(2,956)	449,657
Amortization of contractual assets with customers - exclusivity rights	254,305	672	‐	‐	254,977	‐	254,977
Amortization of right-of-use assets	102,151	31,696	14,836	1,242	149,925	‐	149,925
Amortization of fair value adjustments on associates acquisition	-	-	1,682	-	1,682	-	1,682
Total depreciation and amortization	586,575	186,775	75,563	10,284	859,197	(2,956)	856,241

(a) The amount is net of PIS and COFINS on depreciation on the amount of R$ 4,143.

53

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2024

06/30/2023
Statement of income	Ipiranga (Restated)	Ultragaz	Ultracargo	Others (1) (2) (Restated)	Subtotal Segments	Eliminations	Total
Net revenue from sales and services	54,327,096	5,416,947	493,843	1,845	60,239,731	(95,438)	60,144,293
Transactions with third parties	54,327,090	5,416,167	400,215	821	60,144,293	‐	60,144,293
Intersegment transactions	6	780	93,628	1,024	95,438	(95,438)	‐
Cost of products and services sold	(52,306,772)	(4,359,260)	(179,295)	-	(56,845,327)	86,024	(56,759,303)
Gross profit	2,020,324	1,057,687	314,548	1,845	3,394,404	(9,414)	3,384,990
Operating income (expenses)
Selling and marketing	(724,561)	(303,949)	(6,208)	(32)	(1,034,750)	‐	(1,034,750)
General and administrative	(590,916)	(147,483)	(80,780)	(113,401)	(932,580)	9,414	(923,166)
Results from disposal of property, plant and equipment and intangible assets	85,412	6,818	325	1	92,556	‐	92,556
Other operating income (expenses), net	(348,303)	8,223	1,012	(138)	(339,206)	‐	(339,206)
Operating income (loss)	441,956	621,296	228,897	(111,725)	1,180,424	‐	1,180,424
Share of profit (loss) of subsidiaries, joint ventures and associates	(2,427)	(14)	7,548	6,910	12,017	‐	12,017
Income (loss) before financial result and income and social contribution taxes	439,529	621,282	236,445	(104,815)	1,192,441	‐	1,192,441
Depreciation and amortization	202,655	139,003	50,968	5,524	398,150	‐	398,150
Amortization of contractual assets with customers - exclusivity rights	301,804	670	‐	‐	302,474	‐	302,474
Amortization of right-of-use assets	104,739	28,267	15,963	1,248	150,217	‐	150,217
Total depreciation and amortization	609,198	167,940	66,931	6,772	850,841	‐	850,841

(a) The amount is net of PIS and COFINS on depreciation on the amount of R$ 4,334.

(1) Includes in the line “General and administrative and Revenue from sale of goods” the amount of R$ 82,780 in 2024 (R$ 69,962 in 2023) of expenses related to Ultrapar's holding structure.

(2) The “Others” column refers to the parent Ultrapar and the subsidiaries Imaven, Ultrapar International, UVC Investimentos, UVC - Fundo de investimento and share of profit (loss) of joint venture RPR.

06/30/2024
Main indicators - Cash flows	Ipiranga	Ultragaz	Ultracargo	Others (3)	Subtotal Segments	Eliminations	Total
Acquisition of property, plant and equipment	144,596	174,224	197,623	70,735	587,178	‐	587,178
Capitalized interest and other items included in property, plant and equipment and provision for ARO	18,773	‐	‐	‐	18,773	‐	18,773
Acquisition of intangible assets	76,872	14,508	775	4,020	96,175	‐	96,175
Payments of contractual assets with customers - exclusivity rights	195,748	‐	‐	‐	195,748	‐	195,748
Acquisition of CBIOS and carbon credits (Note 14)	449,740	681	431	‐	450,852	‐	450,852

54

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2024

06/30/2023
Main indicators - Cash flows	Ipiranga (Restated)	Ultragaz	Ultracargo	Others (3) (Restated)	Subtotal Segments	Eliminations	Total
Acquisition of property, plant and equipment	135,139	188,855	32,573	1,497	358,064	‐	358,064
Capitalized interest and other items included in property, plant and equipment and provision for ARO	22,238	‐	‐	‐	22,238	‐	22,238
Acquisition of intangible assets	76,714	18,885	‐	2,818	98,417	‐	98,417
Payments of contractual assets with customers - exclusivity rights	273,378	‐	‐	‐	273,378	‐	273,378
Acquisition of CBIOS and carbon credits (Note 14)	379,205	‐	‐	‐	379,205	‐	379,205

06/30/2024
Assets	Ipiranga	Ultragaz	Ultracargo	Others (3)	Subtotal Segments	Total
Total assets (excluding intersegment transactions)	25,718,103	4,405,548	4,689,083	3,527,436	38,340,170	38,340,170

12/31/2023
Assets	Ipiranga (Restated)	Ultragaz	Ultracargo	Others (3) (Restated)	Subtotal Segments	Total
Total assets (excluding intersegment transactions)	25,511,804	4,144,983	3,233,270	5,361,917	38,251,974	38,251,974

(3) The “Others” column refers to the parent Ultrapar and the subsidiaries Imaven, Ultrapar International, UVC Investimentos, UVC - Fundo de investimento and share of profit (loss) of joint venture RPR.

b. Geographic area information

The subsidiaries generate revenue from operations in Brazil, as well as from exports of products and services to foreign customers, as disclosed below:

	06/30/2024	06/30/2023
Net revenue from sales and services:
Brazil	61,911,218	59,600,618
Europe	37,272	128,300
United States of America and Canada	574,070	370,763
Other Latin American countries	129,521	38,317
Others	87,768	6,295
Total	62,739,849	60,144,293

55

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2024

26. Risks and financial instruments (Consolidated)

a. Risk management and financial instruments - governance

The main risks to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as commodities prices, exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and their counterparties. These risks are managed through control policies, specific strategies, and the establishment of limits.

The Company reviews its internal risk management policies on an ongoing basis, as disclosed in the financial statements for the year ended December 31, 2023. No relevant changes were observed in such risk management and governance policies in relation to those disclosed as of December 31, 2023.

b. Currency risk

Assets and liabilities in foreign currencies are stated below, translated into Brazilian Reais:

b.1 Assets and liabilities in foreign currencies

	06/30/2024	12/31/2023
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	2,683,440	371,474
Foreign trade receivables, net of allowance for expected credit losses	53,117	84,855
Other receivables	‐	715,877
Other assets of foreign subsidiaries	9,992	152,393
	2,746,549	1,324,599
Liabilities in foreign currency
Financing in foreign currency, gross of transaction costs and negative goodwill of notes in the foreign market (1)	(6,962,878)	(5,297,013)
Payables arising from imports	(281,417)	(1,730,426)
	(7,244,295)	(7,027,439)
Balance (gross) of foreign currency hedging instruments	4,116,455	5,309,125
Net liability position - total	(381,291)	(393,715)
Net liability position - effect on statement of income	(381,291)	(382,858)
Net liability position - effect on equity	‐	(10,857)

(1)     As of June 30, 2024, the amount of negative goodwill of notes in the foreign market was R$ 6,676 (R$ 8,107 as of December 31, 2023).

b.2 Sensitivity analysis of assets and liabilities in foreign currency

For the base scenario, the average U.S. dollar rate of R$ 5.6932 (*) was used, based on future market curves as of June 30, 2024 on the net position of the Company exposed to the currency risk, simulating the effects of appreciation and devaluation of the Real in the income statement. As of June 30, 2024, the closing rate considered was R$ 5.5589.

56

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2024

The table below shows the effects of the exchange rate changes on the net liability position of R$ 381,291 in foreign currency as of June 30, 2024:

	Risk	Probable Scenario
Effect on statement of income	Real devaluation	(9,214)
Effect on equity	Real devaluation	-
	Net effect	(9,214)
Effect on statement of income	Real appreciation	9,214
Effect on equity	Real appreciation	-
	Net effect	9,214

(*) Average US dollar as of June 30, 2024, according to benchmark rates as published by B3.

c. Interest rate risk

The Company and its subsidiaries adopt policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the DI, as set forth in Note 4. Fundraising primarily relates to debentures and borrowings in foreign currency, as disclosed in Note 15.

The Company seeks to maintain most of its interest financial assets and liabilities at floating rates.

c.1 Assets and liabilities exposed to floating interest rates

The financial assets and liabilities exposed to floating interest rates are demonstrated below:

	Note	06/30/2024	12/31/2023
DI
Cash equivalents	4.a	3,558,849	5,476,726
Financial investments	4.b	98,393	82,592
Trade receivables - sale of subsidiaries	5.c	219,910	208,487
Loans and debentures	15	(2,310,177)	(1,242,524)
Liability position of foreign exchange hedging instruments - DI	26.h	(3,857,814)	(4,629,475)
Liability position of fixed interest instruments + IPCA - DI	26.h	(3,571,675)	(3,938,201)
Liability net position in DI		(5,862,514)	(4,042,395)
TJLP
Loans – TJLP	15	(972)	(1,264)
Net liability position in TJLP		(972)	(1,264)
Total net liability position exposed to floating interest		(5,863,486)	(4,043,659)

c.2 Sensitivity analysis of floating interest rate risk

For the sensitivity analysis of floating rate risks as of June 30, 2024, the Company used the market curves of the benchmark indexes (DI and TJLP) as a base scenario.

57

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2024

The tables below show the incremental expenses and income that would be recognized in finance income, if the market curves of floating interest at the base date were applied to the average balances of the current year, due to the effect of floating interest rate.

		06/30/2024
Exposure to floating interest	Risk	Probable Scenario
Effect on interest of cash equivalents and financial investments	Decrease in DI (i)	4,784
Effect on interest of debt in DI	Decrease in DI (i)	(30,952)
Effect on income of short positions in DI of debt hedging instruments	Decrease in DI (i)	187,163
Incremental revenues/(expenses)		160,995
Effect on interest of debt in TJLP	Decrease in TJLP	(3)
Incremental expenses		(3)

(i) The annual base rate used was 10.40% and the sensitivity rate was 11.18% according to reference rates made available by B3, proportional to the 6 month period to sensitivity analysis.

d. Credit risks

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and cash equivalents, financial investments, hedging instruments and other receivables (see Note 4), and trade receivables (see Note 5).

d.1 Counterparties credit risk

The credit risk of financial institutions and governments related to cash and cash equivalents, financial investments and derivative financial instruments as of June 30, 2024, by counterparty rating, is summarized below:

	Fair value
Counterparty credit rating	06/30/2024	12/31/2023
AAA	7,240,727	6,714,493
AA	137,756	408,375
A	3,725	464
Others (*)	47,281	47,231
Total	7,429,489	7,170,563

(*) Refers substantially to investments as minority interest, which are classified as long term investments.

58

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2024

d.2 Customer credit risk

The credit risks are managed by each business unit through specific criteria for acceptance of customers and their credit rating and are additionally mitigated by the diversification of sales. No single customer or group accounts for more than 10% of total revenue.

The Company’s subsidiaries request guarantees related to trade receivables and other receivables in specific situations to customers. The Company’s subsidiaries maintained the following allowance for expected credit losses from its trade receivables and reseller financing:

	06/30/2024	12/31/2023
Ipiranga	356,313	350,375
Ultragaz	123,593	116,583
Ultracargo	10,275	1,301
Others	‐	591
Total	490,181	468,850

	06/30/2024	12/31/2023
Brazil	489,316	467,545
Other Latin American countries	358	40
Europe	330	425
Others	177	840
	490,181	468,850

For further information on the allowance for expected credit losses, see Notes 5.a and 5.b.

e. Commodities price risk

The table below shows the sensitivity analysis and positions of derivative financial instruments to hedge commodity price risk as of June 30, 2024, and December 31, 2023:

Derivative	Contract			Volume			Notional amount (USD thousand)		Fair value (R$ thousand)		Possible scenario (∆ of 10% - R$ thousand)
	Position	Product	Maturity	06/30/2024	12/31/2023	Unit	06/30/2024	12/31/2023	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Commodity forward	Sold	Heating Oil	Dec/24	605,789	182,613	m³	414,357	131,473	(9,812)	21,918	(672)	(2,308)
Commodity forward	Sold	RBOB	Sept/24	39,111	6,677	m³	25,760	3,807	(571)	440	62	(11)
Commodity forward	Sold	Gas oil	Aug/24	8,994	‐	tons	5,946	‐	(273)	‐	(532)	‐
Commodity forward	Sold	Soybean Oil	Dec/24	16,680	6,000	pounds	8,039	2,977	3,688	(52)	28	22
Commodity forward	Purchased	Ethanol	Feb/25	29,700	‐	m³	13,309	‐	5,377	‐	12,608	‐
Commodity forward	Purchased	Brent	-	1,800	40,000	m³	153	-	(1)	-	(86)	-
Commodity forward	-	Sea Freight	-	‐	12,230	tons	-	1,533	‐	(1,505)	‐	3,427
Commodity forward	Sold	Marine Fuel	Aug/24	4,780	-	tons	2,830	8,231	214	(99)	214	1,532
									(1,378)	20,702	11,622	2,662

59

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2024

f. Liquidity risk

The Company and its subsidiaries’ main sources of liquidity derive from (i) cash, cash equivalents, and financial investments, (ii) cash generated from operations and (iii) financing. The Company and its subsidiaries believe that these sources are sufficient to satisfy their current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt, and payment of dividends.

The Company and its subsidiaries have sufficient working capital and sources of financing to meet their current needs. The gross indebtedness due over the next twelve months, including estimated interest on loans, totaled R$ 3,935,048 (for quantitative information, see Note 15). As of June 30, 2024, the Company and its subsidiaries had R$ 4,131,561 in cash, cash equivalents, and short-term investments (for quantitative information, see Note 4).

The table below presents a summary of financial liabilities and leases payable as of June 30, 2024 by the Company and its subsidiaries, listed by maturity. The amounts disclosed in this table are the contractual undiscounted cash flows, and, therefore, these amounts may be different from the amounts disclosed in the statement of financial position.

	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Loans, including future contractual interest (1) (2)	15,950,481	3,935,048	6,304,646	4,446,381	1,264,406
Hedging instruments(3)	1,593,089	510,761	603,413	444,557	34,358
Trade payables	4,658,120	4,658,120	‐	‐	‐
Leases payable	2,160,597	430,076	472,997	310,366	947,158
Financial liabilities of customers	279,110	25,085	254,025	‐	‐
Contingent consideration	88,555	‐	‐	88,555	‐
Other payables	174,180	149,717	24,463	‐	‐
Total	24,904,132	9,708,807	7,659,544	5,289,859	2,245,922

(1) The interest on loans was estimated based on the US dollar futures contracts, Yen futures contracts, Euro futures contracts and on the future yield curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 as of June 30, 2024.

(2) Includes estimated interest on short-term and long-term loans until the contractually foreseen payment date.

(3) The hedging instruments were estimated based on the US dollar futures contracts and the future curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 as of June 30, 2024. In the table above, only the hedging instruments with negative results at the time of settlement were considered.

g. Capital management

Annually, the Company and its subsidiaries revise their capital structure, evaluating the cost of capital and the risks associated with each class of capital including the leverage ratio analysis, which is determined as the ratio between net debt and equity.

The leverage ratio at the end of the period is as follows:

	06/30/2024	12/31/2023
Gross debt (a)	15,129,338	13,291,951
Cash, cash equivalents, and short-term investments (b)	7,429,489	7,170,563
Net debt = (a) - (b)	7,699,849	6,121,388
Equity	14,853,851	14,029,826
Net debt-to-equity ratio	51.84%	43.63%

h. Selection and use of financial instruments

The table below summarizes the gross balance of the position of derivative instruments contracted as well as of the gains (losses) that affect the equity and the statement of income of the Company and its subsidiaries:

60

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2024

Derivatives designated as hedge accounting
Product	Hedged item	Contracted rates		Maturity	Note	Notional amount [1]	Fair value as of 06/30/2024		Gains (losses) as of 06/30/2024
		Assets	Liabilities			06/30/2024	Assets	Liabilities	Results	Equity
Foreign exchange swap	Financing	USD + 0.00%	53.6% of DI	-	26.i.1	-	‐	‐	5,581	‐
Foreign exchange swap	Financing	USD + 5.45%	109.8% of DI	Sept/25	26.i.1	USD 206,067	38,756	‐	120,065	‐
Foreign exchange swap	Financing	EUR + 5.20%	109.4% of DI	Mar/25	26.i.1	EUR 120,147	30,058	‐	38,259	‐
Foreign exchange swap	Financing	JPY + 1.55%	108.9% of DI	Mar/25	26.i.1	JPY 24,098,829	2,284	(85,110)	(24,728)	‐
Interest rate swap	Financing	IPCA + 5.07%	103.9% of DI	Jun/32	26.i.1	BRL 2,873,693	418,857	‐	(131,339)	‐
Interest rate swap	Financing	10.48%	103.6% of DI	Jul/27	26.i.1	BRL 615,791	‐	(18,250)	(30,864)	‐
Commodity forward	Firm commitments	BRL	Heating Oil/ RBOB	Dez/24	26.i.1	USD 184,089	20,042	(6,461)	(26,465)	‐
NDF	Firm commitments	BRL	USD	Dec/24	26.i.1	USD 95,671	2,591	(12,489)	(29,462)	‐
							512,588	(122,310)	(78,953)	‐

Product	Hedged item	Contracted rates		Maturity	Note	Notional amount [1]	Fair value as of 06/30/2023		Gains (losses) as of 06/30/2023
		Assets	Liabilities			06/30/2023	Assets	Liabilities	Results	Equity
Foreign exchange swap	Financing	USD + 0.00%	53.6% of DI	Oct/26	26.i.1	USD 234,000	‐	(140,483)	(111,700)	(37,307)
Foreign exchange swap	Financing	USD + 5.13%	108.4% of DI	Sept/25	26.i.1	USD 331,067	58,291	(149,942)	(227,045)	‐
Foreign exchange swap	Financing	EUR + 5.12%	111.9% of DI	Jan/24	26.i.1	EUR 22,480	‐	(18,781)	(19,556)	‐
Foreign exchange swap	Financing	JPY + 1.50%	109.4% of DI	Mar/25	26.i.1	JPY 12,564,393	‐	(100,195)	(110,176)	‐
Interest rate swap	Financing	IPCA + 5.03%	102.9% of DI	Jun/32	26.i.1	BRL 3,226,054	425,530	‐	209,630	‐
Interest rate swap	Financing	9.03%	102.7% of DI	Jun/27	26.i.1	BRL 198,791	2,620	(5,583)	3,523	‐
Commodity forward	Firm commitments	BRL	Heating Oil/ RBOB	Aug/23	26.i.1	USD 61,362	3,485	(20,122)	39,682	‐
NDF	Firm commitments	BRL	USD	Oct/23	26.i.1	USD 89,206	658	(1,989)	27,670	‐
							490,584	(437,095)	(187,972)	(37,307)

Derivatives not designated as hedge accounting
Product	Hedged item	Contracted rates		Maturity	Notional amount [1]	Fair value as of 06/30/2024		Gains (losses) as of 06/30/2024
		Assets	Liabilities		06/30/2024	Assets	Liabilities	Results	Equity
Foreign exchange swap	Financing	USD + 0.00%	52.5% of CDI	Jun/29	USD 300,000	330,318	‐	136,792	‐
NDF	Firm commitments	USD	BRL	Sept/24	USD 104,952	12,849	(7,111)	41,968	‐
Commodity forward	Firm commitments	BRL	Heating Oil/ RBOB	Feb/25	USD 346,287	33,137	(32,805)	(1,580)	‐
Interest rate swap	Financing	USD + 5.25%	CDI - 1.4%	Jun/29	USD 300,000	‐	(236,315)	(71,678)	‐
						376,304	(276,231)	105,502	‐

61

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2024

Product	Hedged item	Contracted rates		Maturity	Notional amount [1]	Fair value as of 06/30/2023		Gains (losses) as of 06/30/2023
		Assets	Liabilities		06/30/2023	Assets	Liabilities	Results	Equity
Foreign exchange swap	Financing	USD + 0.00%	52.9% of CDI	Jun/29	USD 375,000	139,666	(56,615)	(196,218)	‐
NDF	Firm commitments	USD	BRL	Oct/23	USD 1,199,521	75,995	(246,881)	(102,876)	‐
Commodity forward	Firm commitments	BRL	Heating Oil/ RBOB	Nov/23	USD 6,426	773	(450)	3,171	‐
Interest rate swap	Financing	USD + 5.25%	CDI - 1.4%	Jun/29	USD 300,000	‐	(239,859)	15,863	‐
						216,434	(543,805)	(280,060)	‐

1 Currency as indicated.

2 Amounts, net of income tax.

i. Hedge accounting

The Company and its subsidiaries use derivative and non-derivative financial instruments for hedging purposes and test, throughout the duration of the hedge, their effectiveness, as well as the changes in their fair value.

The Company and its subsidiaries discontinue hedge accounting when the hedging instrument is settled or if the hedged item ceases to exist or the hedge ceases to qualify for hedge accounting due to the absence of an economic relationship between the hedged item and the hedging instrument. The voluntary removal of designation is not permitted.

i.1 Fair value hedge

The Company and its subsidiaries designate as fair value hedges certain financial instruments used to offset the variations in interest and exchange rates, which are based on the market value of financing contracted in Brazilian Reais and US Dollars.

The foreign exchange hedging instruments designated as fair value hedge are:

In thousands	06/30/2024	06/30/2023
Notional amount – US$	206,067	331,067
Result of hedging instruments - gain/(loss) - R$	120,012	(227,045)
Fair value adjustment of debt - R$	(7,192)	32,064
Financial result of the debt - R$	(291,776)	188,506
Average effective cost - DI %	110.0	108.4

Notional amount – EUR	120,147	22,480
Result of hedging instruments - gain/(loss) - R$	51,261	(19,556)
Fair value adjustment of debt - R$	12,528	(74)
Financial result of the debt - R$	(57,790)	7,953
Average effective cost - DI %	109.4	111.9

Notional amount – JPY	24,098,829	12,564,393
Result of hedging instruments - gain/(loss) - R$	(24,724)	(110,176)
Fair value adjustment of debt - R$	4,660	(4,913)
Financial result of the debt - R$	15,491	77,817
Average effective cost - DI %	109.3	109.4

62

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2024

The interest rate hedging instruments designated as fair value hedge are:

In thousands	06/30/2024	06/30/2023
Notional amount – R$	2,873,693	3,226,054
Result of hedging instruments - gain/(loss) - R$	(131,339)	209,630
Fair value adjustment of debt - R$	132,203	(196,548)
Financial result of the debt - R$	(195,401)	(220,319)
Average effective cost - DI %	102.9	102.9

In thousands	06/30/2024	06/30/2023
Notional amount – R$	615,791	198,791
Result of hedging instruments - gain/(loss) - R$	(30,864)	3,523
Fair value adjustment of debt - R$	19,956	(5,408)
Financial result of the debt - R$	(23,278)	(1,699)
Average effective cost - DI %	103.6	102.7

The foreign exchange hedging instruments and commodities designated as fair value hedge are as described below and are concentrated in subsidiary Ipiranga. The objective of this relationship is to transform the cost of the imported product from fixed to variable until fuel blending, as occurs with the price adopted in its sales. Ipiranga carries out these operations with over-the-counter derivatives that are designated in a hedge accounting relationship, as a fair value hedge in an amount equivalent to the inventories of imported product.

In thousands	06/30/2024	06/30/2023
Notional amount – US$	279,760	147,896
Result of hedging instruments - gain/(loss) - R$	(48,003)	22,078
Notional amount – US$	(12,211)	24,223

For further information, see Note 15.

i.2              Cash flow hedge

The Company and its subsidiaries designate as cash flow hedge, derivative instruments for protection against variations arising from exchange rate changes and for protection of notes in the foreign market.

As of June 30, 2024, no balance was recorded for derivative instruments for exchange rate protection designated as cash flow hedges, referring to notes in the foreign market (US$ 234,000 as of December 31, 2023).

63

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2024

j. Classes and categories of financial instruments and their fair values

The financial instruments are classified in the following categories:

(a) Level 1 – prices negotiated (without adjustment) in active markets for identical assets or liabilities;

(b) Level 2 – inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

(c) Level 3 - inputs for assets or liabilities that are not based on observable market variables (unobservable inputs).

The fair values and the carrying amounts of the financial instruments, including derivative instruments and the hierarchy of fair value for each class of financial instruments, are stated below:

		Carrying value		Fair value
June 30, 2024	Note	Measured at fair value through profit or loss	Measured at amortized cost	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents
Cash and banks	4.a	‐	256,403	‐	‐	‐
Securities and funds in local currency	4a	‐	3,558,849	‐	‐	‐
Securities and funds in foreign currency	4.a	‐	15,479	‐	‐	‐
Financial investments
Securities and funds in local currency	4.b	‐	98,393	‐	‐	‐
Securities and funds in foreign currency	4.b	‐	2,558,007	‐	‐	‐
Derivative financial instruments and other financial assets	4.b	942,358	‐	‐	942,358	‐
Trade receivables	5.a	‐	4,464,984	‐	‐	‐
Reseller financing	5.b	‐	1,233,385	‐	‐	‐
Trade receivables - sale of subsidiaries		‐	219,910	‐	‐	‐
Other receivables		-	404,899	-	-	-

Total		942,358	12,810,309	‐	942,358	‐

Financial liabilities:
Financing	15.a	2,722,620	6,046,819	‐	2,722,620	‐
Debentures	15.a	4,046,310	488,950	‐	4,046,310	‐
Foreign exchange, interest rate and commodity hedging instruments	15.a	398,519	‐	‐	398,519	‐
Trade payables	16.a	-	3,126,822	‐	‐	‐
Trade payables - reverse factoring	16.b	‐	1,531,298	‐	‐	‐
Subscription warrants – indemnification	19	66,165	‐	‐	66,165	‐
Financial liabilities of customers		‐	244,493	‐	‐	‐
Contingent consideration	28.a	88,555	‐	‐	‐	88,555
Other payables		-	168,545	-	-	-

Total		7,322,169	11,606,927	‐	7,233,614	88,555

64

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2024

		Carrying value		Fair value
December 31, 2023	Note	Measured at fair value through profit or loss	Measured at amortized cost	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents		‐	‐	‐	‐	‐
Cash and banks	4.a	‐	125,152	‐	‐	‐
Securities and funds in local currency	4a	‐	5,476,726	‐	‐	‐
Securities and funds in foreign currency	4.a	‐	323,810	‐	‐	‐
Financial investments
Securities and funds in local currency	4.b	82,592	‐	‐	82,592	‐
Derivative financial instruments and other financial assets	4.b	1,162,283	‐	‐	1,162,283	‐
Trade receivables	5.a	‐	4,269,473	‐	‐	‐
Reseller financing	5.b	‐	1,189,886	‐	‐	‐
Trade receivables - sale of subsidiaries	5.c	‐	924,364	‐	‐	‐
Other receivables		-	393,036	-	-	-

Total		1,244,875	12,702,447	‐	1,244,875	‐

Financial liabilities:		‐	‐	‐	‐	‐
Financing	15.a	1,584,452	4,449,857	‐	1,584,452	‐
Debentures	15.a	4,618,704	488,269	‐	4,618,704	‐
Foreign exchange, interest rate and commodity hedging instruments	15.a	626,735	‐	‐	626,735	‐
Trade payables	16.a	-	4,682,671	‐	‐	‐
Trade payables - reverse factoring	16.b	‐	1,039,366	‐	‐	‐
Subscription warrants – indemnification	19	87,299	‐	‐	87,299	‐
Financial liabilities of customers		‐	308,934	‐	‐	‐
Contingent consideration	28.a	112,196	‐	‐	‐	112,196
Other payables		-	190,090	-	-	-

Total		7,029,386	11,159,187	‐	6,917,190	112,196

The fair value of financial instruments, including foreign exchange and interest hedging instruments, was determined as described below:

  The fair value of cash and banks are identical to their carrying values.
  Financial investments in investment funds are valued at the fund unit value as of the date of the financial statements, which corresponds to their fair value.
  Financial investments in CDBs (Bank Certificates of Deposit) and similar instruments offer daily liquidity through repurchase at the “yield curve” and the Company calculates their fair value through methodologies commonly used for mark to market.
  The carrying values of trade receivables, reseller financing, trade receivables - sale of subsidiaries, other receivables, trade payables and trade payables - reverse factoring approximate their fair values and the Company calculates their fair value through methodologies commonly used in the market.
  The balances of subscription warrants - indemnification were measured based on the share price of Ultrapar (UGPA3) as of the date of the financial statements and are adjusted to the Company’s dividend yield, since the exercise is only possible from 2020 onwards and they are not entitled to dividends. The number of shares of subscription warrants – indemnification was also adjusted according to the changes in the amounts of provisions for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014 (see Note 22).
  The fair value calculation of notes in the foreign market of Ultrapar International is based on the quoted price in an active market (see Note 16).
  As a result of the acquisition of Stella GD Intermediação de Geração Distribuída de Energia Ltda, the Company has a contingent consideration (“earnout”), which is determined based on contractual goals set for revenue and accounting net cash flow to be achieved in the year ending December 31, 2026 The Company estimated the fair value of this achievement based on the discounted cash flow method and projections of earnings as estimated by Management.

65

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2024

27. Commitments (Consolidated)

a. Contracts

Subsidiary Ultracargo Logística has agreements with CODEBA, with Complexo Industrial Portuário Governador Eraldo Gueiros and with Empresa Maranhense de Administração Portuária, in connection with its port facilities in Aratu, Suape and Itaqui, respectively. Such agreements establish a minimum cargo movement, as shown below:

Port	Minimum movement per year	Maturity
Aratu (*)	900,000 ton.	2022
Suape	250,000 ton.	2027
Suape	400,000 ton.	2029
Aratu	465,403 ton.	2031
Itaqui	1,468,105 m3	2049

(*) Contract in the process of being renewed with the appropriate body, being judicialized by favorable decision, until the public entity completes the analysis so that the new amendment is signed. In a decision by the Ministry of Infrastructure, the investment plans presented by Ultracargo were preliminarily approved, and the Waterway Transport Regulatory Agency (ANTAQ) approved the technical, economic and environmental feasibility study of this extension project.

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of June 30, 2024, these rates were R$ 9.64 and R$ 3.05 per ton for Aratu and Suape, respectively, and R$ 0.98 per m³ for Itaqui. According to contractual conditions and tolerances, as of June 30, 2024, there were no material pending issues regarding the minimum limits of the contract.

28. Acquisition of Interest and Control

a. Serra Diesel Transportador Revendedor Retalhista Ltda.

On September 1, 2023, through the subsidiary Ultrapar Mobilidade Ltda. the Company acquired 60% of the voting share capital of Serra Diesel Transportador Revendedor Retalhista Ltda. (“Serra Diesel”), qualifying the transaction as a business combination as defined in IFRS 3 (CPC 15 (R1)) – Business Combinations. The acquisition complements Ultrapar's operations in the mobility and liquid fuel distribution segment.

Serra Diesel was established in 2006 and its main activity is the fuel trade carried out by a wholesale carrier-reseller-retailer, with presence in the southern region of Brazil.

The initial payment, including the capital contribution in the amount of R$ 16,193, totaled R$ 21,193. The remaining transaction amount of R$ 5,189 was recorded under “Other payables” and will be paid after the contractual clauses have been fulfilled. The Company, based on applicable accounting standards and supported by an independent appraisal firm, is determining the statement of financial position as at the acquisition date, the fair value of assets and liabilities and, consequently, goodwill. The provisional goodwill determined is R$ 14,217. The purchase price allocation (“PPA”) will be completed in 2024.

66

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2024

The table below summarizes the provisional balances of assets acquired and liabilities assumed on the acquisition date recognized at fair value, subject to adjustment for purchase price allocation and goodwill determination:

Assets
Cash and cash equivalents	1,719
Trade receivables	28,475
Inventories	9,128
Recoverable taxes	2,551
Other receivables	55

Other investments	298
Right-of-use assets, net	25,500
Property, plant and equipment, net	21,235
Intangible assets, net	11,619

Liabilities
Loans and financing	17,337
Trade payables	26,965
Salaries and related charges	1,933
Taxes payable, income and social contribution taxes payable	376
Leases payable	25,500
Other payables	8,194

Goodwill based on expected future profitability	14,217
Non-controlling interests	8,110
Assets and liabilities consolidated in the opening balance	26,382

Assets acquired	60,348
Liabilities assumed	(48,183)
Goodwill based on expected future profitability	14,217
Acquisition value	26,382

Comprised by
Cash	5,000
Acquisition of ownership interest via capital contribution (as non-controlling interests)	16,193
Contingent consideration to be settled	5,189
Total consideration	26,382

Net cash outflow resulting from acquisition
Initial consideration in cash	5,000
Cash and cash equivalents acquired	(1,719)
Total	3,281

67

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2024

b. Opla - Terminal de Combustíveis Paulínia S.A.

On July 1, 2023, through its subsidiary Ultracargo Logística S.A., the Company acquired a 50% interest in Terminal de Combustíveis Paulínia S.A. (“Opla”), qualifying the transaction as an acquisition of a joint venture as defined in IAS 28 (CPC 18 (R2) – Investments in Associates and Joint Ventures) and IFRS 11 (CPC 19 (R2) - Joint Arrangements). The acquisition of interest in Opla marked Ultracargo's entry into the inland liquid bulk storage and logistics segment, integrated with port terminals, in line with its growth plan. With the acquisition, Ultracargo and BP Biofuels Brazil Investments Ltd. (“BP”) become joint ventures of Opla.

The total amount of the operation is R$ 237,500 subject to the usual working capital and net debt adjustments. The purchase price includes the transaction amount, including estimated working capital and net debt adjustments. The transaction was paid in a single installment of R$ 210,096 on July 1, 2023. The Company, based on applicable accounting standards and supported by an independent appraisal firm, calculated the definitive amounts for the purchase price allocation as of June 30, 2024, and determined the final goodwill in the amount of R$ 117,306.

The following table summarizes the balances of assets acquired and liabilities assumed at fair value on the acquisition date, including goodwill determination:

Assets
Cash and cash equivalents	3,248
Trade receivables	6,107
Recoverable taxes	402
Other receivables and other assets	1,057

Property, plant and equipment, net	248,951
Intangible assets, net	10,441

Liabilities
Loans and financing	44,568
Trade payables	911
Salaries and related charges	1,430
Taxes payable, income and social contribution taxes payable	13,974
Other payables	23,923

Fair value of investee’s assets and liabilities	185,580

Fair value of assets and liabilities according to Ultracargo's interest	92,790
Goodwill based on expected future profitability	117,306
Acquisition value	210,096

68

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2024

The goodwill determined on the operation is based on the expected future profitability and on the synergy with the operations of Ultracargo, supported by the appraisal report, after allocation of the identified assets. The goodwill is expected to be deductible for income tax purposes.

In the process of identifying assets and liabilities, intangible assets that were not recognized in the books of the acquired entity were also considered, as shown below:

	R$	Useful life	Amortization method
Licenses	612	5 years	Straight line
Customer list and relationship	4,609	6 years	Straight line
Total	5,221

c. Hidrovias do Brasil S.A.

In 2023, the Company began the process of acquiring an interest in Hidrovias do Brasil S.A. (“Hidrovias”), through the purchase of a 4.99% direct interest and a 4.99% indirect interest, through Total Return Swaps (“TRS”), recognized as financial asset and measured at fair value in accordance with IFRS 9/CPC 48. On March 18, 2024, the Company contributed its direct interest to its subsidiary Ultrapar Logística Ltda. and settled the TRS. From this date, all transactions have been carried out through the subsidiary Ultrapar Logística Ltda.

On May 7, 2024, the subsidiary Ultrapar Logística completed the purchase of 128,369,488 shares from Pátria Investimentos that represented 16.88% of its share capital of Hidrovias, for R$3.98/share.

In May 2024, when obtaining sufficient evidence demonstrating its power to exert significant influence on decisions regarding Hidrovias' financial and operational policies, the subsidiary Ultrapar Logística began to recognize its interest in Hidrovias as an investment in an associate with significant influence, in accordance with IAS 28/CPC 18.

In the period ended June 30, 2024, after the purchases of additional interests mentioned above, subsidiary Ultrapar Logística totalize an interest equivalent to 39.98% of Hidrovias' share capital.

The transaction amounts for acquiring an interest in Hidrovias are shown below:

Amount paid for the acquisition of shares – financial asset	579,066
Gain (loss) on fair value adjustment of financial assets	66,267
Total financial asset transferred to the investments line item	645,333
Subsequent acquisitions of additional interests	647,201
Total investment in Hidrovias as of June 30, 2024 (A)	1,292,534

Equivalent participation to equity of the associate (B)	536,407
Provisional goodwill on acquisition of investment (A-B)	756,127

The Company, based on applicable accounting standards and supported by an independent appraisal firm, is determining the statement of financial position as at the acquisition date, the fair value of assets and liabilities and the purchase price allocation (“PPA”) will be completed in 2025.

69

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2024

29. Events after the reporting period

a. Distribution of dividends

On August 7, 2024, the Board of Directors, in a meeting held on this date, approved the distribution of dividends in the amount of R$ 275,971, corresponding to R$ 0.25 per common share, payable from August 23, 2024, without remuneration or monetary variation.

The as of date for the right to receive the dividend (“record date”) will be August 15, 2024, in Brazil and August 19, 2024, in the United States. Therefore, the shares will start to be traded “ex-dividends” from August 16, 2024, on the São Paulo stock exchange (B3) and from August 19, 2024, on the New York stock exchange (NYSE).

The number of shares used to calculate the value per share already considers the issuance of 35,235 shares, as decided by the Board of Directors on this date.

b. Issuance of debentures by Ultragaz

In July 29, 2024, the subsidiary Ultragaz made its second issuance of simple debentures, nonconvertible into shares, nominative, book-entry and unsecured, in the total amount of R$ 700,000, distributed in two series, being R$ 455,000 with maturity in July 25, 2027, at a cost of CDI + 0.65% and R$ 245,000 with maturity in July 25, 2029, at a cost of CDI + 0.90%. The debentures do not have financial covenants.

c. Settlement of trade receivables – sale of subsidiaries - Extrafarma

In August 1, 2024, the Company received from Pague Menos S.A. (“Pague Menos”) the amount of R$ 221,671 referring to the last installment of the subsidiary Extrafarma sale.

70

Earning Release

São Paulo, August 7, 2024 – Ultrapar Participações S.A. (“Company” or “Ultrapar”, B3: UGPA3 / NYSE: UGP), operating in energy, mobility and logistics infrastructure through Ultragaz, Ipiranga, Ultracargo and Hidrovias do Brasil S.A. (B3: HBSA3, “Hidrovias”), today announces its results for the second quarter of 2024.

Net revenues	Adjusted EBITDA¹	Recurring Adjusted EBITDA¹
R$ 32 billion	R$ 1.3 billion	R$ 1.3 billion

Net income	Cash generation from operations	Investments and Acquisitions
R$ 491 million	R$ 1.3 billion	R$ 1.8 billion

¹ Accounting adjustments and non-recurring items described in the EBITDA calculation table – page 2

Highlights

  Continuity of good operating results of Ultrapar.
  Approval of the distribution of R$ 276 million in dividends for the 1H24, equivalent to R$ 0.25 per share.
  Beginning of implementation of a new governance at Hidrovias, with (i) election of the new CFO, (ii) approval by shareholders’ meeting and holding of the first meeting of the new board of directors in June, (iii) simplification of committees and advisory commissions and (iv) deep dive into the company’s long-term strategic plan and value levers.
  Acquisition by Ultragaz of a 51.7% stake in Witzler, a company that operates in the commercialization of electrical energy in the free market and in the energy management of its customers. This acquisition is aligned with Ultragaz's strategy of expanding its offering of energy solutions to its customers, leveraging on its capillarity, commercial strength, and brand. Ultragaz, which already offers solutions for low voltage customers through Ultragaz Energia Inteligente (as a result of the acquisition of Stella), will also work with high voltage customers, consolidating its position in the electric energy market. The transaction was approved by the Administrative Council of Economic Defense (CADE).
  Acquisition of 49 service stations with the Ipiranga brand from Grupo Pão de Açúcar by the subsidiary Millennium, a company that operates in the management of service stations. The transaction was approved by CADE on July 22, 2024.
  Issuance of debentures by Ultragaz in July, in the amount of R$ 700 million, at a cost equivalent to CDI + 0.7% per year (below the current average cost of gross debt).
  Receipt of the last installment from the sale of Extrafarma, in the amount of R$ 222 million, on August 1 by Ultrapar.
71

2ND QUARTER OF 2024
Considerations on the financial and operational information

The financial information presented on this document were extracted from the individual and consolidated interim financial information ("Quarterly Information") for the three months period ended on June 30, 2024, and prepared in accordance with the pronouncement CPC 21 (R1) - Interim Financial Reporting and the International Accounting Standard IAS 34 issued by the International Accounting Standards Board ("IASB"), and presented in accordance with the applicable rules for Quarterly Information, issued by the Brazilian Securities and Exchange Commission (“CVM”). The information on Ultragaz, Ultracargo, and Ipiranga are presented without the elimination of intersegment transactions. Therefore, the sum of such information may not correspond to Ultrapar’s consolidated information. Additionally, the financial and operational information is subject to rounding and, consequently, the total amounts presented in the tables and charts may differ from the direct numerical sum of the amounts that precede them.

Information denominated EBITDA (Earnings Before Interests, Taxes on Income and Social Contribution on Net Income, Depreciation and Amortization); Adjusted EBITDA – adjusted by the amortization of contractual assets with customers – exclusive rights and by the amortization of fair value adjustments on associates acquisition; Recurring Adjusted EBITDA – adjusted by non-recurring items; and EBIT (Earnings Before Interest and Taxes on Income and Social Contribution on Net Income) are presented in accordance to Resolution 156, issued by the CVM on June 23, 2022. The calculation of EBITDA based on net income is shown below:

In million of Reais	Quarter			Accumulated
	2Q24	2Q23	1Q24	1H24	1H23

Net income	491.2	238.7	455.4	946.7	512.5
(+) Income and social contribution taxes	192.6	59.2	209.1	401.8	151.6
(+) Net financial (income) expenses	205.7	216.7	282.8	488.5	528.3
(+) Depreciation and amortization	322.0	279.3	277.7	599.7	548.4

EBITDA	1,211.6	793.9	1,225.0	2,436.7	1,740.8

Accounting adjustment
(+) Amortization of contractual assets with customers - exclusive rights	122.3	170.3	132.7	255.0	302.5
(+) Amortization of fair value adjustments on associates acquisition	1.7	-	-	1.7	-

Adjusted EBITDA	1,335.6	964.2	1,357.7	2,693.3	2,043.3

Ultragaz	414.1	405.2	400.7	814.8	789.2
Ultracargo	165.0	161.0	165.2	330.3	303.4
Ipiranga	817.1	464.4	819.1	1,636.3	1,047.6
Holding and other companies	(60.6)	(66.4)	(42.9)	(103.6)	(96.9)
Extraordinary expenses/provisions and post-closing adjustments from the sales of Oxiteno and Extrafarma	-	-	15.6	15.6	-

Non-recurring items that affected EBITDA
(-) Results from disposal of assets (Ipiranga)	(36.5)	(30.8)	(36.5)	(72.9)	(86.7)
(-) Earnout Stella (Ultragaz)	(17.3)	-	-	(17.3)	-
(-) Extraordinary expenses/provisions and post-closing adjustments from the sales of Oxiteno and Extrafarma	-	-	(15.6)	(15.6)	-

Recurring Adjusted EBITDA	1,281.9	933.4	1,305.6	2,587.5	1,956.6

Ultragaz	396.8	405.2	400.7	797.4	789.2
Ultracargo	165.0	161.0	165.2	330.3	303.4
Ipiranga	780.7	433.6	782.7	1,563.4	960.9
Holding and other companies	(60.6)	(66.4)	(42.9)	(103.6)	(96.9)

72

2ND QUARTER OF 2024

Report of Results of Hidrovias do Brasil

In May 2024, Ultrapar informed the conclusion of the acquisition of a relevant ownership position in Hidrovias, thus becoming a strategic and long-term reference shareholder.

From that moment onwards, the entire amount of R$ 1.3 billion invested in the transaction began to be accounted for in non-current assets, in investments in subsidiaries, joint ventures and associates. In turn, Hidrovias’ result is being recorded with a 2 months’ delay, impacting Ultrapar’s result through “share of profit (loss) of subsidiaries, joint ventures and associates” line. Therefore, in the second quarter of 2024, Ultrapar's net income is not impacted by the share of profit (loss) of subsidiaries, joint ventures and associates from Hidrovias.

In million of Reais

Ultrapar	2Q24	2Q23	1Q24	Δ 2Q24 v 2Q23	Δ 2Q24 v 1Q24	1H24	1H23	Δ 1H24 v 1H23
Net revenues	32,344	29,593	30,396	9%	6%	62,740	60,144	4%
Adjusted EBITDA	1,336	964	1,358	39%	(2%)	2,693	2,043	32%
Recurring Adjusted EBITDA¹	1,282	933	1,306	37%	(2%)	2,588	1,957	32%
Depreciation and amortization²	446	450	410	(1%)	9%	856	851	1%
Financial result	(206)	(217)	(283)	(5%)	(27%)	(489)	(528)	(8%)
Net income	491	239	455	106%	8%	947	513	85%
Investments	479	385	438	24%	9%	918	750	22%
Cash flow from operating activities	1,298	898	(573)	44%	n/a	725	187	287%

¹ Non-recurring items described in the EBITDA calculation table – page 2

² Includes amortization of contractual assets with customers – exclusive rights and amortization of fair value adjustments on associates acquisition

Net revenues – Total of R$ 32,344 million (+9% vs 2Q23), due to higher revenues from Ipiranga and Ultracargo, attenuated by lower revenues from Ultragaz. Compared to 1Q24, net revenues increased 6%, mainly due to higher revenues from Ipiranga and Ultragaz.

Recurring Adjusted EBITDA – Total of R$ 1,282 million (+37% vs 2Q23), mainly due to higher EBITDA from Ipiranga. Compared to 1Q24, recurring Adjusted EBITDA decreased 2%, as a result of lower EBITDA from Ipiranga and Ultragaz.

Results from the Holding and other companies – Ultrapar recorded a negative result of R$ 61 million from the Holding and other companies, comprised of (i) R$ 53 million of negative EBITDA from the Holding and (ii) R$ 8 million of negative EBITDA from other companies, mainly due to the worse performance of Refinaria Riograndense. As mentioned in the last quarterly report, the results of KMV (previously called abastece ai) began to be consolidated at Ipiranga from 1Q24 onwards.

Depreciation and amortization – Total of R$ 446 million (-1% vs 2Q23), due to lower amortization of contractual assets at Ipiranga, offset by higher investments made over the last 12 months. Compared to 1Q24, total costs and expenses with depreciation and amortization increased 9%, mainly due to higher depreciation and amortization expenses at Ipiranga.

Financial result – Ultrapar reported net financial expenses of R$ 206 million in 2Q24, an improvement of R$ 11 million compared to 2Q23, mainly reflecting the lower CDI and lower average net debt balance, partially offset by the negative one-off mark-to-market result of R$ 16 million in this quarter. Compared to 1Q24, when net financial expenses amounted to R$ 283 million, the difference is mainly explained by the lower negative mark-to-market result.

Net income – Total of R$ 491 million (+106% vs 2Q23), due to higher EBITDA and lower net financial expenses. Compared to 1Q24, net income increased 8%, due to lower net financial expenses, partially offset by higher depreciation and amortization expenses at Ipiranga.

Cash flow from operating activities – Operating cash generation of R$ 1,298 million in 2Q24, compared to a generation of R$ 898 million in 2Q23, mainly due to higher EBITDA, lower investment in working capital, and higher draft discount in 2Q24.

73

2ND QUARTER OF 2024

In million of Reais

Ultragaz	2Q24	2Q23	1Q24	Δ 2Q24 v 2Q23	Δ 2Q24 v 1Q24	1H24	1H23	Δ 1H24 v 1H23
Total volume (000 ton)	437	442	402	(1%)	9%	838	859	(2%)
Bottled	281	286	253	(2%)	11%	534	555	(4%)
Bulk	156	156	149	0%	5%	305	304	0%
Adjusted EBITDA (R$ million)	414	405	401	2%	3%	815	789	3%
Adjusted EBITDA margin (R$/ton)	948	917	997	3%	(5%)	972	919	6%
Non-recurring¹	17	-	-	n/a	n/a	17	-	n/a
Recurring Adjusted EBITDA (R$ million)	397	405	401	(2%)	(1%)	797	789	1%
Recurring Adjusted EBITDA margin (R$/ton)	909	917	997	(1%)	(9%)	951	919	3%
Recurring Adjusted LTM EBITDA (R$ million)	1,656	1,487	1,665	11%	(1%)	1,656	1,487	11%
Recurring Adjusted LTM EBITDA margin² (R$/ton)	964	854	966	13%	0%	964	854	13%

¹ Non-recurring items described in the EBITDA calculation table – page 2

² Does not consider R$ 333 million of extraordinary tax credits in 4Q22

Operational performance – The volume sold by Ultragaz in 2Q24 decreased 1% compared to 2Q23, as a result of a 2% reduction in the bottled segment, mainly due to the continuity of a more competitive environment and a milder winter compared to the previous year, while bulk sales remained stable, also affected by the milder winter. Compared to 1Q24, the volume sold was 9% higher, reflecting the typical seasonality between periods.

Net revenues – Total of R$ 2,694 million (-3% vs 2Q23), mainly due to lower sales volume. Compared to 1Q24, there was an 8% increase, due to higher sales volume.

Cost of goods sold – Total of R$ 2,168 million (-3% vs 2Q23), due to lower sales volume, attenuated by higher personnel expenses and greater requalification of bottles. Compared to 1Q24, the cost of goods sold increased 9%, mainly due to higher sales volume.

Sales, general and administrative expenses – Total of R$ 228 million (-4% vs 2Q23), due to initiatives to increase operational efficiency and lower sales commission and personnel expenses. Compared to 1Q24, sales, general and administrative expenses increased 8%, due to higher consulting, sales commission and marketing expenses.

Other operating results – Total of R$ 20 million, an improvement of R$ 18 million compared to 2Q23 and of R$ 16 million compared to 1Q24, mainly due to a non-recurring effect related to the reduction of R$ 17 million in the earnout payable from the acquisition of Stella, due to the exit of a partner.

Recurring Adjusted EBITDA – Total of R$ 397 million (-2% vs 2Q23), mainly due to lower sales volume and a more competitive commercial environment in bottled segment. Compared to 1Q24, the Recurring Adjusted EBITDA decreased 1% due to higher expenses, despite the higher sales volume.

Investments – R$ 94 million were invested in this quarter, directed mainly towards equipment installed in new customers in the bulk segment, acquisition and replacement of bottles, expansion into new energy solutions and maintenance of existing operations.

74

2ND QUARTER OF 2024

In million of Reais

Ultracargo	2Q24	2Q23	1Q24	Δ 2Q24 v 2Q23	Δ 2Q24 v 1Q24	1H24	1H23	Δ 1H24 v 1H23
Installed capacity¹ (000 m³)	1,067	955	1,067	12%	0%	1,067	955	12%
m³ sold (000 m³)	4,307	3,629	4,196	19%	3%	8,503	7,090	20%
Adjusted EBITDA (R$ million)	165	161	165	3%	0%	330	303	9%
Adjusted EBITDA margin (%)	63%	63%	63%	0 p.p.	(0) p.p.	63%	61%	1 p.p.
Adjusted LTM EBITDA (R$ million)	658	570	654	16%	1%	658	570	16%
Adjusted LTM EBITDA margin (%)	63%	60%	63%	3 p.p.	0 p.p.	63%	60%	3 p.p.

1 Monthly average

Operational performance – Ultracargo’s average installed capacity grew 12% compared to 2Q23, due to the additions of (i) 90 thousand m³ referring to the 50% stake in Opla as of July, 2023, (ii) 12 thousand m³ from the acquisition of the Rondonópolis base from Ipiranga as of September, 2023, and (iii) 10 thousand m³ relating to the expansion of the Vila do Conde terminal as of July, 2023. The m³ sold increased 19% compared to 2Q23, due to the startup of operations in Opla and Rondonópolis and the increased handling of fuels in Vila do Conde, attenuated by lower spot handling of fuels in Santos and Itaqui. Compared to 1Q24, m³ sold increased 3%, due to greater ethanol handling in Opla, attenuated by lower spot handling of fuels in Santos and Itaqui.

Net revenues – Total of R$ 264 million (+2% vs 2Q23), due to higher m³ sold, despite lower spot sales. Compared to 1Q24, net revenues remained stable.

Cost of services provided – Total of R$ 96 million (+4% vs 2Q23), due to higher depreciation costs, in line with the higher capacity. Compared to 1Q24, the cost of services provided increased 4%, due to higher maintenance costs, partially offset by lower personnel expenses.

Sales, general and administrative expenses – Total of R$ 45 million (-6% vs 2Q23), mainly due to lower personnel expenses. Compared to 1Q24, sales, general and administrative expenses decreased 3%, due to lower personnel expenses, attenuated by higher advisory and consulting expenses related to expansion projects.

Share of profit (loss) of subsidiaries, joint ventures and associates – Worse by R$ 9 million, mainly due to gains of R$ 8 million from the sale of Ultracargo’s stake in União Vopak in 2Q23.

Adjusted EBITDA – Total of R$ 165 million (+3% vs 2Q23), reflecting the higher capacity occupancy with profitability gains, lower expenses, and productivity and efficiency gains, despite lower spot sales and gains of R$ 8 million from the sale of Ultracargo’s stake in União Vopak in 2Q23. Compared to 1Q24, Adjusted EBITDA remained stable.

Investments – Investments in the period amounted to R$ 154 million, allocated mainly to construction or expansion projects of the Palmeirante, Itaqui, Santos and Rondonópolis terminals, in addition to investments for higher efficiency, maintenance and operational safety of the terminals.

75

2ND QUARTER OF 2024

In million of Reais

Ipiranga	2Q24	2Q23	1Q24	Δ 2Q24 v 2Q23	Δ 2Q24 v 1Q24	1H24	1H23	Δ 1H24 v 1H23
Total volume (thousand m³)	5,850	5,607	5,583	4%	5%	11,433	11,091	3%
Diesel	3,016	2,883	2,750	5%	10%	5,766	5,716	1%
Otto cycle	2,727	2,639	2,745	3%	(1%)	5,472	5,198	5%
Others¹	107	86	88	25%	20%	195	177	10%
Adjusted EBITDA (R$ million)	817	464	819	76%	0%	1,636	1,048	56%
Adjusted EBITDA margin (R$/m³)	140	83	147	69%	(5%)	143	94	52%
Non-recurring²	36	31	36	18%	0%	73	87	(16%)
Recurring Adjusted EBITDA (R$ million)	781	434	783	80%	0%	1,563	961	63%
Recurring Adjusted EBITDA margin (R$/m³)	133	77	140	73%	(5%)	137	87	58%
Recurring Adjusted LTM EBITDA (R$ million)	4,148	1,728	3,801	140%	9%	4,148	1,728	140%
Recurring Adjusted LTM EBITDA margin (R$/m³)	177	75	164	137%	8%	177	75	137%

¹ Fuel oils, arla 32, kerosene, lubricants and greases

² Non-recurring items described in the EBITDA calculation table – page 2

Operational performance – Ipiranga’s sales volume increased 4% compared to 2Q23, with a 5% increase in diesel and 3% in the Otto cycle, with higher share of ethanol to the detriment of gasoline in the product mix. Compared to 1Q24, the volume was 5% higher, mainly due to a 10% increase in diesel, a result of the typical seasonality between periods.

Net revenues – Total of R$ 29,431 million (+11% vs 2Q23), mainly due to higher sales volume and the pass-through of fuel cost increases. Compared to 1Q24, net revenues increased 6%, driven by higher sales volume.

Cost of goods sold – Total of R$ 28,019 million (+9% vs 2Q23), mainly due to higher fuel costs and higher sales volume. Compared to 1Q24, there was a 6% increase, due to higher sales volume.

Sales, general and administrative expenses – Total of R$ 830 million (+30% vs 2Q23), due to higher expenses with personnel (mainly higher headcount and collective bargaining agreement), depreciation, freight (higher sales volume) and one-off expenses related to the office relocation. Compared to 1Q24, sales, general and administrative expenses increased 17%, reflecting higher expenses with freight (higher sales volume), personnel (mainly higher headcount and provisions) and one-off expenses with the office relocation in Rio de Janeiro and São Paulo.

Other operating results – Total negative R$ 109 million, an improvement of R$ 100 million compared to 2Q23 and R$ 56 million compared to 1Q24, mainly due to lower expenses with carbon tax credits.

Results from disposal of assets – Total of R$ 36 million (+13% vs 2Q23), due to the sale of real estate assets, especially the building in Rio de Janeiro. Compared to 1Q24, results from disposal of assets remained stable.

Recurring Adjusted EBITDA Total of R$ 781 million (+80% vs 2Q23), mainly as a result of better margins, due to the normalization of the competitive environment and inventory gains in 2Q24, compared to inventory losses due to cost reductions in 2Q23, despite higher expenses and irregularities in the market (mainly tax benefits in Amapá revoked in April 2024, and the increase in naphtha imports, which enter the country as a raw material for the chemical industry, with a lower tax burden, but end up being sold as gasoline without full tax collection). Compared to 1Q24, recurring Adjusted EBITDA remained stable, mainly due to the reduction of the effect of tax distortions, despite higher expenses in the period.

Investments – R$ 228 million were invested in the quarter, directed to the expansion and maintenance of Ipiranga’s service stations and franchises network and to logistics infrastructure, in addition to the evolution of the company’s technology platform. Out of the total investments, R$ 49 million refer to additions to fixed and intangible assets, R$ 154 million to contractual assets with customers (exclusive rights), and R$ 25 million to installments from financing granted to customers and advance payments of rentals, net of releases.

76

2ND QUARTER OF 2024

In million of Reais

Ultrapar – Indebtedness	2Q24	2Q23	1Q24
Cash and cash equivalents	7,429	6,216	6,607
Gross debt	(13,703)	(12,692)	(12,958)
Leases payable	(1,426)	(1,531)	(1,472)
Net debt	(7,700)	(8,007)	(7,823)
Net debt/Adjusted LTM EBITDA¹	1.2x	2.1x	1.3x
Trade payables – reverse factoring (draft discount)	(1,531)	(1,468)	(1,304)
Financial liabilities of customers (vendor)	(244)	(388)	(278)
Receivables from divestments (Oxiteno and Extrafarma)	220	1,083	964
Net debt + draft discount + vendor + receivables	(9,256)	(8,779)	(8,441)
Average cost of gross debt	110% DI	105% DI	109% DI
	DI + 1.0%	DI + 0.7%	DI + 0.9%
Average cash yield (% DI)	99%	99%	97%
Average gross debt duration (years)	3.3	3.9	3.5

¹ LTM Adjusted EBITDA does not include capital gain and closing adjustments from the sales of Oxiteno and Extrafarma, and extraordinary tax credits; furthermore, it does not include LTM result from Extrafarma since the closing of the sales.

Ultrapar ended 2Q24 with a net debt of R$ 7.7 billion (1.2x Adjusted LTM EBITDA), compared to R$ 7.8 billion in March 2024 (1.3x Adjusted LTM EBITDA). The decrease in the net debt is mainly due to the operating cash generation during the period and the receipt of the last installment from the sale of Oxiteno amounting to R$ 755 million, partially offset by the amount of R$ 1.3 billion relating to the acquisition and reclassification of Hidrovias shares to the "Investments" line. The decrease in the financial leverage reflects the higher LTM EBITDA and lower net debt.

It is worth mentioning that there are receivables not yet included in Ultrapar's net debt related to the sale of Extrafarma (R$ 183 million, monetarily adjusted by CDI + 0.5% p.a. since August 2022, received on August 1, 2024, but not reflected in the balance sheet of June 2024).

77

2ND QUARTER OF 2024

Cash and maturity profile and breakdown of gross debt:

Updates on ESG themes

Ultrapar, on an aggregate manner, contributed with approximately R$ 5 million in campaigns to support communities affected by heavy rains in the state of Rio Grande do Sul.

To support communities affected by the rains in Rio Grande do Sul, Ultragaz donated LPG cylinders to more than 40 solidarity kitchens. For affected employees, it also provided social service support and psychological support, in addition to a matchfunding campaign, tripling the amount for every R$ 1 donated by its employees. For resellers, among other initiatives, payment terms and assistance in the recovery of points of sale were renegotiated.

Ipiranga conducted matchfunding campaigns to raise financial resources that were used to donate basic food baskets for the affected communities, and also donated fuel for essential rescue services and provided psychological support for its employees. For impacted employees, Ipiranga made an emergency donation for immediate support, in addition to psychological support and assistance with cleaning homes. For resellers, financial support was granted with the adhesion of service stations in the affected regions through rent extensions, financing, royalties, marketing funds and support aimed to the rebuild the affected stations.

Ultrapar was recognized as one of the 100 Most Influential Companies in Brazil, in an award promoted by the Veja Negócios magazine, which highlights organizations with the best performance in the last year in terms of revenue, profitability, reputation, pioneering spirit and adoption of ESG policies.

Led by Instituto Ultra and with strategic support from Alicerce Educação, in June, the Educar para Transformar project began in Barcarena (state of Pará), aiming to recover the educational base of 300 students from seven municipal schools. Classes are held three times a week and will last for six months.

In June, Ultragaz published its 2023 Sustainability Report (click here to access the file), highlighting the materialization of its energy solutions portfolio (distributed generation and biomethane), as well as the investment of over R$ 13 million in safety and the achievement of a 40% diversity ratio in its leadership.

Ultragaz was also one of the top 3 companies in the Exame ESG Award in the Fuels and Energy Transition category, with strengths in decarbonization and eco-efficiency of its operations.

Due to the construction of its terminal in Palmeirante (state of Tocantins), Ultracargo opened registrations for the Operational Training Program in the region. The program is free of charge, lasts two months, and will have 30 spots, 50% of which are affirmative for women, promoting professional qualification for local communities.

For another consecutive year, Ipiranga reached 1st place in the Energy sector ranking of the Merco ESG Responsibility Award, a reputational evaluation tool for companies, ranking among the top 50 overall.

Additionally, Ipiranga received the ESG Commitment medal in Ecovadis, a platform for evaluating sustainability practices in the value chain. The result shows progress in Ipiranga's ESG journey compared to the last evaluation cycle, positioning itself more than 10 percentage points ahead of other companies in the same sector evaluated by the platform.

78

2ND QUARTER OF 2024

Capital markets	2Q24	2Q23	1Q24
Final number of shares (000)	1,115,404	1,115,204	1,115,404
Market capitalization¹ (R$ million)	24,093	21,066	31,756
B3
Average daily trading volume (000 shares)	4,297	8,195	5,366
Average daily financial volume (R$ 000)	106,068	134,135	153,270
Average share price (R$/share)	24.68	16.37	28.56
NYSE
Quantity of ADRs² (000 ADRs)	59,223	57,461	56,388
Average daily trading volume (000 ADRs)	1,340	1,353	1,443
Average daily financial volume (US$ 000)	6,490	4,434	8,361
Average share (US$/ADRs)	4.84	3.28	5.79
Total
Average daily trading volume (000 shares)	5,637	9,548	6,809
Average daily financial volume (R$ 000)	139,743	156,026	194,694

   ¹ Calculated on the closing share price for the period

   ² 1 ADR = 1 common share

79

2ND QUARTER OF 2024

Ultrapar's combined average daily financial volume on B3 and NYSE totaled R$ 140 million/day in 2Q24 (-28% vs 1Q24). Ultrapar's shares ended the quarter quoted at R$ 21.60 on B3, a depreciation of 24% in the quarter, while the Ibovespa stock index depreciated 3%. In NYSE, Ultrapar's shares depreciated 32% while the Dow Jones stock index depreciated 2% in the quarter. Ultrapar ended 2Q24 with a market cap of R$ 24 billion.

UGPA3 x Ibovespa performance

(Dec 28, 2023 = 100)

2Q24 Conference call

Ultrapar will host a conference call for analysts and investors on August 8, 2024, to comment on the Company’s performance in the second quarter of 2024 and outlook. The presentation will be available for download in the Company’s website 30 minutes prior to the conference call.

The conference call will be transmitted via webcast and held in Portuguese with simultaneous translation into English. Please connect 10 minutes in advance.

Conference call in Portuguese with simultaneous translation to English

Time: 11h00 (BRT) / 10h00 (EDT)

Access link via webcast

Participants in Brazil: click here

International participants: click here

80

2ND QUARTER OF 2024

 In million of Reais

ULTRAPAR - Balance sheet	JUN 24	JUN 23	MAR 24

ASSETS

Cash and cash equivalents	3,830.7	5,378.1	3,747.6
Financial investments and derivative financial instruments	300.8	337.4	309.5
Trade receivables and reseller financing	4,516.8	3,647.8	4,206.9
Trade receivables - sale of subsidiaries	219.9	887.7	963.7
Inventories	3,989.6	3,686.9	4,371.9
Recoverable taxes	1,665.8	1,672.0	1,688.2
Prepaid expenses	151.2	135.4	184.7
Contractual assets with customers - exclusive rights	776.6	736.1	779.2
Other receivables	294.6	108.2	323.3
Total Current Assets	15,746.1	16,589.6	16,574.9

Financial investments and hedge derivative financial instruments	3,297.9	500.9	2,550.0
Trade receivables and reseller financing	691.4	507.8	599.2
Trade receivables - sale of subsidiaries	-	195.6	-
Deferred income and social contribution taxes	1,267.6	1,063.9	1,155.5
Recoverable taxes	2,731.0	2,706.7	2,548.1
Escrow deposits	1,054.5	969.6	1,034.9
Prepaid expenses	61.9	79.9	53.4
Contractual assets with customers - exclusive rights	1,432.4	1,506.6	1,436.7
Other receivables	286.8	204.3	306.1
Investments in subsidiaries, joint ventures and associates	1,598.7	121.3	316.2
Right-of-use assets, net	1,612.0	1,766.3	1,671.6
Property, plant and equipment, net	6,585.2	5,994.6	6,494.6
Intangible assets, net	1,974.7	2,071.3	1,872.1
Total Non-Current Assets	22,594.1	17,688.9	20,038.6

TOTAL ASSETS	38,340.2	34,278.5	36,613.5

LIABILITIES

Trade payables	3,126.8	2,481.4	3,077.8
Trade payables - reverse factoring	1,531.3	1,468.5	1,304.1
Loans, financing and derivative financial instruments	2,987.4	1,327.6	2,830.9
Debentures	427.5	1,172.0	942.3
Salaries and related charges	398.9	375.1	348.9
Taxes payable	429.0	381.5	251.0
Leases payable	332.4	286.1	314.1
Financial liabilities of customers (vendor)	135.4	162.3	148.1
Provision for decarbonization credits	147.1	377.4	-
Other payables	634.9	407.9	664.2
Total Current Liabilities	10,150.7	8,439.7	9,881.4

Loans, financing and derivative financial instruments	6,178.7	6,180.3	5,002.1
Debentures	4,109.7	4,012.1	4,182.5
Provision for tax, civil and labor risks	1,252.0	1,050.1	1,241.2
Post-employment benefits	250.3	198.7	246.8
Leases payable	1,093.8	1,244.9	1,158.0
Financial liabilities of customers (vendor)	109.1	225.4	129.5
Other payables	342.1	320.6	396.3
Total Non-Current Liabilities	13,335.6	13,232.1	12,356.3

TOTAL LIABILITIES	23,486.3	21,671.8	22,237.7

EQUITY
		-	-
Share capital	6,621.8	6,621.8	6,621.8
Reserves	6,998.6	5,262.7	6,996.8
Treasury shares	(450.3)	(470.5)	(470.0)
Others	1,113.7	682.6	679.7
Non-controlling interests in subsidiaries	570.0	510.1	547.6
Total Equity	14,853.9	12,606.7	14,375.8

TOTAL LIABILITIES AND EQUITY	38,340.2	34,278.5	36,613.5

Cash and cash equivalents	7,429.5	6,216.4	6,607.0
Gross debt	(13,703.2)	(12,692.0)	(12,957.8)
Leases payable	(1,426.2)	(1,531.0)	(1,472.1)
Net debt	(7,699.8)	(8,006.6)	(7,822.9)

81

2ND QUARTER OF 2024

 In million of Reais

ULTRAPAR - Income statement	2Q24	2Q23	1Q24	1H24	1H23

Net revenues from sales and services	32,343.9	29,592.5	30,395.9	62,739.8	60,144.3

Cost of products sold and services provided	(30,235.9)	(27,920.3)	(28,334.7)	(58,570.5)	(56,759.3)

Gross profit	2,108.1	1,672.3	2,061.2	4,169.3	3,385.0

Operating revenues (expenses)
Selling and marketing	(644.1)	(523.8)	(569.0)	(1,213.1)	(1,034.7)
General and administrative	(513.5)	(469.2)	(440.8)	(954.3)	(923.2)

Results from disposal of assets	37.1	39.8	36.8	73.9	92.6
Other operating income (expenses), net	(88.2)	(206.0)	(137.8)	(226.0)	(339.2)

Operating income	899.3	513.0	950.4	1,849.7	1,180.4

Financial result, net
Financial income	280.6	186.7	160.2	440.8	377.1
Financial expenses	(486.3)	(403.4)	(443.0)	(929.3)	(905.4)

Total share of profit (loss) of subsidiaries, joint ventures and associates
Share of profit (loss) of subsidiaries, joint ventures and associates	(8.0)	1.6	(3.1)	(11.1)	12.0
Amortization of fair value adjustments on associates acquisition	(1.7)	-	-	(1.7)	-

Income before income and social contribution taxes	683.8	297.9	664.6	1,348.4	664.1

Income and social contribution taxes
Current	(306.9)	(164.7)	(87.9)	(394.7)	(304.4)
Deferred	114.2	105.5	(121.3)	(7.0)	152.8

Net income	491.2	238.7	455.4	946.7	512.5

Net income attributable to:
Shareholders of Ultrapar	437.9	213.9	431.5	869.4	475.9
Non-controlling interests in subsidiaries	53.3	24.8	24.0	77.3	36.6

Adjusted EBITDA	1,335.6	964.2	1,357.7	2,693.3	2,043.3

Non-recurring[1]	(53.8)	(30.8)	(52.1)	(105.8)	(86.7)

Recurring Adjusted EBITDA	1,281.9	933.4	1,305.6	2,587.5	1,956.6

Depreciation and amortization[2]	446.0	449.6	410.3	856.4	850.8
Total investments[3]	479.4	385.3	438.4	917.8	750.0
Ratios
Earnings per share (R$)	0.40	0.20	0.39	0.79	0.43
Net debt / Adjusted LTM EBITDA[4]	1.2x	2.1x	1.3x	1.2x	2.1x
Gross margin (%)	6.5%	5.7%	6.8%	6.6%	5.6%
Operating margin (%)	2.8%	1.7%	3.1%	2.9%	2.0%
Adjusted EBITDA margin (%)	4.1%	3.3%	4.5%	4.3%	3.4%
Recurring Adjusted EBITDA margin (%)	4.0%	3.2%	4.3%	4.1%	3.3%
Number of employees[5]	10,126	10,050	9,988	10,126	10,050
¹ Non-recurring items described in the EBITDA calculation table – page 2
² Includes amortization with contractual assets with customers – exclusive rights and amortization of fair value adjustments on associates acquisition
³ Includes property, plant and equipment and additions to intangible assets (net of divestitures), contractual assets with customers (exclusive rights), initial direct costs of assets with right of use, contributions made to SPEs (Specific Purpose Companies), payment of grants, financing of clients, rental advances (net of receipts), acquisition of shareholdings and payments of leases
4 Adjusted LTM EBITDA does not include capital gain and closing adjustments from the sales of Oxiteno and Extrafarma, and extraordinary tax credits; furthermore, it does not include LTM result from Extrafarma since the closing of its sale
5 Number of employees for 2023 was revised to reflect new criteria (includes only active employees and employees on leave for up to 12 months)

82

2ND QUARTER OF 2024

 In million of Reais

ULTRAPAR - Cash flows	JAN - JUN 2024	JAN - JUN 2023

Cash flows from operating activities
Net income	946.7	512.5
Adjustments to reconcile net income to cash provided (consumed) by operating activities
Share of profit (loss) of subsidiaries, joint ventures and associates and amortization of fair value adjustments on associates acquisition	12.8	(12.0)
Amortization of contractual assets with customers - exclusive rights	255.0	302.5
Amortization of right-of-use assets	149.9	150.2
Depreciation and amortization	453.8	402.5
Interest and foreign exchange rate variations	691.9	797.4
Current and deferred income and social contribution taxes	401.8	151.6
Gain (loss) on disposal or write-off of property, plant and equipment, intangible assets and other assets	(109.1)	(92.6)
Equity instrument granted	27.7	14.0
Provision for decarbonization - CBios	321.3	376.6
Other provisions and adjustments	69.7	91.4

	3,221.3	2,694.3

(Increase) decrease in assets
Trade receivables and reseller financing	(243.1)	1,011.7
Inventories	297.3	1,234.9
Recoverable taxes	(308.9)	(464.4)
Dividends received from subsidiaries, associates and joint ventures	2.0	5.6
Other assets	(132.4)	107.2

Increase (decrease) in liabilities
Trade payables and trade payables - reverse factoring	(1,057.2)	(3,445.7)
Salaries and related charges	(95.9)	(86.8)
Taxes payable	(38.4)	(1.9)
Other liabilities	(107.0)	(119.1)
	-	-
Acquisition of Cbios and carbon credits	(450.9)	(379.2)
Payments of contractual assets with customers - exclusive rights	(195.7)	(273.4)
Payment of contingencies	(30.9)	(39.6)
Income and social contribution taxes paid	(135.6)	(56.6)

Net cash provided (consumed) by operating activities	724.5	187.1

Cash flows from investing activities
Financial investments, net of redemptions	(2,086.4)	344.0
Acquisition of property, plant, equipment and intangible	(683.4)	(456.5)
Cash provided by disposal of investments and property, plant and equipment	977.0	199.2
Cash consumed in the purchase of investments and other assets	(1,102.9)	(90.3)

Net cash provided (consumed) by investing activities	(2,895.6)	(3.5)

Cash flows from financing activities
Loans, financing and debentures
Proceeds	2,856.0	2,511.3
Repayments	(1,386.6)	(1,857.6)
Interest and derivatives paid	(629.5)	(666.7)
Payments of leases	(220.7)	(182.5)
Dividends paid	(461.2)	(108.7)
Proceeds from financial liabilities of customers	-	6.8
Payments of financial liabilities of customers	(81.9)	(95.4)
Capital increase made by non-controlling shareholders and redemption of shares	13.5	-
Related parties	(13.4)	(6.0)

Net cash provided (consumed) by financing activities	76.2	(398.9)

Effect of exchange rate changes on cash and cash equivalents in foreign currency	-	(28.4)

Increase (decrease) in cash and cash equivalents	(2,095.0)	(243.7)

Cash and cash equivalents at the beginning of the period	5,925.7	5,621.8

Cash and cash equivalents at the end of the period	3,830.7	5,378.1

Non-cash transactions:
Addition on right-to-use assets and leases payable	97.8	168.0
Addition on contractual assets with customers - exclusive rights	27.8	66.3
Reclassification between financial assets and investment in associates	645.3	-
Issuance of shares related to the subscription warrants - indemnification - Extrafarma acquisition	4.1	0.4
Acquisition of property, plant and equipment and intangible assets without cash effect	9.0	30.8

83

2ND QUARTER OF 2024

In million of Reais

ULTRAGAZ - Working capital	JUN 24	JUN 23	MAR 24

OPERATING ASSETS
Trade receivables	611.0	560.0	571.1
Non-current trade receivables	17.1	5.8	15.2
Inventories	193.5	186.9	198.7
Taxes	136.6	175.5	135.4
Escrow deposits	257.6	248.8	256.1
Other	103.5	120.7	115.1
Right-of-use assets	149.1	149.6	154.8
Property, plant and equipment / Intangibles	1,753.4	1,650.2	1,733.6

TOTAL OPERATING ASSETS	3,221.9	3,097.5	3,180.0

OPERATING LIABILITIES
Trade payables	238.4	233.5	236.8
Salaries and related charges	121.8	114.5	101.8
Taxes	8.7	7.7	9.0
Judicial provisions	161.5	135.8	167.3
Leases payable	186.5	187.6	192.4
Other	74.6	67.5	66.1

TOTAL OPERATING LIABILITIES	791.4	746.7	773.4

¹ Includes the long term obligations with clients account

84

2ND QUARTER OF 2024

In million of Reais

ULTRAGAZ - Income statement	2Q24	2Q23	1Q24	1H24	1H23

Net revenues	2,694.1	2,776.3	2,499.9	5,194.0	5,416.9
Cost of products sold	(2,167.6)	(2,230.7)	(1,985.3)	(4,152.9)	(4,359.3)
Gross profit	526.5	545.6	514.6	1,041.1	1,057.7
Operating expenses
Selling and marketing	(138.1)	(162.6)	(131.1)	(269.1)	(303.9)
General and administrative	(89.6)	(75.2)	(80.4)	(170.0)	(147.5)
Results from disposal of assets	0.6	7.0	0.3	0.9	6.8
Other operating income (expenses), net	20.4	2.1	4.3	24.7	8.2
Operating income	319.8	317.0	307.7	627.5	621.3
Share of profit (loss) of subsidiaries, joint ventures and associates	0.5	(0.0)	(0.0)	0.5	(0.0)
Adjusted EBITDA	414.1	405.2	400.7	814.8	789.2
Non-recurring¹	(17.3)	-	-	(17.3)	-
Recurring Adjusted EBITDA	396.8	405.2	400.7	797.4	789.2
Depreciation and amortization²	93.8	88.3	93.0	186.8	167.9
Ratios
Gross margin (R$/ton)	1,206	1,235	1,281	1,242	1,232
Operating margin (R$/ton)	732	717	766	748	724
Adjusted EBITDA margin (R$/ton)	948	917	997	972	919
Recurring Adjusted EBITDA margin (R$/ton)	909	917	997	951	919
Number of employees[3]	3,602	3,620	3,536	3,602	3,620

¹Non-recurring items described in the EBITDA calculation table – page 2
² Includes amortization with contractual assets with customers - exclusive rights
³ Number of employees for 2023 was revised to reflect new criteria (includes only active employees and employees on leave for up to 12 months)

85

2ND QUARTER OF 2024

In million of Reais

ULTRACARGO - Working capital	JUN 24	JUN 23	MAR 24

OPERATING ASSETS
Trade receivables	44.2	28.0	37.8
Inventories	12.4	10.5	12.1
Taxes	6.0	7.4	6.6
Other	59.4	90.9	77.5
Right-of-use assets	610.6	631.9	621.0
Property, plant and equipment / Intangibles / Investments	2,336.6	1,784.3	2,221.9

TOTAL OPERATING ASSETS	3,069.2	2,553.0	2,976.9

OPERATING LIABILITIES
Trade payables	86.6	43.4	55.9
Salaries and related charges	37.3	44.1	32.9
Taxes	17.9	5.3	13.6
Judicial provisions	18.2	9.4	17.5
Leases payable	551.6	584.7	564.9
Other¹	49.6	53.2	39.0

TOTAL OPERATING LIABILITIES	761.2	740.2	723.8

86

2ND QUARTER OF 2024

In million of Reais

ULTRACARGO - Income statement	2Q24	2Q23	1Q24	1H24	1H23

Net revenues	263.6	257.4	263.2	526.9	493.8
Cost of services provided	(95.6)	(91.6)	(92.1)	(187.8)	(179.3)
Gross profit	168.0	165.8	171.1	339.1	314.5
Operating expenses
Selling and marketing	(2.2)	(2.6)	(3.6)	(5.8)	(6.2)
General and administrative	(42.3)	(44.8)	(42.2)	(84.5)	(80.8)
Results from disposal of assets	0.0	0.4	(0.0)	0.0	0.3
Other operating income (expenses), net	3.5	1.2	1.7	5.2	1.0
Operating income	126.9	119.9	127.0	254.0	228.9
Total share of profit (loss) of subsidiaries, joint ventures and associates
Share of profit (loss) of subsidiaries, joint ventures and associates	1.0	7.9	1.5	2.4	7.5
Amortization of fair value adjustments on associates acquisition	(1.7)	-	-	(1.7)	-
Adjusted EBITDA	165.0	161.0	165.2	330.3	303.4
Depreciation and amortization¹	38.8	33.2	36.7	75.6	66.9
Ratios
Gross margin (%)	63.7%	64.4%	65.0%	64.4%	63.7%
Operating margin (%)	48.2%	46.6%	48.3%	48.2%	46.4%
Adjusted EBITDA margin (%)	62.6%	62.6%	62.8%	62.7%	61.4%
Number of employees[2]	836	856	843	836	856

¹ Includes amortization of fair value adjustments on associates acquisition
² Number of employees for 2023 was revised to reflect new criteria (includes only active employees and employees on leave for up to 12 months)

87

2ND QUARTER OF 2024

In million of Reais

IPIRANGA - Working capital	JUN 24	JUN 23	MAR 24

OPERATING ASSETS
Trade receivables	3,866.4	3,066.4	3,614.5
Non-current trade receivables	674.3	513.5	584.0
Inventories	3,783.7	3,489.5	4,161.2
Taxes	3,805.8	3,794.7	3,688.9
Contractual assets with customers - exclusive rights	2,208.4	2,240.8	2,215.0
Other	888.5	586.0	909.4
Right-of-use assets	844.5	978.3	888.5
Property, plant and equipment / Intangibles / Investments	4,414.5	4,401.9	4,354.7

TOTAL OPERATING ASSETS	20,486.1	19,071.1	20,416.2

OPERATING LIABILITIES
Trade payables	4,313.7	3,663.8	4,066.4
Salaries and related charges	205.4	168.1	181.8
Post-employment benefits	266.9	212.1	262.9
Taxes	103.2	177.5	140.6
Judicial provisions	436.9	315.6	429.1
Leases payable	679.2	751.2	706.5
Other	969.8	1,165.3	929.9

TOTAL OPERATING LIABILITIES	6,975.0	6,453.5	6,717.1

88

2ND QUARTER OF 2024

In million of Reais

IPIRANGA - Income statement	2Q24	2Q23	1Q24	1H24	1H23

Net revenues	29,430.7	26,603.8	27,693.3	57,124.0	54,322.9
Cost of products sold and services provided	(28,018.6)	(25,644.5)	(26,312.9)	(54,331.6)	(52,306.8)
Gross profit	1,412.1	959.3	1,380.4	2,792.4	2,016.1
Operating expenses
Selling and marketing	(504.9)	(358.5)	(434.4)	(939.2)	(724.6)
General and administrative	(324.9)	(281.3)	(273.7)	(598.6)	(588.3)
Results from disposal of assets	36.5	32.4	36.5	72.9	88.3
Other operating income (expenses), net	(109.4)	(209.2)	(165.1)	(274.6)	(347.9)
Operating income	509.3	142.7	543.7	1,053.0	443.6
Share of profit (loss) of subsidiaries, joint ventures and associates	(1.2)	(1.9)	(2.1)	(3.3)	(3.8)
Adjusted EBITDA	817.1	464.4	819.1	1,636.3	1,047.6
Non-recurring¹	(36.5)	(30.8)	(36.5)	(72.9)	(86.7)
Recurring Adjusted EBITDA	780.7	433.6	782.7	1,563.4	960.9
Depreciation and amortization²	309.0	323.6	277.5	586.6	607.7
Ratios
Gross margin (R$/m³)	241	171	247	244	182
Operating margin (R$/m³)	87	25	97	92	40
Adjusted EBITDA margin (R$/m³)	140	83	147	143	94
Recurring Adjusted EBITDA margin (R$/m³)	133	77	140	137	87
Number of service stations	5,876	6,281	5,881	5,876	6,281
Number of employees³	5,192	5,078	5,127	5,192	5,078
¹ Non-recurring items described in the EBITDA calculation table – page 2
² Includes amortization with contractual assets with customers - exclusive rights
3 Number of employees for 2023 was revised to reflect new criteria (includes only active employees and employees on leave for up to 12 months)

89

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ Nr. 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

Date, Hour and Place:

August 7, 2024, at 10:00 a.m., at the Company’s headquarters, located at Brigadeiro Luís Antônio Avenue, Nr. 1.343, 9th floor, in the City and State of São Paulo.

Members in attendance:

(i) Members of the Board of Directors undersigned; (ii) Secretary of the Board of Directors, Ms. Denize Sampaio Bicudo; (iii) Chief Executive Officer, Mr. Marcos Marinho Lutz; (iv) Chief Financial and Investor Relations Officer, Mr. Rodrigo de Almeida Pizzinatto; and (v) in relation to item 1, other executive officers of the Company, namely, Mrs. Leonardo Remião Linden and Tabajara Bertelli Costa; and the President of the Fiscal Council, Mr. Flávio Cesar Maia Luz.

Matters discussed and resolutions:

1.	After having analyzed and discussed the performance of the Company in the second quarter of the current fiscal year, the respective financial statements were approved.
2.

“Ad referendum” of the Annual General Shareholders’ Meeting that will analyze the balance sheet and financial statements of the fiscal year of 2024, the Board of Directors approved the distribution of interim dividends in the total amount of R$ 275,970,941.50 (two hundred and seventy-five million, nine hundred and seventy thousand, nine hundred and forty-one Reais and fifty cents of Real). The holders of common shares of the Company are entitled to receive R$ 0.25 (twenty-five cents of Real) per share, excluding the shares held in the treasury account at this date.

3.

It has also been determined that dividends declared herein will be paid as of August 23, 2024 onwards, with no remuneration or monetary adjustment. The record date to establish the right to receive the approved dividends will be August 15, 2024 in Brazil and August 19, 2024 in the United States of America. The shares of the Company will be traded “ex-dividend” on the São Paulo Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) from August 16, 2024 and on the New York Stock Exchange (NYSE) from August 19, 2024 onwards.

4.

The members of the Board of Directors of the Company confirmed the issuance of 35,235 (thirty-five thousand, two hundred and thirty-five) common shares within the limits of the authorized capital stock pursuant to Article 6 of the Company’s Bylaws, due to partial exercise of the subscription warrants issued by the Company as of the approval of the merger of shares issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A. by the Company, approved on the Extraordinary General Shareholders’ Meeting held on January 31, 2014. The management of the Company shall provide the necessary subscription bulletins for signing and formalization of the new shares’ subscription by the referred subscription warrants holders. The common shares will have the same rights assigned to the other shares previously issued by the Company. The Company’s capital stock will be represented by 1,115,439,503 (one billion, one hundred fifteen million, four hundred thirty-nine thousand, five hundred and three) common shares, all of them nominative with no par value. The adaptation of Article 5 of the Company’s Bylaws to reflect the new number of shares in which the capital stock of the Company is divided shall be subject to a resolution of the Extraordinary General Shareholders’ Meeting, to be called in due course.

5.

The Board of Directors approved the amendments to the Conflict of Interest and Related Party Transactions Corporate Policy, effective from October 1, 2024 onwards, as proposed by the Executive Board and endorsed by the Audit and Risk Committee.

6.	Finally, the Board members approved the changes to the Material Notice Disclosure and Securities Trading Corporate Policies, as proposed by the Executive Board.

Notes: The resolutions were approved, with no amendments or qualifications, by all Board members.

90

There being no further matters to discuss, the meeting was concluded, and these minutes were written, read, passed, and signed by all the Board members present.

Jorge Marques de Toledo Camargo – Chairman

Marcos Marinho Lutz – Vice-Chairman

Ana Paula Vitali Janes Vescovi

Fabio Venturelli

Flávia Buarque de Almeida

Francisco de Sá Neto

José Mauricio Pereira Coelho

Marcelo Faria de Lima

Peter Paul Lorenço Estermann

Denize Sampaio Bicudo – Secretary of the Board of Directors

91

ULTRAPAR PARTICIPAÇÕES S.A.

NOTICE TO SHAREHOLDERS

Distribution of dividends

São Paulo, August 7, 2024 – Ultrapar Participações S.A. informs that the Board of Directors, at the meeting held today, approved the distribution of dividends in the amount of R$ 275,970,941.50, equivalent to R$ 0.25 per common share, to be paid from August 23, 2024, onwards, without remuneration or monetary adjustment.

The record date that establishes the right to receive the dividend will be August 15, 2024, in Brazil, and August 19, 2024, in the United States. Therefore, the shares will be traded "ex-dividend" from August 16, 2024, onwards on the São Paulo Stock Exchange (B3), and from August 19, 2024, onwards on the New York Stock Exchange (NYSE).

The number of shares considered to calculate the dividend per share considers the issuance of 35,235 common shares, as approved by the Board of Directors on this date.

Rodrigo de Almeida Pizzinatto

Chief Financial and Investor Relations Officer
Ultrapar Participações S.A.

92

Material Notice Disclosure Policy and Securities Trading Policies

1.	GENERAL PROVISIONS

1.1. Introduction

1.1.1. This document sets forth the Policies, which were prepared pursuant to the Regulation of the New Market of B3, the CVM Resolution Nr. 44/21 and the best market practices. The awareness, adherence and strict compliance thereof are mandatory for all People Subject to the Policies.

1.1.2. Capitalized terms used herein, in plural or singular, shall have the meaning attributed to them in Exhibit I - Definitions.

1.2. General Purposes

1.2.1. The general purpose of the Policies is to establish the rules and guidelines with respect to disclosure of information to the market and trading of Securities by any person holding or who may hold information owned by or of the interest of Ultra Group.

1.2.2. The Policies set forth standards and guidelines to be observed:

(i) all Material Notices must be immediately and simultaneously disclosed to the markets where the Company has Securities admitted for trading, except in rare occasions in which the postponing of such disclosure is permitted;

(ii) Privileged Information shall only be disclosed when they become Material Notices or in other special events in which such information, to the best interest of Ultra Group, must be disclosed to the public;

(iii) knowledge of Privileged Information (a) prevents the person holding or aware of such information from trading and (b) authorizes the Committee to establish an Extraordinary Trading Restriction to the People Subject to the Policies;

(iv) it is assumed that Controlling Shareholders and the Management of the Company have access to any Material Notice not disclosed or to all Privileged Information.

1.3. People Subject to the Policies

1.3.1. The following people (“People Subject to the Policies”) shall comply with the rules and guidelines established in the Policies:

(a) the Company;

(b) Controlling Shareholders;

(c) the Management of the Company;

(d) all people that hold officer (statutory or not) positions at Ultra Group; and

(e) other people appointed by the Committee, at its sole discretion, holding or that may hold information related to Ultra Group.

1.3.2. The People Subject to the Policies must ensure that the rules of the Policies are complied with by the people under their influence (including companies or investment funds controlled by them, affiliated to or under common control, directly or indirectly), Spouses and Dependents, provided that the People Subject to the Policies shall be held jointly liable with those people in the event of non-compliance with the Policies arising out of failure of compliance with such duty.

93

1.4. Disclosure and Trading Committee

1.4.1. The Company shall have a Committee with the main following duties:

(a) assist the Investor Relations Officer on disclosing information to the market, through any means, amongst which the Reference Form, forms to be filed with SEC, Material Notices, market announcements, notices to shareholders and press releases;

(b) advise the Investor Relations Officer with respect to decisions attributed to him/her by the Policies or the Regulation;

(c) resolve on non-disclosure of Material Notices, for the events set forth in item 2.3., with the subsequent communication of trading prohibition to the People Subject to the Policies;

(d) resolve on the establishment of Extraordinary Trading Restrictions;

(e) provide clarifications as to the application or interpretation of the provisions set forth in the Policies, law and Regulation;

(f) analyze the content of Individual Investment Programs received from by People Subject to the Policies, in order to safekeep and ensure compliance with the purposes set forth in the Policies;

(g) resolve on the applicable measures in cases of non-compliance with the Policies, as well as on the need to inform of this matter to the Board of Directors of the Company to adopt additional measures potentially applicable, as set forth in item 4.2.; and

(h) appoint other people that have or may have access to information related to Ultra Group, who must be subject to the terms set forth in these Policies.

1.4.2. The Committee shall be comprised of up to 5 members, including the Chief Financial and Investor Relations Officer, who shall appoint the other members.

1.4.3. The Committee shall hold meetings whenever called by the Investor Relations Officer or any other member, provided that all decisions of the Committee shall depend on the majority of its members, without prejudice to the prerogatives set forth in the Policies and Regulation to the Investor Relations Officer.

1.4.4. Call notices shall be made through electronic communication, and the meetings shall be held primarily at the Company’s headquarters. Meetings may be attended through conference call, video conference or through any other remote means of communication, being permitted electronic voting.

2.	DISCLOSURE POLICY

2.1. Specific Purposes

2.1.1. The purposes of the Disclosure Policy are to:

(a) rule the disclosure to the market of information which, according to its nature and characteristics, must be classified as a Material Notice, setting forth the rules and guidelines to be complied with by the Investor Relations Officer and by the other People Subject to the Policies with respect to the disclosure of such information and confidentiality of such information, while not disclosed;

(b) establish the general and conduct rules to be adopted by the Company to classify information as Material Notices, and to disclose such information, attributing, for the benefit of investors and the market in general, predictability to the conducts to be adopted by the Company; and

(c) ensure the availability of information on Material Notices to the shareholders and the market in general, in a timely, efficient, and reasonable manner, contributing to the symmetry of information on Material Notices and Privileged Information.

94

2.2. Disclosure of Material Notices

2.2.1. The verification of the occurrence of Material Notices or the convenience of the disclosure of Privileged Information through a market announcement shall always consider: (i) the relevance of the information in the specific situation and its materiality in the context of the Ultra Group’s activities and size, and not individually, (ii) the presence of reasonable influence criteria described in the definition of Material Notice, (iii) the track record of disclosure of material information by the Company and not generally, in order to avoid the non-relevant disclosure of Material Notices to the detriment of the quality of the analysis, by the market, of Ultra Group’s perspectives.

2.2.2. The Investor Relations Officer and the Committee shall ensure that the Material Notices will be disclosed as provided by law, the Regulation and this Disclosure Policy, in a clear and accurate manner, as well as ensure that Material Notices will be widely and immediately disclosed simultaneously to the markets in which the Securities are traded.

2.2.2.1. The Material Notices will be disclosed to the appropriate authorities and to Stock Markets and/or Market Administrators electronically, as well as in the Company’s website and the following news website chosen by the Company, pursuant to CVM Resolution Nr. 44/21: https://valor.globo.com/valor-ri/.

2.2.2.2. The market announcements will be disclosed to the appropriate authorities and to Stock Markets and/or Market Administrators electronically, as well as in the Company’s website.

2.2.3. Whenever possible, the disclosure of any Material Notices shall occur before the beginning or after the closure of trading sessions at Stock Markets, provided that, in the event of incompatible times with other markets, the time of operation of the Brazilian Stock Market shall prevail.

2.2.4. The People Subject to the Policies shall inform any Material Notices they are aware of, in writing, to the Investor Relations Officer.

2.2.4.1. If the People Subject to the Policies are personally aware of a Material Notice and verify the omission, by the Investor Relations Officer, in complying with his/her duty of communication and disclosure, including in the event set forth in the sole paragraph of article 6 of CVM Resolution Nr. 44/21, they shall only be exempt from liability if they immediately notify such Material Notice to CVM.

2.2.4.2. The communication above shall be dismissed upon proven awareness of such Material Notice by the Investor Relations Officer and the decision of not disclose such information, taken pursuant to the provisions set forth in this Disclosure Policy.

2.2.5. The Company does not comment on rumors or speculations originated in the market, except under extreme situations that imply or may imply the significant volatility of the Company’s Securities.

2.3. Exception to Immediate Disclosure

2.3.1. The disclosure of Material Notices may be postponed in exceptional situations, if such disclosure implies in putting Ultra Group’s lawful interest at risk.

2.3.2. The postponing of disclosure of Material Notices shall be subject to the decision (a) by Controlling Shareholders and provided that such information is restricted to such shareholders, or (b) by the Committee.

2.3.3. If information related to an undisclosed Material Notice gets out of control, or in the events of atypical fluctuation of the price of the Securities or traded volume, such Material Notice must be disclosed to the market, subject to, to the extent possible, item 2.2.3.

2.3.4. If an information is restricted to the Controlling Shareholders and such Controlling Shareholders decide not to disclose such information, they shall notify the Investor Relations Officer, and he/she shall notify the Committee, with respect to the existing Material Notice, whether due to atypical fluctuation of the price or traded volume of the Securities or due to examination by the Investor Relations Officer, so that the need of an immediate disclosure is analyzed.

95

2.4. Duties of the Investor Relations Officer

2.4.1. The Investor Relations Officer shall:

(a) disclose the Material Notice simultaneously to the CVM, SEC, the Stock Markets and market in general, immediately after the occurrence thereof, subject to item 2.2.3;

(b) ensure the wide and immediate dissemination of such Material Notices in all markets where the Securities are admitted for trading, except for the provision of item 2.3;

(c) ponder the need to request the stock exchanges to suspend trading of Securities for the time necessary for the proper dissemination of the Material Notice, if its disclosure is required during trading hours;

(d) provide all additional clarifications as to such Material Notice, when requested to do so by the appropriate authorities or by any Stock Markets;

(e) should there be an unusual fluctuation in the price or trading volume of the Company’s Securities, the Investor Relations Officer must question the people with potential access to Privileged Information, in order to establish whether they are aware of any information that must be disclosed to the market;

(f) electronically communicate any existing Ordinary and Extraordinary Trading Restrictions; and

(g) provide the Stock Market with information related to any material trading.

2.5. Duty of Confidentiality

2.5.1. The People Subject to the Policies and all people that may have access to Privileged Information must keep the confidentiality of such Privileged Information still not disclosed by the Company. Furthermore, they must ensure that their subordinates and/or trusted third parties also comply, being jointly liable with them in the event of non-compliance with the duty of confidentiality.

2.5.2. Privileged Information may only be disclosed to third parties upon the execution of agreements that obligate the receiving party (i) to keep the confidentiality of such information, and (ii) not to trade Securities based on such information. This provision is not applicable to the disclosure of information to a person who is required by law to comply with such duties.

2.5.3. Privileged Information may only be discussed with those who are required to be aware of them, subject to item 2.5.2, and to the extent legally permitted.

2.5.4. In addition to the People Subject to the Policies, all people that have access to information owned by or of the interest of Ultra Group must keep the confidentiality of such information and shall not disclose them to third parties, except when at Ultra Group’s interest, or if such information is disclosed as provided by the Disclosure Policy, by law or Regulation.

2.5.5. If any Person Subject to the Policies verifies that a Privileged Information has become known to third parties not subject to confidentiality rules, or if there is an unusual fluctuation in the price or traded volume of Securities, such facts must be immediately communicated to the Investor Relations Officer so that the need for disclosure of the Privileged Information to the market can be assessed.

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2.6. Communication and Disclosure with Respect to Material Trading

2.6.1. Controlling Shareholders and shareholders who elect members of the Board of Directors or members of the Fiscal Council of the Company, as well as any individual or legal entity, or group of people, acting jointly or representing the same interest, that carry out Material Trading operations, must inform the Company with respect to the transaction, and must inform the Company about the details of the operation, pursuant to CVM Resolution Nr. 44/21.

2.6.2. Upon the intention to change the composition of the shareholding control or administrative structure of the Company, or upon an acquisition that results in the obligation to perform a public offer, the acquirer must disclose the information required by CVM Resolution Nr. 44/21 through the company’s disclosure channels.

2.6.3. The communication to the Company of the Material Trading must be made immediately after a Material Trading is done, that is, until the beginning of the trading session following the one in which the order was carried out. The Investor Relations Officer shall send information to the CVM, SEC and the Stock Markets.

2.7. Reporting of transactions involving Management and Affiliated Persons

2.7.1. Management must inform the Investor Relations Officer of their ownership and transactions involving: (a) Securities; (b) securities issued by Controlled Companies, provided they are publicly traded, including transactions with derivatives or any other securities related to the securities issued by Controlled Companies; and (c) the securities referred to in (a) and (b), conducted by Spouses, Dependents, legal entities controlled, directly or indirectly, by the persons mentioned in this Clause, or investment funds in which they are shareholders, except for non-exclusive investment funds where investment decisions are not influenced by the shareholders.

2.7.2. The communication mentioned above must be sent to the Investor Relations Officer (i) within 5 days after each transaction is executed; and (ii) on the first business day after assuming the position.

2.7.2.1. For the purposes of counting the period mentioned above, the transaction date should be understood as the date of the transaction itself, not the date of its physical or financial settlement.

2.7.3. The Investor Relations Officer must send the information mentioned in this item, received by him/her, to CVM and B3 within 10 (ten) days after the end of the month in which the changes in the positions occur or the month in which the position is assumed.

2.7.4. The Investor Relations Officer's obligation to report also extends to ownership and transactions involving Securities conducted by the Company itself, its controlled entities, and affiliated entities.

3.	TRADING POLICY

3.1. Specific Purposes

3.1.1. The purposes of the Trading Policy are to:

(a) prevent the improper use of Privileged and sensitive Information owned by Ultra Group by the People Subject to the Policies, for their own benefit or the benefit of third parties; and

(b) define rules and guidelines to be adopted for trading by the People Subject to the Policies, including with respect to periods of trading restriction or conditions to be complied with for the trading to be permitted in such periods.

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3.2. General Rules

3.2.1. The People Subject to the Policies may not use Privileged Information in order to obtain, directly or indirectly, for themselves or to third parties, any pecuniary advantages, including through trading.

3.2.2. Before the disclosure to the public of Privileged Information pursuant to the Policies, trading by People Subject to the Policies that are aware of such Privileged Information, or of the date of disclosure thereof, is restricted.

3.2.2.1. For the purpose of verifying the violation of item above, it is assumed that: (i) the Person Subject to the Policies who traded Securities, having Privileged Information, made use of such information in said trading; (ii) Controlling Shareholders and any member of the Management have access to all Privileged Information not yet disclosed; (iii) members of the Management who leave the Company with Privileged Information, which has not yet been disclosed, make use of such information if they trade Securities issued by the Company within a period of 3 months after their resignation.

3.2.3. The prohibition of item 3.2.1. does not apply to subscriptions for new Securities. However,  Securities may not be traded by People Subject to the Policies (i) in the event of public offer for distribution of Securities, until the disclosure of the announcement of its closing, subject to the exceptions set forth in the Regulation; and (ii) in the event of public offering for distribution of Securities with restricted efforts, during the period of 90 days counted as from the subscription or acquisition of certain Securities by the investor, as provided for in the Regulation.

3.2.4. Short swing transactions, that is, short-term transactions with the Securities cannot be carried out by the People Subject to the Policies, who cannot dispose of the Securities acquired by them over the last 3 months.

3.2.4.1. Securities received by People Subject to the Policies through the Company's stock-based compensation plans are not subject to the prohibition in item 3.2.4, except if there is a specific prohibition in the respective contract.

3.2.5. The restrictions set forth in this Trading Policy are not applicable to transactions performed by investment funds whose People Subject to the Policies are quota holders of, provided that (a) such investment funds are not exclusive; and (b) trading decisions made by the manager of such investment fund are not influenced by quota holders.

3.2.6. The repurchase of shares issued by the Company shall be subject to previous approval by general shareholders’ meeting whenever:

(a) performed outside organized markets of Securities, (i) involves, even by several single operations, more than 5% of type or class of shares in less than 18 months; (ii) the price is 10% over, in case of acquiring, or 10% less in case of disposal, than the weighted average for last stock exchange prices; or (iii) the counterparty is a related party to the Company, as defined by the accounting rules that deal with this matter to the Company; or

(b) if it has the purpose to modify or to preserve the composition of the shareholding control or administrative structure of the Company.

3.2.7. People Subject to the Policies who are beneficiaries of stock-based compensation plans may not carry out any transactions with derivative instruments that nullify or mitigate their economic exposure to the Securities.

3.3. Trading Restrictions

3.3.1. The People Subject to the Policies and the Company itself may not trade Securities, regardless of determination by the Investor Relations Officer or the Committee ("Ordinary Trading Restrictions"):

(a) whenever any Material Notice which the People Subject to the Policies and the Company are aware of is pending of disclosure;

(b) in the period of 15 (fifteen) days prior to the disclosure of ITR and SFS forms;

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(c) whenever there are any periods of trading restriction ongoing;

(d) as from the time they have access to information with respect to the intention to perform a merger, total or partial spin-off, transformation or consolidation involving the Company;

(e) during any share acquisition or disposal program undertaken by the Company itself; and

(f) from the moment analyses related to the request for judicial or extrajudicial recovery and bankruptcy, made by the Company itself, are initiated.

3.3.1.1. The restriction provided for above does not apply to negotiations involving fixed income Securities, when carried out through operations with combined repurchase commitments by the seller and resale by the purchaser, for settlement on a pre-established date, before or equal to the maturity of the securities object of the operation, carried out with predefined profitability or remuneration parameters.

3.3.1.2. The restriction provided for in item “b” above applies regardless of the assessment of the existence of a Material Notice pending disclosure.

3.3.1.3. The restriction set forth in item “e” above shall only be effective during the days in which repurchase is actually performed by the Company, provided that: (i) the weekdays in which the Company will trade in the market are established; and (ii) the Investor Relations Officer informs the People Subject to the Policies of the days the restriction will be effective.

3.3.2. Without prejudice to the Ordinary Trading Restrictions, the Committee may establish other trading restriction periods ("Extraordinary Trading Restrictions"), applicable to the People Subject to the Policies or to a part of them, whether due to the holding of Privileged Information, or to protect Ultra Group’s image.

3.3.3. In the event of an Extraordinary Trading Restriction, the Investor Relations Officer shall immediately electronically inform the People Subject to the Policies or those subject to the restriction, the period in which the trading of Securities will be restricted, without providing the reasons for such restriction. Said communication must be treated as confidential by its recipients.

3.3.4. The Committee will not be required to justify the decision to establish an Extraordinary Trading Restriction, and information on the existence of such Extraordinary Trading Restriction must be treated with confidentiality by the people subject to such restriction.

3.3.5. The Board of Directors of the Company may not deliberate on the acquisition or disposal of shares issued by the Company itself in the event any agreement or contract has been entered into in order to transfer shareholding control (direct or indirect) of the Company, or in the event an option or power of attorney has been granted for this purpose, as well as upon the existence of the firm intention to promote a merger, total or partial spin-off, consolidation, transformation or corporate reorganization of the Company, and while such transaction is not disclosed to the public as Material Notice.

3.3.6. During Ordinary and Extraordinary Trading Restrictions, the People Subject to the Policies are prohibited to carry out stock lending or renting operations, whether in the position of lender or in the position of borrower.

3.4. Exceptions to Trading Restrictions

3.4.1. The trading restrictions shall not apply to: (a) transactions with shares held in treasury, through a private trading, or the subscription of new shares, provided that such private trading or subscription result from eventual the exercise of a call option arising out of the stock option plan approved at general shareholders’ meeting or when it involves granting shares to Management, employees or service providers as part of compensation previously approved at a general meeting; and (b) potential repurchases by the Company, also through a private trading, of shares referred to in sub-item “a” of this item.

3.4.2. The trading restrictions set forth in item 3.3.1. shall not apply to People Subject to the Policies when their transactions are carried out as long-term investment through Individual Investment Programs approved by the Committee, and as from the date of its approval.

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3.5. Individual Investment Programs

3.5.1. The People Subject to the Policies may request Individual Investment Programs to be filed at the Company, which shall be submitted to the analysis of the Committee with respect to their compatibility with the provisions set forth in the Policies and Regulation. Ordinary and Extraordinary Restrictions will not apply to transactions conducted by People Subject to the Policies under Individual Investment Programs that have been duly approved by the Committee and filed with the Company.

3.5.2. The Individual Investment Programs will be in writing, duly filed at the Company and shall follow the specifications below:

(a) before the Individual Investment Programs are filed, the calendar including the specific disclosure dates of ITR and SFS forms must be approved;

(b) the Individual Investment Programs may not be filed during (a) the period of any trading restriction, subject to item 3.5.3., and (b) the period of 15 days before disclosure of ITR and SFS forms;

(c) the beneficiaries may only carry out trading operations covered by Individual Investment Programs 3 months after the Committee’s approval;

(d) the Individual Investment Programs shall establish:

(i) the irrevocable and irreversible commitment of participants to trade Securities as of the dates or events established in the Individual Investment Programs, previously indicating the value or amounts of trade operations to be carried out;

(ii) the type and the class of Securities subject to the investment or divestiture; and

(iii) the obligation of the beneficiaries of the Individual Investment Program to revert to the Company any losses prevented or potential gains at trading, arising out of the potential change of the disclosure dates of ITR and SFS forms, ascertained based on reasonable and verifiable criteria to be established by such Individual Investment Program.

(e) the beneficiaries shall not:

(i) maintain simultaneously more than one Individual Investment Program; and

(ii) perform transactions that shall nullify or mitigate economic effects of the transactions determined by the Individual Investment Program.

3.5.3. The Individual Investment Programs may be filed at the Company during the effectiveness of a stock repurchase program approved by the Company, provided that participants must comply with all trading rules applicable according to these Policies.

3.5.4. Any Individual Investment Programs adopted by Controlling Shareholders and the members of the Management shall be accompanied by the Board of Directors, or other statutory governance body designated by it, which will verify, at least every six months, the adherence of the trading by the participants to the Program by them formalized.

4.	INFRACTIONS AND SANCTIONS

4.1. Any violations to the rules set forth in the Policies verified by the People Subject to the Policies must be immediately reported to the Investor Relations Officer or to the Committee.

4.2. Without prejudice of legal sanctions, the Committee shall adopt applicable measures, upon non-compliance with the Policies, including, as the case may be, (a) communication to the competent authorities, (b) dismissal of the Person Subject to the Policies, as applicable, and/or (c) reporting such matter to the Board of Directors, so that additional measures potentially applicable may be adopted.

4.3. Without prejudice of the applicable sanctions, the People Subject to the Policies responsible for non-compliance with any provision set forth in the Policies shall reimburse Ultra Group, fully and without limitation, of all losses resulting from such non-compliance.

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5.	FINAL PROVISIONS

5.1. The Policies shall be in full force as of the date they are approved by the Board of Directors of the Company for indefinite term. These Policies may only be amended upon resolution by the Board of Directors of the Company, provided that no amendments may be performed during any pending Material Notice to be disclosed to the market.

5.2. After the approval of the Policies by the Board of Directors, the Company must obtain the express adhesion by the People Subject to the Policies upon the execution of the Instrument of Adhesion, pursuant to Exhibit II.

5.2.1. The Investor Relations Officer shall maintain a file with the name, position, function or relation to the Company, e-mail, Individual Taxpayer Registry (CPF) or Corporate Taxpayer Registry (CNPJ) of the People Subject to the Policies, which file must be updated whenever changes occur.

5.2.2. The file referred to in item 5.2.1. must be kept by the Company and must be made available to the CVM.

5.3. In case any member of the Management cease to be subject to the Policies before the disclosure of Material Notice related to the business or to the fact initiated during their relationship with Ultra Group, he/she must refrain from trading Securities, (i) for 3 months counted as of their removal of the Company, or (ii) until disclosure of the referred material fact, whichever occurs first.

5.4. The rules set forth in the Policy:

(i) apply to trading carried out (a) within or outside regulated securities market environments, (b) directly or indirectly, whether through controlled companies or third parties with whom a fiduciary or portfolio management agreement is entered into, (c) by his/her own account or by third parties.

(ii) apply to trading directly or indirectly carried out by the People Subject to the Policy, whether such trading occur through a controlled company, or a third party with whom a fiduciary or share or portfolio management agreement is entered into.

5.5. The Company will adopt the proceedings and actions mentioned below, without prejudice to other claimed necessary to control and avoid potential violations to the Policy:

(i)  instrument of adhesion to be signed by the People Subject to the Policy, pursuant Exhibit II;

(ii)  announcements made by the Investor Relations Officer to the People Subject to the Policy informing on opening and closing of trading window periods; and

(iii) regular training, which frequency and content that will be defined by the Committee.

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EXHIBIT I - DEFINITIONS

“B3”: B3 S.A. – Brasil, Bolsa e Balcão.

“Committee”: the Disclosure and Trading Committee, defined in item 1.4.1.

“Company” or “Ultrapar”: Ultrapar Participações S.A.

“Controlling Shareholders”: shareholder or group of shareholders, if any, holding and exercising control of the Company directly or indirectly;

“CVM”: Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários).

"CVM Resolution Nr. 44/21": means CVM Resolution Nr. 44, of August 23, 2021.

“Dependents”: any dependent included in the annual tax return provided by People Subject to the Policies.

“Disclosure Policy”: Ultrapar’s Material Notice Disclosure Corporate Policy.

“Extraordinary Trading Restrictions”: has the meaning attributed to it in item 3.3.2.

“Individual Investment Program”: the written instrument through which a Person Subject to the Policies undertakes to, voluntarily, irrevocably and irreversibly, invest or divest Securities at pre-established dates, events or periods, or upon the occurrence of certain conditions which implementation it not under its control, prepared pursuant to the provisions set forth in CVM Resolution Nr. 44/21.

“Instrument of Adhesion”: the document to be entered into pursuant to Exhibit II.

“Investor Relations Officer”: Ultrapar’s Chief Financial and Investor Relations Officer.

“ITR”: Company’s quarterly information.

“Management”: with respect to the Company and its subsidiaries, the members of the Board of Directors, the statutory officers, the members of the Fiscal Council, if any, and the members of any other bodies with technical or advisory functions eventually constituted by statutory provision.

“Market Administrators”: are the managing entities of the Stock Exchanges in Brazil;

"Material Notice": any decision made by Controlling Shareholders, resolution made by the general shareholders’ meeting or management bodies of Ultra Group, or any other act or fact occurred or related to the business of Ultra Group that may reasonably influence: (a) the price of Securities; (b) the decision of investors to buy, sell, or hold Securities; or (c) the decision of investors to exercise any rights inherent to their condition as holders of Securities.

“Material Trading”: trading operation or group of trading operations through which the equity interest held directly or indirectly in the Company exceeds, up or down, the levels of 5% (five percent), 10% (ten percent), 15% (fifteen percent), and so on successively of shares issued by the Company, as well as the rights attributed to the shares and other Securities issued by the Company.

“NYSE”: the New York Stock Exchange.

“Ordinary Trading Restrictions”: has the meaning attributed to it in item 3.3.1.

“People Subject to the Policies”: has the meaning attributed to it in item 1.3.

"Privileged Information": (i) undisclosed Material Notices; and (ii) information that is not a Material Notice, but may become one, and has not yet been disclosed. It is also presumed to be Privileged Information, even if in the early stages of studies or analyses, information regarding: (a) merger operations, total or partial spin-off, transformation, or any form of corporate reorganization or business combination; (b) changes in control of the Company, including through the execution, amendment, or termination of a shareholders' agreement; (c) Company’s deregistration as publicly-held company or change in the environment or segment of trading of shares issued by it; and (d) request for judicial or extrajudicial reorganization and bankruptcy filed by the Company itself.

“Regulation”: the rules issued by CVM and other regulatory and self-regulatory bodies which the Company is subject to.

“SEC”: the U.S. Securities and Exchange Commission.

"Securities": any and all securities, as defined in Article 2 of Law No. 6,385/76, issued by the Company, its controlled entities, or related to them, including derivatives, whether settled physically or financially.

“SFS”: the Standard Financial Statements of the Company.

“Spouse”: the spouses or companion(s).

“Stock Market”: B3, NYSE and any other Stock Market or organized over the counter market in which Company’s Securities are admitted for trading, in Brazil or abroad.

“Trading Policy”: Ultrapar’s Securities Trading Corporate Policy which, together with the Disclosure Policy, are the “Policies”.

“Ultra Group”: Ultrapar and subsidiaries.

Approved by the Board of Directors on August 7th, 2024

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EXHIBIT II – INSTRUMENT OF ADHESION

INSTRUMENT OF ADHESION

By this instrument (“Instrument of Adhesion”) [name, and e-mail], undersigned below, as [relation with Ultra Group], hereby adheres to the MATERIAL NOTICE DISCLOSURE CORPORATE POLICY and the SECURITIES TRADING CORPORATE POLICY of securities issued by ULTRAPAR PARTICIPAÇÕES S.A. (“Policies” and “Company”, respectively), which copies are hereby delivered, and represents:

(i)      to be fully aware of all terms set forth in the Policies, and to comply with the rules set forth therein;

(ii)     to be aware that Trading Restrictions of securities issued by the Company will be informed, pursuant to the Policies, through the e-mail indicated in this Instrument of Adhesion; and

(iii)    to be aware that he/she is responsible for non-compliance with any provision set forth in the Policies, and that he/she shall reimburse, without prejudice to the applicable sanctions, Ultra Group, as defined in the Policies, fully and without limitation, of all losses arising out of such non-compliance.

XXXXXXXXXXXXXXXXXXXXXX

Approved by the Board of Directors on August 7th, 2024

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2024

ULTRAPAR HOLDINGS INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Individual and Consolidated Interim Financial Information as of and for the Quarter Ended June 30, 2024 and Report on Review of Interim Financial Information; 2Q24 Earnings Release; Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on August 7, 2024; Notice to shareholders and Material Notice Disclosure and Securities Trading Corporate Policies)